   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 1997

                                                   COMMISSION FILE NOS.
                                                                        811-3199
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER
   THE SECURITIES ACT OF 1933                                [X]
Pre-Effective Amendment No.  _                               [ ]

Post-Effective Amendment No.  _                              [ ]
                              and
REGISTRATION STATEMENT UNDER
   THE INVESTMENT COMPANY ACT OF 1940                        [ ]

Amendment No. 37                                             [X]

                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT
                           (EXACT NAME OF REGISTRANT)

                        KEMPER INVESTORS LIFE INSURANCE
                                    COMPANY
                          (NAME OF INSURANCE COMPANY)

            1 Kemper Drive, Long Grove, Illinois                          60049
(Address of Insurance Company's Principal Executive Offices)           (Zip Code)
 Insurance Company's Telephone Number, including Area Code:          (847) 550-5500

                             Debra P. Rezabek, Esq.
                                 1 Kemper Drive
                           Long Grove, Illinois 60049
                    (Name and Address of Agent for Service)

                                   COPIES TO:

                               FRANK JULIAN, ESQ.
                    KEMPER INVESTORS LIFE INSURANCE COMPANY
                                 KLIC LEGAL T-1
                                 1 KEMPER DRIVE
                           LONG GROVE, ILLINOIS 60049
                              JOAN E. BOROS, ESQ.
                             KATTEN MUCHIN & ZAVIS
                       1025 THOMAS JEFFERSON STREET, N.W.
                             WASHINGTON, D.C. 20007

     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

     Calculation of Registration Fee under the Securities Act of 1933:
-- Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                             CROSS-REFERENCE SHEET
                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

                       REGISTRATION STATEMENT ON FORM N-4

  N-4 ITEM NO.                                                               LOCATION IN PROSPECTUS
  ------------                                                               ----------------------
          PART A
        Item  1.    Cover Page...................................  Cover Page
        Item  2.    Definitions..................................  Definitions
        Item  3.    Synopsis.....................................  Summary; Summary of Expenses;
                                                                   Example
        Item  4.    Condensed Financial Information..............  Condensed Financial Information
        Item  5.    General Description of Registrant, Depositor
                      and Portfolio Companies....................  KILICO and the Separate Account; Fixed
                                                                   Options; Voting Rights
        Item  6.    Deductions and Expenses......................  Contract Charges and Expenses
        Item  7.    General Description of Variable
                      Annuity Contracts..........................  The Contracts
        Item  8.    Annuity Period...............................  The Annuity Period
        Item  9.    Death Benefit................................  The Annuity Period; The Accumulation
                                                                   Period
        Item 10.    Purchases and Contract Value.................  KILICO and the Separate Account; The
                                                                   Contracts
        Item 11.    Redemptions..................................  The Contracts
        Item 12.    Taxes........................................  Federal Income Taxes
        Item 13.    Legal Proceedings............................  Legal Proceedings
        Item 14.    Table of Contents of the Statement of
                      Additional Information.....................  Table of Contents
          PART B
        Item 15.    Cover Page...................................  Cover Page
        Item 16.    Table of Contents............................  Table of Contents
        Item 17.    General Information and History..............  Not Applicable
        Item 18.    Services.....................................  Services to the Separate Account
        Item 19.    Purchase of Securities Being Offered.........  Not Applicable
        Item 20.    Underwriters.................................  Services to the Separate Account
        Item 21.    Calculation of Performance Data..............  Performance Information of
                                                                   Subaccounts
        Item 22.    Annuity Payments.............................  Not Applicable
        Item 23.    Financial Statements.........................  Financial Statements
          PART C

     Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

                           PROSPECTUS--
--------------------------------------------------------------------------------

                       VARIABLE AND MARKET VALUE ADJUSTED

                           DEFERRED ANNUITY CONTRACTS
--------------------------------------------------------------------------------

                                   ISSUED BY
                    KEMPER INVESTORS LIFE INSURANCE COMPANY
                               IN CONNECTION WITH
                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT
   HOME OFFICE: 1 KEMPER DRIVE, LONG GROVE, ILLINOIS 60049     (847) 550-5500

The types of Variable and Market Value Adjusted Deferred Annuity Contracts ("Contracts") offered by this Prospectus are issued by Kemper Investors Life Insurance Company ("KILICO") and are designed to provide annuity benefits under retirement plans which may or may not qualify for the Federal tax advantages available under Section 401, 403, 408 or 457 of the Internal Revenue Code of 1986, as amended.

Purchase payments for the Contracts may be allocated to one or more of the options under which Contract values accumulate on a variable basis, a fixed basis, or a fixed basis subject to a market value adjustment. These options consist of the thirteen Subaccounts of the Separate Account, the Fixed Option of the General Account and the Market Value Adjustment Option ("MVA Option"). Each Subaccount invests in one of the Portfolios of the following funds: the Kemper Investors Fund ("KINF"), the Janus Aspen Series ("Janus"), the Lexington Natural Resources Trust ("Lexington") and the Warburg Pincus Trust ("Warburg").

The Kemper Investors Fund currently consists of the following Portfolios: Money Market, Total Return, High Yield, Growth, International and Value+Growth. The following Portfolios of the Janus Aspen Series are available under the
Contracts: Growth, Worldwide Growth and Balanced. The Lexington Natural Resources Trust currently consists of only one Portfolio. The following Portfolios of the Warburg Pincus Trust are available under the Contracts:
International Equity, Small Company Growth and Post-Venture Capital.

Subaccounts and Portfolios may be added in the future. Contract values allocated to any of the Subaccounts will vary to reflect the investment objectives and the attendant risks of the Funds. Contract values allocated to the Fixed Option or one or more MVA Periods of the MVA Option will accumulate on a fixed basis.

This Prospectus is designed to provide you with certain essential information that you should know before investing. A Statement of Additional Information
dated                has been filed with the Securities and Exchange Commission and is incorporated herein by reference. A Statement of Additional Information is available upon request from KILICO by writing or calling the address or telephone number listed above. A table of contents for the Statement of Additional Information is on page 48 of this Prospectus.

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR THE KEMPER INVESTORS FUND, JANUS ASPEN SERIES, LEXINGTON NATURAL RESOURCES TRUST AND WARBURG PINCUS TRUST. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THE CONTRACTS ARE NOT INSURED BY THE FDIC. THEY ARE OBLIGATIONS OF THE ISSUING INSURANCE COMPANY AND ARE NOT A DEPOSIT OF, OR GUARANTEED BY, ANY BANK OR SAVINGS INSTITUTION AND ARE SUBJECT TO RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
================================================================================

                                                              PAGE
                                                              ----
DEFINITIONS.................................................    1
SUMMARY.....................................................    2
SUMMARY OF EXPENSES.........................................    5
KILICO, THE MVA OPTION, THE SEPARATE ACCOUNT AND THE
  FUNDS.....................................................    7
FIXED OPTION................................................   11
THE CONTRACTS...............................................   12
CONTRACT CHARGES AND EXPENSES...............................   18
THE ANNUITY PERIOD..........................................   21
FEDERAL INCOME TAXES........................................   23
DISTRIBUTION OF CONTRACTS...................................   27
VOTING RIGHTS...............................................   27
REPORTS TO CONTRACT OWNERS AND INQUIRIES....................   27
DOLLAR COST AVERAGING.......................................   28
SYSTEMATIC WITHDRAWAL PLAN..................................   28
LEGAL PROCEEDINGS...........................................   28
BUSINESS....................................................   29
PROPERTIES..................................................   33
EXPERTS.....................................................   33
LEGAL MATTERS...............................................   33
SELECTED FINANCIAL DATA.....................................   33
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   34
DIRECTORS AND OFFICERS OF KILICO............................   43
EXECUTIVE COMPENSATION......................................   45
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION......   48
FINANCIAL STATEMENTS........................................   48

DEFINITIONS

The following terms as used in this Prospectus have the indicated meanings:

     ACCUMULATION PERIOD--The period between the Date of Issue of a Contract and the Annuity Date.

     ACCUMULATION UNIT--A unit of measurement used to determine the value of each Subaccount during the Accumulation Period.

     ANNUITANT--The person designated to receive or who is actually receiving annuity payments and upon the continuation of whose life annuity payments involving life contingencies depend.

     ANNUITY DATE--The date on which annuity payments are to commence.

     ANNUITY OPTION--One of several forms in which annuity payments can be made.

     ANNUITY PERIOD--The period starting on the Annuity Date.

     ANNUITY UNIT--A unit of measurement used to determine the amount of Variable Annuity payments.

     BENEFICIARY--The person designated to receive any benefits under a Contract upon the death of the Annuitant or the Owner prior to the Annuity Period.

     CONTRACT--A Variable and Market Value Adjusted Annuity Contract offered by this Prospectus.

     CONTRACT OWNER OR OWNER--The person designated in the Contract as having the privileges of ownership defined in the Contract.

     CONTRACT VALUE--The sum of the values of the Owner's Separate Account Contract Value, MVA Contract Value and General Account Contract Value.

     CONTRACT YEAR--Period between anniversaries of the Date of Issue of a Contract.

     CONTRACT QUARTER--Periods between quarterly anniversaries of the Date of Issue of the Contract.

     CONTRIBUTION YEAR--Each Contract Year in which a Purchase Payment is made and each succeeding year measured from the end of the Contract Year during which such Purchase Payment was made. For example, if a Contract Owner makes an initial payment of $15,000 and then makes a subsequent payment of $10,000 during the fourth Contract Year, the fifth Contract Year will be the fifth Contribution Year for the purpose of Accumulation Units attributable to the initial payment and the second Contribution Year with respect to Accumulation Units attributable to the subsequent $10,000 payment.

     DATE OF ISSUE--The date on which the first Contract Year commences.

     DEBT--The principal of any outstanding loan from the General Account Contract Value, plus any accrued interest. Requests for loans must be made in writing to KILICO.

     FIXED ANNUITY--An annuity under which the amount of each annuity payment does not vary with the investment experience of a Subaccount and is guaranteed by KILICO.

     FUND OR FUNDS--Kemper Investors Fund, Janus Aspen Series, Lexington Natural Resources Trust and Warburg Pincus Trust including any Portfolios thereunder.

     GENERAL ACCOUNT--All the assets of KILICO other than those allocated to any Separate Account. KILICO guarantees a minimum rate of interest on Purchase Payments allocated to the General Account.

     GENERAL ACCOUNT CONTRACT VALUE--The value of the Owner's Contract interest in the General Account.

     GUARANTEED INTEREST RATE--The rate of interest established by KILICO for a given MVA Period.

     MVA PERIOD--A period of time during which an amount is to be credited with a Guaranteed Interest Rate. MVA Period options may have durations of one, three, five, seven or ten years, as elected by the Owner.

     MVA PERIOD VALUE--The MVA Period Value is the sum of the Owner's: (1) Purchase Payment allocated or amount transferred to a MVA Period; plus (2) interest credited; minus (3) withdrawals, previously assessed Withdrawal Charges and transfers; and (4) as adjusted for any applicable Market Value Adjustment previously made.

     KILICO--Kemper Investors Life Insurance Company, whose Home Office is at 1 Kemper Drive, Long Grove, Illinois 60049.

     MARKET ADJUSTED VALUE--A MVA Period Value adjusted by the market value adjustment formula on any date prior to the end of a MVA Period.

     MARKET VALUE ADJUSTMENT--An adjustment of values under a MVA Period in accordance with the market value adjustment formula prior to the end of that MVA Period. The adjustment reflects the change in the value of the MVA Period Value due to changes in interest rates since the date the MVA Period commenced. The adjustment is computed using the market value adjustment formula stated in the Contract.

     MVA CONTRACT VALUE--The sum of an Owner's MVA Period Values.

     NON-QUALIFIED PLAN CONTRACT--A Contract issued in connection with a retirement plan which does not receive favorable tax treatment under
     Section 401, 403, 408 or 457 of the Internal Revenue Code.

     PORTFOLIO--A series of a Fund with its own objective and policies, which represents shares of beneficial interest in a separate portfolio of securities and other assets. Portfolio is sometimes referred to herein as a Fund.

     PURCHASE PAYMENTS--Amounts paid to KILICO by or on behalf of a Contract Owner.

     QUALIFIED PLAN CONTRACT--A Contract issued in connection with a retirement plan which receives favorable tax treatment under Section 401, 403, 408 or 457 of the Internal Revenue Code.

     SEPARATE ACCOUNT--A unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940 known as the KILICO Variable Annuity Separate Account.

     SEPARATE ACCOUNT CONTRACT VALUE--The sum of the Owner's Contract interest in the Subaccount(s).

     SUBACCOUNTS--The thirteen subdivisions of the Separate Account, the assets of which consist solely of shares of the corresponding Portfolios.

     SUBACCOUNT VALUE--The value of the Owner's Contract interest in each Subaccount.

     UNITHOLDER--The person holding the voting rights with respect to an Accumulation or Annuity Unit.

     VALUATION DATE--Each day when the New York Stock Exchange is open for trading, as well as each day otherwise required. (See "Accumulation Unit Value.")

     VALUATION PERIOD--The interval of time between two consecutive Valuation Dates.

     VARIABLE ANNUITY--An annuity with payments varying in amount in accordance with the investment experience of the Subaccount(s) in which the Owner's Contract has an interest.

     WITHDRAWAL CHARGE--The "contingent deferred sales charge" assessed against certain withdrawals of Accumulation Units in their first seven Contribution Years or against certain annuitization of Accumulation Units in their first seven Contribution Years.

     WITHDRAWAL VALUE--Contract Value less Debt, and any premium tax payable if the Contract is being annuitized, minus any Withdrawal Charge applicable to that Contract.

                                    SUMMARY

The Contracts described in the Prospectus provide a way to invest on a tax-deferred basis and to receive annuity benefits in accordance with the annuity option selected and the retirement plan under which the Contract has been purchased. The Prospectus offers both Non-Qualified Plan and Qualified Plan Contracts. KILICO makes underlying investment options, including thirteen variable Subaccounts, a Fixed Option and five durations of MVA Periods, available for the Contract Owner to pursue his or her investment objectives.

The minimum initial Purchase Payment is $1,000 and the minimum subsequent payment is $500. However, if contributions are made from a payroll or salary reduction plan under a Qualified Plan Contract, minimum Purchase Payments of $50 per month will be accepted. An allocation to a Subaccount, General Account or MVA Period must be at least $500. However, if contributions are made from a payroll or salary reduction plan, minimum allocations of $50 per month will be accepted. The maximum Purchase Payment without KILICO's prior approval is $1,000,000, or, if less, the maximum permitted under the plan pursuant to which the Contract is issued. (See "The Contracts," page 12.)

KILICO provides for variable accumulations and benefits under the Contracts by crediting purchase payments to one or more Subaccounts of the Separate Account as selected by the Contract Owner. Each Subaccount invests in one of the following corresponding Portfolios: KINF Money Market, KINF Total Return, KINF High Yield, KINF Growth, KINF International and Value+Growth; Janus Growth, Janus Worldwide Growth and Janus Balanced; Lexington Natural Resources Trust; Warburg International Equity, Warburg Small Company Growth and Warburg Post-Venture Capital. (See "The Funds" page 8.) The Contract Values allocated to the Separate Account will vary with the investment performance of the Portfolios and Funds selected by the Contract Owner.

KILICO provides for fixed accumulations and benefits under the Contracts in the Fixed Option of the General Account. Any portion of the purchase payment allocated to the Fixed Option is credited with interest daily at a rate periodically declared by KILICO in its sole discretion, but not less than 3%. (See "Fixed Option," page 11.)

KILICO also provides for fixed accumulations under the Contracts in the MVA Option. The MVA Option is only available during the Accumulation Period. An Owner may allocate amounts to one or more MVA Periods available under the MVA Option with durations of one, three, five, seven and ten years. KILICO may, in its discretion, offer additional MVA Periods or, limit for new Contracts the number of MVA Period options available to no less than three (3). KILICO will credit interest daily at a rate declared by KILICO in its sole discretion to amounts allocated to the MVA Option and guarantees these amounts at various interest rates ("Guaranteed Interest Rates") for the duration of the MVA Period selected by the Owner, subject to any applicable withdrawal charge, Market Value Adjustment or Records Maintenance Charge. KILICO may not change a Guaranteed Interest Rate for the duration of the MVA Period; however, Guaranteed Interest Rates for subsequent MVA Periods will be determined at the sole discretion of KILICO. At the end of any Owner's MVA Period, a subsequent MVA Period automatically renews for the same duration as the terminating MVA Period unless the Owner elects another MVA Period during the designated period before and after the end of the MVA Period. The interests under the Contract relating to the MVA Option are registered under the Securities Act of 1933 but are not registered under the Investment Company Act of 1940. (See "The MVA Option," page 7.)

The investment risk under the Contracts is borne by the Contract Owner, except to the extent that Contract Values are allocated to the MVA Option and are guaranteed to receive the Guaranteed Interest Rate or to the Fixed Option and are guaranteed to earn at least 3% interest.

Transfers between Subaccounts are permitted before and after annuitization, if allowed by the applicable retirement plan and subject to certain limitations. A transfer from a MVA Period is subject to a Market Value Adjustment if effected within 15 days before or 15 days after the existing MVA Period ends. Restrictions apply to transfers out of the Fixed Option. (See "Transfer During Accumulation Period" and "Transfer During Annuity Period," pages 15 and 22, respectively.)

No sales charge is deducted from any Purchase Payment. Each Contract Year, a Contract Owner may withdraw the greater of (i) the excess of Contract Value over total Purchase Payments less prior withdrawals that were previously assessed a Withdrawal Charge, and (ii) 10% of the Contract Value less Debt, without assessment of any charge. If the Contract Owner withdraws an amount in excess of the above amount in any Contract Year, the amount withdrawn in excess of the above amount is subject to a contingent deferred sales charge ("Withdrawal Charge"). The Withdrawal Charge is 7% in the first Contribution Year, 6% in the second Contribution Year, 5% in the third and fourth Contribution Years, 4% in the fifth Contribution Year, 3% in the sixth Contribution Year, 2% in the seventh Contribution Year and 0% thereafter. (See "Withdrawal Charge," page 19.) The Withdrawal Charge also applies at the annuitization of Accumulation Units in their seventh Contribution Year or earlier, except as set forth under "Withdrawal Charge." Please note that adverse tax consequences may occur with respect to certain withdrawals. (See "Tax Treatment of Withdrawals, Loans and Assignments," page 24.)

KILICO makes charges under the Contract for assuming the mortality and expense risk and administrative expenses under the Contract, for records maintenance, and for any applicable premium taxes. (See "Charges Against the Separate Account," page 18.) In addition, the investment advisers to the Funds deduct varying charges against the assets of the Funds for which they provide investment advisory services. (See the Funds' prospectuses for such information.)

The Contracts may be purchased in connection with retirement plans which qualify either under Section 401 or 403(b) of the Internal Revenue Code of 1986, as amended (the "Code") or as individual retirement account plans established under
Section 408 of the Code. The Contracts are also available in connection with state and municipal deferred compensation plans and other entities qualified under Section 457 of the Code and under other deferred compensation arrangements, and are also offered under other retirement plans which may not qualify for similar tax advantages. (See "Non-Qualified Plan Contracts," page 24 and "Qualified Plans," page 25.)

A Contract Owner has the right within the "free look" period (generally ten days, subject to state variation) after receiving the Contract to cancel the Contract by delivering or mailing it to KILICO. Upon receipt by KILICO, the Contract will be cancelled and a refund will be made. The amount of the refund will depend on the state in which the Contract is issued; however, it generally will be an amount at least equal to the Separate Account Contract Value plus amounts allocated to the General Account or to the MVA Periods which will not be subject to a Market Value Adjustment. (See "The Contracts," page 12.)

--------------------------------------------------------------------------------
                              SUMMARY OF EXPENSES
--------------------------------------------------------------------------------
 CONTRACT OWNER TRANSACTION EXPENSES

  Sales Load Imposed on Purchases (as a percentage of purchase payments)..............................     None
  Contingent Deferred Sales Load (as a percentage of amount surrendered)*
                                                              Year of Withdrawal After Purchase
                                                                 First year...........................       7%
                                                                 Second year..........................       6%
                                                                 Third year...........................       5%
                                                                 Fourth year..........................       5%
                                                                 Fifth year...........................       4%
                                                                 Sixth year...........................       3%
                                                                 Seventh year.........................       2%
                                                                 Eighth year and following............       0%
  Surrender Fees......................................................................................     None
  Exchange Fee........................................................................................     None
  ANNUAL CONTRACT FEE (Records Maintenance Charge)**..................................................      $30

                        FUND ANNUAL EXPENSES
                        (as percentage of each Portfolio's average net assets for the period ended December 31, 1995)

                                               KINF        KINF                                               KINF
                                              MONEY       TOTAL        KINF        KINF         KINF         VALUE+
                                              MARKET      RETURN    HIGH YIELD    GROWTH    INTERNATIONAL    GROWTH
                                              ------      ------    ----------    ------    -------------    ------
  Management Fees.........................        .50%        .55%        .60%        .60%           .75%         .75%
  Other Expenses..........................        .05         .05         .05         .04            .17          .15
                                                    -           -           -           -              -            -
  Total Portfolio Annual Expenses.........        .55%        .60%        .65%        .64%           .92%         .90%
                                                    =           =           =           =              =            =

            Separate Account Annual Expenses
    (as a percentage of average daily account value)
  Mortality and Expense Risk..............       1.25%
  Administration..........................        .10%
  Account Fees and Expenses...............          0%
  Total Separate Account
    Annual Expenses.......................       1.35%

                        FUND ANNUAL EXPENSES
                        (as percentage of each Portfolio's average net assets for the period ended December 31, 1995)

                                      JANUS                  LEXINGTON      WARBURG        WARBURG       WARBURG
                          JANUS     WORLDWIDE      JANUS      NATURAL    INTERNATIONAL  SMALL COMPANY  POST-VENTURE
                        GROWTH***   GROWTH***   BALANCED***  RESOURCES      EQUITY         GROWTH        CAPITAL
                        ---------   ---------   -----------  ---------   -------------  -------------  ------------
  Management Fees.....        .65%        .66%         .79%       1.00%
  Other Expenses......        .04         .04          .15         .47%
                                -           -            -          --             --             -               -
  Total Portfolio
   Annual Expenses....        .69%        .80%         .94%       1.47%
                                                                    ==             ==
                                =           =            =                                        =               =

--------------------------------------------------------------------------------
   * A Contract Owner may withdraw up to the greater of (i) the excess of Contract Value over total Purchase Payments less prior withdrawals that were previously assessed a Withdrawal Charge, and (ii) 10% of the Contract Value less Debt in any Contract Year without assessment of any charge. Under certain circumstances the contingent deferred sales charge may be reduced or waived, including when certain annuity options are selected.
  ** Applies to Contracts with a Contract Value less than $50,000 on the date of assessment. Under certain circumstances the annual Records Maintenance Charge may be reduced or waived by KILICO.
 *** The expense figures shown are net of certain fee waivers or reductions from Janus Capital Corporation. Without such waivers, Management Fees, Other Expenses and Total Portfolio Annual Expenses for the Portfolios for the fiscal year ended December 31, 1995 were: .85%, .13% and .98%, respectively, for the Growth Portfolio; .87%, .22% and 1.09%, respectively, for the Worldwide Growth Portfolio; 1.00%, .55% and 1.55%, respectively, for the Balanced Portfolio. See the prospectus and Statement of Additional Information of Janus Aspen Series for a description of these waivers.

--------------------------------------------------------------------------------
                                    EXAMPLE
--------------------------------------------------------------------------------

                                                                        SUBACCOUNT          1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                        ----------          ------   -------   -------   --------
  If you surrender your contract at the end of the applicable  KINF Money Market             $83      $108      $134       $239
  time period:                                                 KINF Total Return              83       110       137        245
    You would pay the following expenses on a $1,000           KINF High Yield                84       111       139        250
      investment,
    assuming 5% annual return on assets:                       KINF Growth                    84       111       139        249
                                                               KINF International             86       119       153        278
                                                               KINF Value+Growth              86       130        --         --
                                                               Janus Growth                   85       115        --         --
                                                               Janus Worldwide Growth         86       119        --         --
                                                               Janus Balanced                 91       132        --         --
                                                               Lexington Natural Resources    30        93        --         --
                                                               Trust
                                                               Warburg International Equity
                                                               Warburg Small Company Growth
                                                               Warburg Post-Venture Capital
  If you do not surrender your Contract:                       KINF Money Market              21        65       111        239
    You would pay the following expenses                       KINF Total Return              21        66       114        245
    on a $1,000 investment, assuming                           KINF High Yield                22        68       116        250
    5% annual return on assets:                                KINF Growth                    22        68       116        249
                                                               KINF International             25        76       130        278
                                                               KNIF Value+Growth              25        76        --         --
                                                               Janus Growth                   24        74        --         --
                                                               Janus Worldwide Growth         25        76        --         --
                                                               Janus Balanced                 29        90        --         --
                                                               Lexington Natural Resources    30        93        --         --
                                                               Trust
                                                               Warburg International Equity
                                                               Warburg Small Company Growth
                                                               Warburg Post-Venture Capital

--------------------------------------------------------------------------------
The purpose of the preceding table which includes the "SUMMARY OF EXPENSES" on the prior page, is to assist Contract Owners in understanding the various costs and expenses that a Contract Owner in a Subaccount will bear directly or indirectly. The table reflects expenses of both the Separate Account and the Fund. THE EXAMPLE SHOULD NOT BE CONSIDERED TO BE A REPRESENTATION OF PAST OR FUTURE EXPENSES AND DOES NOT INCLUDE THE DEDUCTION OF STATE PREMIUM TAXES, WHICH MAY BE ASSESSED BEFORE OR UPON ANNUITIZATION. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. "Management Fees" and "Other Expenses" in the "SUMMARY OF EXPENSES" for the Portfolios have been provided by Zurich Kemper Investments Inc., Janus Capital Corporation, Lexington Management Corporation and Warburg, Pincus Counsellors, Inc., as applicable, and have not been independently verified. The Example assumes a 5% annual rate of return pursuant to requirements of the Securities and Exchange Commission. This hypothetical rate of return is not intended to be representative of past or future performance of any Subaccount. The Records Maintenance Charge is a single charge, it is not a separate charge for each Subaccount. In addition, the effect of the Records Maintenance Charge has been reflected in the Example by applying the percentage derived by dividing the total amounts of annual Records Maintenance Charge collected by the total net assets of all the Subaccounts in the Separate Account. See "Contract Charges and Expenses" for more information regarding the various costs and expenses.

           KILICO, THE MVA OPTION, THE SEPARATE ACCOUNT AND THE FUNDS

KEMPER INVESTORS LIFE INSURANCE COMPANY

Kemper Investors Life Insurance Company ("KILICO"), 1 Kemper Drive, Long Grove, Illinois 60049, was organized in 1947 and is a stock life insurance company organized under the laws of the State of Illinois. KILICO offers annuity and life insurance products and is admitted to do business in the District of Columbia and all states except New York. KILICO is a wholly-owned subsidiary of Kemper Corporation, a nonoperating holding company. Zurich Insurance Company ("Zurich"), Insurance Partners, L.P. ("I.P."), and Insurance Partners Offshore (Bermuda), L.P. (together with IP, "Insurance Partners") indirectly and directly own 80 percent and 20 percent, respectively, of Kemper Corporation.

THE MVA OPTION

An Owner may allocate amounts in the MVA Option to one or more MVA Periods with durations of one, three, five, seven or ten years during the Accumulation Period. KILICO may, at its discretion, offer additional MVA Periods or limit, for new Contracts, the number of durations of MVA Periods available to no less than three (3).

The amounts allocated to the MVA Option under the Contracts are invested in accordance with the standards applicable to KILICO's general account. Assets supporting the amounts allocated to MVA Periods under the Contracts are held in a "non-unitized" separate account of KILICO. However, all of KILICO's general account assets are available to fund benefits under the Contracts. A non-unitized separate account is a separate account in which the Owner does not participate in the performance of the assets through unit values. There are no discrete units for this separate account. The assets of the non-unitized separate account are held as reserves for the guaranteed obligations of KILICO. The assets of the separate account are not chargeable with liabilities arising out of the business conducted by any other separate account or out of any other business KILICO may conduct.

State insurance laws concerning the nature and quality of investments regulate KILICO's investments for its general account and any non-unitized separate account. Within specified limits and subject to certain standards, these laws generally permit investment in federal, state and municipal obligations, preferred and common stocks, corporate bonds, real estate mortgages, real estate and certain other investments. (See "Management's Discussion and Analysis--INVESTMENTS" and "FINANCIAL STATEMENTS" for information on KILICO's investments.) Assets of KILICO's general account are managed by Zurich Kemper Investments, Inc. ("ZKI") an affiliate of KILICO and a wholly owned subsidiary of ZKI Holding Corporation. ZKI Holding Corporation is a more than 90% owned subsidiary of Zurich Holding Company of America, which is a wholly-owned subsidiary of Zurich.

KILICO intends to consider the return available on the instruments in which it intends to invest the proceeds from the Contracts when it establishes Guaranteed Interest Rates. Such return is only one of many factors considered in establishing the Guaranteed Interest Rates. (See "The Accumulation Period--D. Establishment of Guaranteed Interest Rates.")

KILICO's investment strategy for this non-unitized separate account is generally to invest in debt instruments that it uses to match its liabilities with regard to a MVA Period. This is done, in KILICO's sole discretion, by investing in any type of instrument that is authorized under applicable state law. KILICO expects to invest a substantial portion of the Purchase Payments received in debt instruments as follows: (1) securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government; (2) debt securities which have an investment grade, at the time of purchase, within the four (4) highest grades assigned by Moody's Investors Services, Inc. ("Moody's") (Aaa, Aa, A or Baa), Standard & Poor's Corporation ("Standard & Poor's") (AAA, AA, A or BBB), or any other nationally recognized rating service; and (3) other debt instruments including, but not limited to, issues of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's or Standard & Poor's, are deemed by KILICO's management to have an investment quality comparable to securities which may be purchased as stated above. In addition, KILICO may engage in options and futures transactions on fixed income securities.

KILICO's invested assets portfolio at December 31, 1995 included approximately
85.2 percent in U.S. Treasuries, investment grade corporate, foreign and municipal bonds, and commercial paper, 1.8 percent in below investment grade (high risk) bonds, 6.3 percent in mortgage loans and other real estate-related investments and 6.7 percent in all other investments. (See "Management's Discussion and Analysis--INVESTMENTS.")

KILICO is not obligated to invest the amounts allocated to the MVA Option according to any particular strategy, except as may be required by applicable state insurance laws. (See "Management's Discussion and Analysis--INVESTMENTS.")

THE SEPARATE ACCOUNT

KILICO originally established the KILICO Variable Annuity Separate Account (the "Separate Account") on May 29, 1981 pursuant to Illinois law as the KILICO Money Market Separate Account, initially registered with the Securities and Exchange Commission ("Commission") as an open-end, diversified management investment company under the Investment Company Act of 1940 ("1940 Act"). On November 2, 1989, Contract Owners approved a Reorganization under which the Separate Account was restructured as a unit investment trust registered with the Commission under the 1940 Act. Such registration does not involve supervision by the Commission of the management, investment practices or policies of the Separate Account or KILICO.

The Separate Account is administered and accounted for as part of the general business of KILICO, but the income and capital gains or capital losses, whether or not realized, for assets allocated to the Separate Account are credited to or charged against the assets held in the Separate Account, without regard to any other income, capital gains or capital losses of any other separate account or arising out of any other business which KILICO may conduct. The benefits provided under the Contracts are obligations of KILICO. The assets of the Separate Account are not chargeable with liabilities arising out of the business conducted by any other separate account or out of any other business KILICO may conduct.

The Separate Account holds assets that are segregated from all of KILICO's other assets. The Separate Account is used to support the variable annuity contracts described herein and certain other variable annuity contracts. The obligations to Contract Owners and beneficiaries arising under the Contracts are general corporate obligations of KILICO.

The Separate Account is currently divided into thirteen Subaccounts. Each Subaccount invests exclusively in shares of one of the corresponding Portfolios of the Funds. Additional Subaccounts may be added in the future.

The Separate Account will purchase and redeem shares from the Funds at net asset value. KILICO will redeem shares of the Funds as necessary to provide benefits, to deduct charges under the Contracts and to transfer assets from one Subaccount to another as requested by Contract Owners. All dividends and capital gains distributions received by the Separate Account from a Portfolio of a Fund will be reinvested in such Portfolio at net asset value and retained as assets of the corresponding Subaccount.

The Separate Account's financial statements appear in the Statement of Additional Information.

THE FUNDS

The Separate Account invests in shares of the Kemper Investors Fund, the Janus Aspen Series, the Lexington Natural Resources Trust and the Warburg Pincus Trust open-end, management investment companies. Registration of the Funds by the Securities and Exchange Commission does not involve supervision of their management, investment practices or policies by the Commission. The Funds are designed to provide investment vehicles for variable life insurance and variable annuity contracts and, in the case of the Janus Aspen Series, certain qualified retirement plans. Shares of the Funds are sold only to insurance company separate accounts and qualified retirement plans. In addition to selling shares to separate accounts of KILICO and its affiliates, shares of the Funds may be sold to separate accounts of insurance companies not affiliated with KILICO. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of companies unaffiliated with KILICO, or for variable life insurance separate accounts, variable annuity separate accounts and qualified retirement plans to invest simultaneously in the Funds. Currently, neither KILICO nor the Funds foresee any such disadvantages to variable life insurance owners, variable annuity owners or qualified retirement plans. Management of the Funds has an obligation to monitor events to identify material conflicts between such owners and determine what action, if any, should be taken. In addition, if KILICO believes that a Fund's response to any of those events or conflicts insufficiently protects Contract Owners, it will take appropriate action on its own.

A Fund may consist of separate Portfolios. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

The thirteen Portfolios are summarized below:

KEMPER INVESTORS FUND

MONEY MARKET PORTFOLIO seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments that mature in twelve months or less.

TOTAL RETURN PORTFOLIO seeks a high total return, a combination of income and capital appreciation, by investing in a combination of debt securities and common stocks.

HIGH YIELD PORTFOLIO seeks to provide a high level of current income by investing in fixed-income securities.

GROWTH PORTFOLIO seeks maximum appreciation of capital through diversification of investment securities having potential for capital appreciation.

INTERNATIONAL PORTFOLIO seeks total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities.

VALUE+GROWTH PORTFOLIO seeks growth of capital through professional management of a portfolio of growth and value stocks.

JANUS ASPEN SERIES

GROWTH PORTFOLIO seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified Portfolio that pursues its objective by investing in common stocks of companies of any size. This Portfolio generally invests in larger, more established issuers.

WORLDWIDE GROWTH PORTFOLIO seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified Portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers.

BALANCED PORTFOLIO seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified Portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

LEXINGTON NATURAL RESOURCES TRUST

This Fund seeks long-term growth of capital through investment primarily in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Current income will not be a factor. Total return will consist primarily of capital appreciation.

WARBURG PINCUS TRUST

INTERNATIONAL EQUITY PORTFOLIO seeks long-term capital appreciation by investing in equity securities of non-U.S. issuers.

SMALL COMPANY GROWTH PORTFOLIO seeks capital growth by investing in equity securities of small-sized U.S. companies.

POST-VENTURE CAPITAL PORTFOLIO seeks long-term growth of capital by investing primarily in equity securities of issuers in their post-venture-capital stage of development and pursues an aggressive investment strategy.

                               ------------------

There is no assurance that any of the Portfolios of the Funds will achieve their objective as stated in their prospectuses. More detailed information, including a description of risks involved in investing in each of the Subaccounts that invest in the Funds, may be found in the corresponding prospectuses for the Funds, which must accompany or precede this Prospectus, and the Funds' Statements of Additional Information available upon request. Read the prospectuses carefully before investing.

Zurich Kemper Investments, Inc. ("ZKI"), an affiliate of KILICO, is the investment manager for the six available Portfolios of the Kemper Investors Fund. Dreman Value Advisors, Inc. ("DVA"), a wholly owned subsidiary of ZKI, is the sub-adviser for the KINF Value+Growth Portfolio. Under the terms of the Sub-Advisory Agreement with ZKI, DVA will manage the value portion of this Portfolio and will provide such other investment advice, research and assistance as ZKI may from time to time, reasonably request. Janus Capital Corporation is the investment adviser for the three available Portfolios of the Janus Aspen Series. Lexington Management Corporation is the investment adviser for the Lexington Natural Resources Trust. Warburg, Pincus Counsellors, Inc. is the investment adviser for the three available Portfolios of the Warburg Pincus Trust. The investment advisers are paid fees for their services by the Funds they manage. KILICO may receive compensation from the Funds or the investment advisers of the Funds for services related to the Funds. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangement.

For their services to the Portfolios, the managers receive compensation at the following rates:

KEMPER INVESTORS FUND

For its services, ZKI is paid a management fee based upon the average daily net assets of each KINF Portfolio, as follows: Money Market (.50 of 1%), Total Return (.55 of 1%), High Yield (.60 of 1%), Growth (.60 of 1%), International (.75 of 1%) and Value+Growth (.75 of 1%). DVA serves as sub-adviser for the KINF Value+Growth Portfolio. ZKI pays DVA for its services as sub-adviser for the Value+Growth Portfolio a sub-advisory fee, payable monthly, at an annual rate of
 .25 of 1% of the average daily net assets of that Portfolio.

JANUS ASPEN SERIES

Janus Capital Corporation receives a monthly advisory fee for the Janus Growth Portfolio, Janus Worldwide Growth Portfolio and Janus Balanced Portfolio based on the following schedule (expressed as an annual rate):

          AVERAGE DAILY NET
         ASSETS OF PORTFOLIO           ANNUAL RATE
         -------------------           -----------
First $30,000,000....................     1.00%
Next $270,000,000....................      .75%
Next $200,000,000....................      .70%
Over $500,000,000....................      .65%

However, Janus Capital Corporation has agreed to reduce each of the above Portfolios' advisory fees to the extent that such fee exceeds the effective rate of a fund managed by Janus Capital Corporation with similar investment objective and policies.

LEXINGTON NATURAL RESOURCES TRUST

Lexington Management Corporation receives a monthly investment advisory fee at the annual rate of 1.00% of the Fund's average net assets.

WARBURG PINCUS TRUST

Warburg, Pincus Counsellors, Inc. receives a monthly advisory fee based upon the average daily net assets of each Warburg Portfolio, as follows: International Equity 1.00%, Small Company Growth 0.90% and Post-Venture Capital 1.25%.

CHANGE OF INVESTMENTS

KILICO reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. KILICO reserves the right to eliminate the shares of any of the Portfolios of the Funds and to substitute shares of another Portfolio of the Funds or of another investment company, if the shares of a Portfolio are no longer available for investment, or if in its judgment further investment in any Portfolio becomes inappropriate in view of the purposes of the Separate Account. KILICO will not substitute any shares attributable to a Contract Owner's interest in a Subaccount of the Separate Account without notice to the Contract Owner and prior approval of the Commission, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Contract Owners.

KILICO also reserves the right to establish additional subaccounts of the Separate Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of KILICO, marketing needs or investment conditions warrant, and any new subaccounts may be made available to existing Contract Owners as determined by KILICO. KILICO may also eliminate or combine one or more subaccounts, transfer assets, or it may substitute one subaccount for another subaccount, if, in its sole discretion, marketing, tax, or investment conditions warrant. KILICO will notify all Contract Owners of any such changes.

If deemed by KILICO to be in the best interests of persons having voting rights under the Contract, the Separate Account may be: (a) operated as a management company under the 1940 Act; (b) deregistered under that Act in the event such registration is no longer required; or (c) combined with other KILICO separate accounts. To the extent permitted by law, KILICO may also transfer the assets of the Separate Account associated with the Contract to another separate account, or to the General Account.

PERFORMANCE INFORMATION

From time to time, the Separate Account may advertise several types of performance information for the Subaccounts. All Subaccounts may advertise "average annual total return" and "total return." The KINF High Yield Subaccount may also advertise 'yield'. The KINF Money Market Subaccount may advertise "yield" and "effective yield." Each of these figures is based upon historical earnings and is not necessarily representative of the future performance of a Subaccount. Average annual total return and total return calculations measure the net income of a Subaccount plus the effect of any realized or unrealized appreciation or depreciation of the underlying investments in the Subaccount for the period in question. Average annual total return will be quoted for periods of at least one year, five years if applicable, and the life of Subaccount, ending with the most recent calendar quarter. Average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of an investment in a Subaccount over the applicable period. Total return figures are not annualized and represent the actual percentage change over the applicable period. Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (seven-day period for the KINF Money Market Subaccount) expressed as a percentage of the value of the Subaccount's Accumulation Units. Yield is an annualized figure, which means that it is assumed that the Subaccount generates the same level of net income over a one year period which is compounded on a semi-annual basis. The effective yield for the KINF Money Market Subaccount is calculated similarly but includes the effect of assumed compounding calculated under rules prescribed by the Securities and Exchange Commission. The KINF Money Market Subaccount's effective yield will be slightly higher than its yield due to this compounding effect. The Subaccounts' units are sold at Accumulation Unit value. The Subaccounts' performance figures and Accumulation Unit values will fluctuate. Units of the Subaccounts are redeemable by an investor at Accumulation Unit value, which may be more or less than original cost. The performance figures include the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge. Redemptions within the first seven years after purchase may be subject to a Withdrawal Charge that ranges from 7% the first year to 0% after seven years. Yield, effective yield and total return figures do not include the effect of any Withdrawal Charge that may be imposed upon the redemption of units, and thus may be higher than if such charges were deducted. Average annual total return figures include the effect of the applicable Withdrawal Charge that may be imposed at the end of the period in question. Additional information concerning a Subaccount's performance appears in the Statement of Additional Information. The Subaccounts may provide comparative information with regard to the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, the Consumer Price Index, the CDA Certificate of Deposit Index, the Lehman Brothers Government and Corporate Bond Index, the Salomon Brothers High Grade Corporate Bond Index and the Merrill Lynch Government/Corporate Master Index, the CDA Mutual Fund--International Index, and the Morgan Stanley Capital International Europe, Australia, Far East Index, and may provide Lipper Analytical Services, Inc., the VARDS Report and Morningstar, Inc. performance analysis rankings. In addition, the Subaccounts may provide comparative information with regard to the Standard & Poor's Midcap Index, Lehman Brothers Government/Corporate 1-3 Year Bond Index, Lehman Brothers Long Government/Corporate Bond Index, Russell 2000 Index and the NASDAQ Composite Index and the Morgan Stanley International World Index and may provide Ibbotson Associates or Micropal performance analysis rankings. From time to time, the Separate Account may quote information from publications such as MORNINGSTAR, INC., THE WALL STREET JOURNAL, MONEY MAGAZINE, FORBES, BARRON'S, FORTUNE, THE CHICAGO TRIBUNE, USA TODAY, INSTITUTIONAL INVESTOR, REGISTERED REPRESENTATIVE, INVESTMENT ADVISOR AND VARDS.

                                  FIXED OPTION

CONTRIBUTIONS UNDER THE FIXED PORTION OF THE CONTRACT AND TRANSFERS TO THE FIXED PORTION BECOME PART OF THE GENERAL ACCOUNT OF THE INSURANCE COMPANY, WHICH SUPPORTS INSURANCE AND ANNUITY OBLIGATIONS. BECAUSE OF

EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN GENERALLY ARE SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACTS AND KILICO HAS BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED PORTION. DISCLOSURES REGARDING THE FIXED PORTION OF THE CONTRACT AND THE GENERAL ACCOUNT, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

The Contracts offer a Fixed Option (the General Account) under which KILICO allocates payments to its General Account and pays a fixed interest rate for stated periods. This Prospectus describes only the element of the Contract pertaining to the Separate Account except where it makes specific reference to fixed accumulation and annuity elements.

The Contracts guarantee that payments allocated to the General Account will earn a minimum fixed interest rate of 3%. KILICO, at its discretion, may credit interest in excess of 3%. KILICO reserves the right to change the rate of excess interest credited as provided under the terms of the Contract. KILICO also reserves the right to declare separate rates of excess interest for Purchase Payments or amounts transferred at designated times, with the result that amounts at any given designated time may be credited with a higher or lower rate of excess interest than the rate or rates of excess interest previously credited to such amounts and Purchase Payments paid or amounts transferred at any other designated time.

                                 THE CONTRACTS

A. GENERAL INFORMATION.

This Prospectus offers both Non-Qualified Plan Contracts and Qualified Plan Contracts. The minimum initial Purchase Payment is $1,000 and the minimum subsequent payment is $500. However, if contributions are made from a payroll or salary reduction plan under a Qualified Plan Contract, minimum Purchase Payments of $50 per month will be accepted. Purchase Payments in excess of $1,000,000 require the prior approval of KILICO. The maximum annual amount of Purchase Payments may also be limited by the provisions of the retirement plan pursuant to which the Contract has been purchased. An allocation to a Subaccount, the General Account or a MVA Period must be at least $500. However, if contributions are made from a payroll or salary reduction plan, minimum allocations of $50 per month will be accepted.

KILICO may at any time amend the Contract in accordance with changes in the law, including applicable tax laws, regulations or rulings, and for other purposes.

A Contract Owner is allowed a "free look" period (generally 10 days, subject to state variation) after receiving the Contract, to review it and decide whether or not to keep it. If the Contract Owner decides to return the Contract, it may be cancelled by delivering or mailing it to KILICO. Upon receipt by KILICO, the Contract will be cancelled and a refund will be made. The amount of the refund will depend on the state in which the Contract is issued; however, it generally will be an amount at least equal to the Separate Account Contract Value plus amounts allocated to the General Account and the MVA Periods on the date of receipt by KILICO, without any deduction for Withdrawal Charges or Records Maintenance Charges. However, in some states applicable law requires that the amount of the Purchase Payment be returned.

During the Accumulation Period, the Contract Owner may assign the Contract or change a Beneficiary at any time by filing such assignment or change with KILICO's home office at 1 Kemper Drive, Long Grove, Illinois 60049. No assignment or Beneficiary change shall be binding on KILICO until received by KILICO. KILICO assumes no responsibility for the validity of such assignment or Beneficiary change. An assignment may subject the Owner to immediate tax liability. (See "Tax Treatment of Withdrawals, Loans and Assignments.")

Amounts payable during the Annuity Period may not be assigned or encumbered and, to the extent permitted by law, are not subject to levy, attachment or other judicial process for the payment of the payee's debts or obligations.

The original Beneficiary may be named in the application for the Contract. If a Beneficiary is not named, or if no named Beneficiary survives the Annuitant, the Beneficiary shall be the Annuitant's or Owner's estate.

Assignment of interest in the Contract or change of Beneficiary designation under a Qualified Plan Contract may be prohibited by the provisions of the applicable plan.

B. THE ACCUMULATION PERIOD.

1. APPLICATION OF PURCHASE PAYMENTS.

Purchase Payments are allocated to the Subaccount(s), MVA Periods, or General Account as selected by the Contract Owner. The amount of each Purchase Payment credited to a Subaccount will be based on the next computed value of an Accumulation Unit following receipt of payment in proper form by KILICO. The value of an Accumulation Unit is determined when the net asset values of the Portfolios of the Fund are calculated, which is generally at 3:00 p.m. Chicago time on each day that the New York Stock Exchange is open for trading. Purchase Payments allocated to a MVA Period or to the General Account will begin earning interest one day after receipt in proper form. However, with respect to initial Purchase Payments, the amount will be credited only after an affirmative determination by KILICO to issue the Contract, but no later than the second day following receipt of the Purchase Payment. After the initial purchase, the number of Accumulation Units credited is determined by dividing the Purchase Payment amount allocated to a Subaccount by the Accumulation Unit value which is next computed following receipt by KILICO of any Purchase Payment in good funds. Purchase Payments will not be received except on those days when the New York Stock Exchange is open for trading.

The number of Accumulation Units will not change because of a subsequent change in value. The dollar value of an Accumulation Unit will vary to reflect the investment experience of the Subaccount and the assessment of charges against the Subaccount other than the Records Maintenance Charge. The number of Accumulation Units will be reduced upon assessment of the Records Maintenance Charge.

If KILICO has not been provided with information sufficient to establish a Contract or to properly credit such Purchase Payment, it will promptly request that the necessary information be furnished. If the requested information is not furnished within five (5) business days of initial receipt of the Purchase Payment, or if KILICO determines that it cannot otherwise issue the Contract within the five (5) day period, the Purchase Payment will be returned to the Owner, unless the Owner specifically consents to KILICO retaining the purchase payment until the application is made complete.

KILICO will issue a Contract without having previously received a signed application from the applicant in the following circumstances. A dealer may inform KILICO of an applicant's answers to the questions in the application by submitting an unsigned application and cause the initial Purchase Payment to be paid to KILICO. If the information is in good order, KILICO will issue the Contract with a copy of the completed application. The Contract will be delivered to the owner with a letter requesting the Owner to sign and return to KILICO a copy of the application in confirmation of the correctness of the information on the application.

2. ACCUMULATION UNIT VALUE.

Each Subaccount has an Accumulation Unit value. When Purchase Payments or other amounts are allocated to a Subaccount, a number of units are purchased based on the Subaccount's Accumulation Unit value at the end of the Valuation Period during which the allocation is made. When amounts are transferred out of or deducted from a Subaccount, units are redeemed in a similar manner.

The Accumulation Unit value for each subsequent Valuation Period is the investment experience factor for that period multiplied by the Accumulation Unit value for the immediately preceding period. Each Valuation Period has a single Accumulation Unit value which is applied to each day in the period.

Each Subaccount has its own investment experience factor. The investment experience of the Separate Account is calculated by applying the investment experience factor to the Accumulation Unit value in each Subaccount during a Valuation Period.

The investment experience factor of a Subaccount for a Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

     (1) is the net result of:
         a. the net asset value per share of the investment held in the Subaccount determined at the end of the current Valuation Period; plus
         b. the per share amount of any dividend or capital gain distributions made by the investments held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus
         c. a charge or credit for any taxes reserved for the current Valuation Period which KILICO determines to have resulted from the investment operations of the Subaccount;

     (2) is the net asset value per share of the investment held in the Subaccount, determined at the end of the last prior Valuation Period;

     (3) is the factor representing the mortality and expense risk and administrative cost charge stated in the Contract for the number of days in the Valuation Period.

3. MVA PERIODS OF THE MVA OPTION.

An Owner may select, on the application form, one or more MVA Periods with durations of one, three, five, seven or ten years. Any subsequently permitted Purchase Payments are allocated to MVA Periods as selected by the Owner. The MVA Period, for each Purchase Payment or portion thereof, selected by the Owner determines the Guaranteed Interest Rate. KILICO pays interest at the Guaranteed Interest Rates in effect at the time the Purchase Payment is received. The Guaranteed Interest Rate applies for the entire duration of the MVA Period for that Purchase Payment remaining in the MVA Period. Interest is credited daily at a rate equivalent to the effective annual rate.

Set forth below is an illustration of how KILICO will credit interest during a MVA Period. For the purpose of this example, certain assumptions were made as indicated.

                EXAMPLE OF GUARANTEED INTEREST RATE ACCUMULATION

Purchase Payment:                          $40,000
MVA Period:                                5 Years
Guaranteed Interest Rate:                  4.0% Effective Annual Rate

                                                                INTEREST CREDITED       CUMULATIVE
YEAR                                                               DURING YEAR       INTEREST CREDITED
----                                                            -----------------    -----------------
1...........................................................        $1,600.00            $1,600.00
2...........................................................         1,664.00             3,264.00
3...........................................................         1,730.56             4,994.56
4...........................................................         1,799.78             6,794.34
5...........................................................         1,871.77             8,666.11

Accumulated Value at the end of 5 years is:
                        $40,000 + $8,666.11 = $48,666.11

NOTE: THIS EXAMPLE ASSUMES NO WITHDRAWALS OF ANY AMOUNT DURING THE ENTIRE FIVE-YEAR PERIOD. A MARKET VALUE ADJUSTMENT AND A WITHDRAWAL CHARGE APPLY TO ANY INTERIM WITHDRAWAL OR TRANSFER (SEE, "WITHDRAWAL DURING ACCUMULATION PERIOD" AND "TRANSFER DURING ACCUMULATION PERIOD.") THE HYPOTHETICAL INTEREST RATES ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED TO PREDICT FUTURE INTEREST RATES TO BE GUARANTEED UNDER THE CONTRACT. ACTUAL INTEREST RATES GUARANTEED FOR ANY GIVEN TIME MAY BE MORE OR LESS THAN THOSE SHOWN.

At the end of any MVA Period, a subsequent MVA Period begins. KILICO provides written notification of the beginning of a subsequent MVA Period. The subsequent MVA Period automatically renews for the same duration as the terminating MVA Period unless the Owner elects another MVA Period within 15 days before or 15 days after the end of the terminating MVA Period. The Owner may choose a different MVA Period by preauthorized telephone instructions or written notification to KILICO within 15 days before or 15 days after the beginning of the subsequent MVA Period (or such longer period as stated in KILICO's notification). An Owner should not select a subsequent MVA Period that would extend beyond the Annuity Date then in effect for that Contract as the MVA Period Amount available for annuitization in such MVA Period would be subject to a Market Value Adjustment and any applicable Withdrawal Charge. (See "Market Value Adjustment" below.)

The amount reinvested at the beginning of any subsequent MVA Period is equal to the MVA Period Value in the MVA Period just ended. The Guaranteed Interest Rate in effect when the subsequent MVA Period begins applies for the entire duration of the subsequent MVA Period.

An Owner may call 1-800-621-5001 or write to KILICO, 1 Kemper Drive, Long Grove, Illinois 60049 for the subsequent Guaranteed Interest Rates.

4. ESTABLISHMENT OF GUARANTEED INTEREST RATES.

KILICO declares the Guaranteed Interest Rates for each of the five durations of MVA Periods from time to time as market conditions dictate, but once established, rates will be guaranteed for the duration of the respective MVA Periods. KILICO advises an Owner of the Guaranteed Interest Rate for a chosen MVA Period at the time a Purchase Payment is received, a transfer is effectuated or a MVA Period renews. Any portion of an Owner's MVA Contract Value withdrawn from the MVA Option will be subject to any applicable Withdrawal Charge and Records Maintenance Charge and may be subject to a Market Value Adjustment. (See "Market Value Adjustment" below.)

KILICO has no specific formula for establishing the Guaranteed Interest Rates for the MVA Periods. The determination may be influenced by, but not necessarily correspond to, interest rates generally available on the types of investments acquired with the Purchase Payments received under the Contracts. (See "The MVA Option".) KILICO, in determining Guaranteed Interest Rates, may also consider, among other factors, the duration of a MVA Period, regulatory and tax requirements, sales commissions and administrative expenses borne by KILICO, and general economic trends.

KILICO'S MANAGEMENT MAKES THE FINAL DETERMINATION OF THE GUARANTEED INTEREST RATES TO BE DECLARED. KILICO CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE GUARANTEED INTEREST RATES.

5. CONTRACT VALUE.

Separate Account Contract Value on any Valuation Date can be determined by multiplying the total number of Accumulation Units credited to the Contract for a Subaccount by the value of an Accumulation Unit for that Subaccount on that Valuation Date, then adding the values of the Owner's Contract interest in each Subaccount in which the Contract is participating. That amount, when added to the Owner's MVA Contract Value in the MVA Option and the Owner's Contract interest in the General Account, equals the Contract Value.

6. TRANSFER DURING ACCUMULATION PERIOD.

During the Accumulation Period, a Contract Owner may transfer the Contract Value among the Subaccounts, the MVA Periods and the Fixed Option subject to the following provisions: (i) the amount transferred must be at least $500 unless the total Contract Value attributable to a Subaccount, MVA Period or General Account is being transferred; (ii) the Contract Value remaining in a Subaccount, MVA Period or General Account must be at least $500 unless the total value was transferred; and (iii) transfers from the General Account are limited to 30% of the General Account Contract Value at the beginning of the Contract Year. In addition, transfers of all or a portion of MVA Period Value will be subject to the Market Value Adjustment described below unless the transfer is effective within 15 days before or 15 days after the end of the applicable MVA Period. Because a transfer before the end of a MVA Period is subject to a Market Value Adjustment, the amount actually transferred from the MVA Period may be more or less than the requested specific dollar amount.

KILICO will make transfers pursuant to proper written or telephone instructions which specify in detail the requested changes. Before telephone transfer instructions will be honored by KILICO, a telephone transfer authorization must be completed by the Contract Owner. Transfers involving a Subaccount will be based upon the Accumulation Unit values next determined following receipt of valid, complete transfer instructions by KILICO. The transfer privilege may be suspended, modified or terminated at any time (subject to state requirements). KILICO disclaims all liability for acting in good faith in following instructions which are given in accordance with procedures established by KILICO, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, a Contract Owner would bear the risk of loss in the event of a fraudulent telephone transfer. KILICO reserves the right to charge a fee of $25 for each transfer in excess of 12 transfers per calendar year.

If a Contract Owner authorizes a third party to transact transfers on the Contract Owner's behalf, KILICO will reallocate the Contract Value pursuant to the asset allocation program determined by such third party. However, KILICO does not offer or participate in any asset allocation program and takes no responsibility for any third party asset allocation program. KILICO may suspend or cancel acceptance of a third party's instructions at any time and may restrict the investment options that will be available for transfer under third party authorizations.

A Contract Owner may elect to have transfers made automatically among the Subaccounts of the Separate Account on an annual or a quarterly basis so that Contract Value is reallocated to match the percentage allocations in the Contract Owner's predefined allocation elections. Transfers under this program will not be subject to the $500 minimum transfer amounts described above. An election to participate in the automatic asset reallocation program must be in writing in the form prescribed by KILICO and returned to KILICO at its home office.

7. WITHDRAWAL DURING ACCUMULATION PERIOD.

The Contract Owner may redeem all or a portion of the Contract Value less Debt and previous withdrawals, plus or minus any applicable Market Value Adjustment and less any Withdrawal Charge. Contract Owners should be aware that such withdrawals may, under certain circumstances, be subject to adverse tax consequences under the Internal Revenue Code. (See "Tax Treatment of Withdrawals, Loans and Assignments.") A withdrawal of the entire Contract Value is called a surrender.

A Contract Owner may withdraw up to the greater of (i) the excess of Contract Value over total Purchase Payments less prior withdrawals that were previously assessed a Withdrawal Charge, and (ii) 10% of the Contract Value less Debt in any Contract Year, without assessment of any Withdrawal Charge. If the Contract Owner withdraws an amount in excess of the above amount in any Contract Year, the excess amount is subject to a Withdrawal Charge. The Withdrawal Charge is 7% in the first Contribution Year, 6% in the second Contribution Year, 5% in the third and fourth Contribution Years, 4% in the fifth Contribution Year, 3% in the sixth Contribution Year, 2% in the seventh Contribution Year and 0% in the eighth and later Contribution Years.

In the case of a Contract invested other than solely in one Subaccount or MVA Period or the General Account, a Contract Owner requesting a partial withdrawal must specify what portion of the Owner's Contract interest is to be redeemed. If a Contract Owner does not specify what portion of the Owner's Contract interest is to be redeemed, KILICO will redeem Accumulation Units from all Subaccounts, MVA Periods and the General Account in which the Contract Owner has an interest. The number of Accumulation Units redeemed from each Subaccount and the amount redeemed from the MVA Periods and the General Account will be in approximately the proportion which the Owner's Contract interest in each Subaccount, MVA Period and in the General Account bears to the Contract Value. In all cases, the Accumulation Units attributable to the earliest Contribution Years will be redeemed first.

The Contract Owner may request a partial withdrawal subject to the following conditions:

     (1) The amount requested must be at least $100 (before application of the Market Value Adjustment), or the Owner's entire interest in the Subaccount, MVA Period or the General Account from which withdrawal is requested.

     (2) The Owner's Contract interest in the Subaccount, MVA Period or the General Account from which the withdrawal is requested must be at least $500 after the withdrawal is completed.

Election to withdraw shall be made in writing to KILICO at its home office at 1 Kemper Drive, Long Grove, Ill. 60049 and should be accompanied by the Contract if the request is for total withdrawal. Withdrawal requests will not be received except on KILICO business days which are those days when the New York Stock Exchange is open for trading. The Withdrawal Value attributable to the Subaccounts is determined on the basis of the Accumulation Unit values next computed following receipt of the request in proper order. The Withdrawal Value attributable to the Subaccounts will be paid within seven (7) days after the date a proper written request is received by KILICO at its home office provided, however, that KILICO may suspend the right of withdrawal or delay payment more than seven (7) days (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets a Portfolio of the Fund normally utilizes is restricted or an emergency exists as determined by the Securities and Exchange Commission, so that disposal of the Subaccount's investments or determination of its Accumulation Unit value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit for the protection of Contract Owners or Unitholders. For withdrawal requests from the MVA Option and the General Account, KILICO may defer any payment for the period permitted by the appropriate state of jurisdiction, but in no event for more than six months after the written request is received by KILICO. During the period of deferral interest at the current Guaranteed Interest Rate for the same MVA Period as declared by KILICO will continue to be credited.

A participant in the Texas Optional Retirement Program ("ORP") is required to obtain a certificate of termination from the participant's employer before a Contract can be redeemed. This requirement is imposed because the Attorney General of Texas has ruled that participants in the ORP may redeem their interest in a

Contract issued pursuant to the ORP only upon termination of employment in Texas public institutions of higher education, or upon retirement, death or total disability. In those states adopting identical requirements for optional retirement programs, KILICO will follow the same procedures. See "Qualified Plans" for information on tax-sheltered annuities.

8. MARKET VALUE ADJUSTMENT.

Any withdrawal (except payments of death benefits), transfer or any annuitization of MVA Period Value other than if effected during the "free look" period or within 15 days before or 15 days after a MVA Period terminates, may be adjusted up or down by the application of a Market Value Adjustment. The Market Value Adjustment is applied to the amount being withdrawn before deduction of any applicable Withdrawal Charge.

The Market Value Adjustment reflects the relationship between (a) the currently established interest rate ("Current Interest Rate") for a MVA Period equal to the remaining length of the MVA Period, rounded to the next higher number of complete years, and (b) the Guaranteed Interest Rate applicable to the amount being withdrawn. Generally, if the Guaranteed Interest Rate is the same or lower than the applicable Current Interest Rate, then the application of the Market Value Adjustment results in a reduced Market Adjusted Value and hence a lower payment upon withdrawal. Thus, it is possible that the amount available on withdrawal could be less than the original Purchase Payment or the original amount allocated to a MVA Period if interest rates increase. Conversely, if the Guaranteed Interest Rate is higher than the applicable Current Interest Rate, the application of the Market Value Adjustment results in an increased Market Adjusted Value and, hence, a higher payment upon withdrawal.

The Market Value Adjustment (MVA) is determined by the application of the following formula:
                                      (t/365)
                      [ [    (1 + I) ]          ]
          MVA = MPV X | |     -------|       -1 |
                      [ [    (1 + J) ]          ]

     Where I is the Guaranteed Interest Rate being credited to the MVA Period Value (MPV) subject to the Market Value Adjustment,

     J is the Current Interest Rate declared by KILICO, as of the effective date of the application of the Market Value Adjustment, for current allocations to a MVA Period the length of which is equal to the balance of the MVA Period for the MVA Period Value subject to the Market Value Adjustment, rounded to the next higher number of complete years, and

     t is the number of days remaining in the MVA Period.

For an illustration showing an upward and a downward adjustment, see Appendix A.

9. DEATH BENEFIT.

A death benefit will be paid to the designated Beneficiary upon any of the following events during the Accumulation Period:

          1. the death of the Owner, or a joint owner,

          2. the death of the Annuitant if no contingent annuitant is named or if the contingent annuitant does not survive the Annuitant, or

          3. if a contingent annuitant is named and survives the Annuitant, the death of the contingent annuitant.

The amount of the death benefit will depend on the ages of the deceased Owner or Annuitant at the time the death benefit becomes payable. If the deceased had not attained age 90 prior to the date of death, the greatest of the following amounts will be paid to the designated Beneficiary: (a) the total amount of Purchase Payments, less both Debt and the aggregate dollar amount of all previous partial withdrawals; (b) the Contract Value less Debt; and (c) Purchase Payments less previous partial withdrawals accumulated at 5.00% interest per year to the earlier of the deceased's age 80 or the date of death plus the total amount of Purchase Payments less the aggregate dollar amount of all partial withdrawals from age 80 to the date of death, less Debt. If the deceased had attained age 90 prior to the date of death, the Contract Value will be paid to the designated Beneficiary. The Owner or Beneficiary, as appropriate, may elect to have all or a part of the death proceeds paid to the Beneficiary under one of the Annuity Options described under "Annuity Options" below.

For Non-Qualified Plan Contracts, if the Beneficiary is the surviving spouse of the Owner, the surviving spouse may elect to be treated as the successor Owner of the Contract with no requirement to begin Death Benefit distribution.

10. LOANS.

The Owner of a Contract issued as a tax sheltered annuity under Section 403(b) of the Code or as a qualified plan under Section 401 of the Code may request a loan any time during the accumulation period. Loans are made from the General Account and are limited to the General Account Contract Value minus any withdrawal charge that would apply to the Contract Value and minus interest on the loan for the remainder of the Contract Year. In addition, loans may not exceed 50% of the Contract Value, or, if less, $50,000. The minimum loan is $1,000.

For non-ERISA loans, the loan interest rate is 5.5% per year. For loans issued under ERISA plans, the loan interest rate will vary based on current rates. Interest that is not paid when due is added to the loan and will bear interest at the same rate as the loan. While the loan is outstanding, the portion of the General Account Contract Value that equals the debt will earn interest at a rate 2.5% less than the loan rate.

Loans must be repaid in substantially equal quarterly payments within 5 years. Loans used to purchase the principal residence of the Owner must be repaid within 30 years.

If a loan payment is not made when due, interest will continue to accrue. On 403(b) Contracts, to the extent permitted by law, the amount of the defaulted payment plus accrued interest will be deducted from the Contract and paid to KILICO. Any loan payment which is not made when due, plus interest, will be treated as a distribution as permitted by law, may be taxable to the borrower, and may be subject to early withdrawal tax penalty.

If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. Any loans made under a Contract will be subject to administrative procedures then in effect as reflected under the loan agreement used by KILICO.

                         CONTRACT CHARGES AND EXPENSES

Charges and deductions under the Contracts are made for KILICO's assumption of mortality and expense risk and administrative expenses, and for an annual Records Maintenance Charge. Subject to certain expense limitations, investment management fees and other expenses of the Funds are indirectly borne by the Contract Owner. KILICO will deduct state premium taxes from Contract Value when paid by KILICO. Where applicable, the dollar amount of state premium taxes previously paid or paid upon annuitization by KILICO will be charged back against the Contract Value when and if the Contract is annuitized. Additionally, where applicable, a Withdrawal Charge may be assessed by KILICO in the event of early withdrawal or early annuitization.

A. CHARGES AGAINST THE SEPARATE ACCOUNT.

During the Accumulation Period and the Annuity Period, KILICO assesses that portion of each Subaccount with a daily asset charge for mortality and expense risks and administrative costs, which amounts to an aggregate of 1.35% per annum (consisting of 1.25% for mortality and expense risks and .10% for administrative costs). The administrative charge is intended to cover the average anticipated administrative expenses to be incurred over the period the Contracts are in force. With an administrative charge based on a percentage of assets, however, there is not necessarily a direct relationship between the amount of the charge and the administrative costs of a particular account. Additionally, KILICO deducts an annual Records Maintenance Charge of $30 for Contract as described below. The Records Maintenance Charge is not assessed during the Annuity Period.

These charges may be decreased by KILICO without notice but may not exceed the rate or amount shown above. If the daily asset charge is insufficient to cover the risks and costs, any loss or deficiency will fall on KILICO. Conversely, if the charges prove more than sufficient, the gain will accrue to KILICO, creating a profit which would be available for any proper corporate purpose including, among other things, payment of distribution expenses.

1. RECORDS MAINTENANCE CHARGE.

KILICO will assess an annual Records Maintenance Charge of $30 during the Accumulation Period against each Contract which has a Contract Value of less than $50,000 on the date of assessment whether or not any Purchase Payments have been made during the year. The charge is assessed at the end of each Contract Year, on surrender of a Contract and on surrender upon annuitization. This charge is to reimburse KILICO for expenses incurred in establishing and maintaining the records relating to the Contract. The imposition of the Records Maintenance Charge will constitute a reduction in the net assets of each Subaccount, MVA Period and the General Account.

At any time the Records Maintenance Charge is assessed, an equal portion of the applicable charge will be assessed against each Subaccount, MVA Period and the General Account in which the Contract is participating and a number of Accumulation Units sufficient to equal the proper portion of the charge will be redeemed from each Subaccount, and an amount deducted from the General Account Contract Value and MVA Period Value to meet the assessment.

2. MORTALITY RISK.

Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses incurred by KILICO.

The mortality risk assumed by KILICO arises from two contractual obligations. First, in case of the death of the Contract Owner or of the Annuitant prior to the deceased's 90th birthday, and prior to the Annuity Date, KILICO may, in some cases, pay an amount greater than the Contract Value. (see "Death Benefit", page
17) The second contractual obligation assumed by KILICO is to continue to make annuity payments to each Annuitant for the entire life of the Annuitant under Annuity Options involving life contingencies.

The latter assures each Annuitant that neither the Annuitant's own longevity nor an improvement in life expectancy generally will have an adverse effect on the annuity payments received under a Contract and relieves the Annuitant from the risk of outliving the amounts accumulated for retirement.

3. EXPENSE RISK.

KILICO also assumes the risk that all actual expenses involved in administering the Contracts including Contract maintenance costs, administrative costs, data processing costs and costs of other services may exceed the amount recovered from the Records Maintenance Charge or the amount recovered from the administrative cost portion of the daily asset charge.

4. ADMINISTRATIVE COSTS.

The daily asset charge for administrative costs is imposed to reimburse KILICO for the expenses it incurs for administering the Contracts, which include, among other things, responding to Contract Owner inquiries, processing changes in Purchase Payment allocations and providing reports to Contract Owners.

B. WITHDRAWAL CHARGE.

No sales charge is deducted from any Purchase Payment. However, a contingent deferred sales charge ("Withdrawal Charge") will be used to cover expenses relating to the sale of the Contracts, including commissions paid to sales personnel, and other promotion and acquisition expenses. Also, withdrawals (which may include certain loans) may be subject to certain adverse tax consequences. (See "Tax Treatment of Withdrawals, Loans and Assignments.")

Each Contract Year, a Contract Owner may withdraw up to the greater of (i) the excess of Contract Value over total Purchase Payments less prior withdrawals that were previously assessed a Withdrawal Charge, and (ii) 10% of the Contract Value less Debt determined at the time the withdrawal is requested, without assessment of any charge. If the Contract Owner withdraws an amount in excess of the above amount, the amount withdrawn in excess of the above amount subjects the Contract to a Withdrawal Charge. The Withdrawal Charge applies in the first seven Contribution Years following each Purchase Payment as shown below:

                YEAR OF
               WITHDRAWAL                WITHDRAWAL
             AFTER PURCHASE                CHARGE
             --------------              ----------
 First..................................     7%
 Second.................................     6%
 Third..................................     5%
 Fourth.................................     5%
 Fifth..................................     4%
 Sixth..................................     3%
 Seventh................................     2%
 Eighth and following...................     0%

When a withdrawal is requested, the recipient will receive a check in the amount requested. To the extent that any Withdrawal Charge is applicable, the Contract Value will be reduced by the amount of the Withdrawal Charge in addition to the actual dollar amount sent to the Owner.

Because the Contribution Years are Contract Years in which a Purchase Payment is made, Contract Owners may be subject to a Withdrawal Charge as indicated above, even though the Contract may have been issued many years earlier. (For additional details, see "Withdrawal During Accumulation Period.")

The Withdrawal Charges are intended to compensate KILICO for expenses in connection with distribution of the Contracts. Under current assumptions, KILICO anticipates Withdrawal Charges will not fully cover distribution expenses. To the extent that distribution expenses are not recovered from Withdrawal Charges, those expenses may be recovered from KILICO's general assets. Those assets may include proceeds from the mortality and expense charge described above.

The Withdrawal Charge also applies at the time of annuitization to amounts attributable to Accumulation Units in their seventh Contribution Year or earlier. The amount annuitized is subject to the Withdrawal Charge, as applicable. There shall be no Withdrawal Charge assessed upon annuitization so long as annuity payments provide for payment under Annuity Options 2, 3 or 4, or payments under Annuity Option 1 are scheduled to continue for at least five years.

The Withdrawal Charge may be reduced or eliminated, but only to the extent KILICO anticipates that it will incur lower sales expenses or perform fewer services because of economies arising from the size of the particular group, the average contribution per participant, or the use of mass enrollment procedures. Units of a Subaccount sold to officers, directors and employees of KILICO and Kemper Investors Fund, KINF investment advisers, and principal underwriter or certain affiliated companies, or to any trust, pension, profit-sharing or other benefit plan for such persons may be withdrawn without any Withdrawal Charge.

C. INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES.

The net asset value of each of the Portfolios of the Funds reflects investment management fees and certain general operating expenses already deducted from the assets of the Portfolios. Subject to certain limitations, these fees and expenses are indirectly borne by the Contract Owners. Investment management fees are described on pages 9 and 10. Further detail about fees and expenses of the Portfolios is provided in the attached prospectuses for the Funds and in the Funds' statements of additional information.

D. STATE PREMIUM TAXES.

Certain state and local governments impose a premium tax ranging from 0% to 3.5% on the amount of Purchase Payments. Where applicable, the dollar amount of state premium taxes previously paid or payable upon annuitization by KILICO may be charged against the Contract Value if not previously assessed, when and if the Contract is annuitized. See "Appendix--State Premium Tax Chart" in the Statement of Additional Information.

                               THE ANNUITY PERIOD

Contracts may be annuitized under one of several Annuity Options. Annuity payments will begin on the Annuity Date and under the Annuity Option selected by the Owner. The Annuity Date may not be deferred beyond the Annuitant's 90th birthday subject to state variation.

1. ANNUITY PAYMENTS.

Annuity payments will be determined on the basis of (i) the annuity table specified in the Contract, (ii) the Annuity Option selected, and (iii) the investment performance of the Subaccount selected. The Annuitant receives the value of a fixed number of Annuity Units each month. The value of an Annuity Unit will reflect the investment performance of the Subaccounts selected, and the amount of each annuity payment will vary accordingly. Annuity payments may be subject to a Withdrawal Charge if made within the seventh Contribution Year or earlier. If the Owner elects an annuity which provides either an income benefit period of five years or more, or a benefit under which payment is contingent upon the life of the payee(s), any applicable Withdrawal Charges will be waived.

2. ANNUITY OPTIONS.

The Contract Owner may elect to have annuity payments made under any one of the Annuity Options specified in the Contract and described below. The Contract Owner may decide at any time (subject to the provisions of any applicable retirement plan and state variations) to commence annuity payments prior to the Annuitant's 90th birthday. A change of Annuity Option is permitted if made before the date annuity payments are to commence. For a Non-Qualified Plan Contract, if no other Annuity Option is elected, monthly annuity payments will be made in accordance with Option 3 below with a ten (10) year period certain. For a Qualified Plan Contract, if no other Annuity Option is elected, monthly annuity payments will be made in the form of a qualified joint and survivor annuity with a monthly income at two-thirds of the full amount payable during the lifetime of the surviving payee. Generally, annuity payments will be made in monthly installments. However, if the net proceeds available to apply under an Annuity Option are less than $2,000, KILICO shall have the right to pay the annuity in one lump sum. In addition, if the first payment provided would be less than $25, KILICO shall have the right to change the frequency of payments to quarterly, semiannual or annual intervals resulting in an initial payment of at least $25.

The amount of periodic annuity payments will depend upon (a) the type of annuity option selected; (b) the age of the payee; and (c) the investment experience of the Subaccounts selected. For example, if the annuity option selected is income for a specified period, the shorter the period selected the fewer payments will be made and those payments will have a higher value. If the annuity option selected is life income, it is likely the payments will be in a smaller amount than income for a short specified period. If an individual selects the life income with installments guaranteed option, the payments will probably be in a smaller amount than for the life income option. If an individual selects the joint and survivor annuity option, the payments will be smaller than those measured by an individual life income option. The age of the payee will also influence the amount of periodic annuity payments because presumably the older the payee, the shorter the life expectancy and the larger the payments. Finally, if the Contract Owner participates in a Subaccount with higher investment performance, it is likely the Contract Owner will receive a higher periodic payment.

If the Owner dies before the Annuity Date, Annuity Options which may be elected are limited. The Annuity Options available are (a) Option 2 or (b) Option 1 or 3 for a period no longer than the life expectancy of the Beneficiary (but not less than 5 years from the Owner's death). If the Beneficiary is not an individual, the entire interest must be distributed within 5 years of the Owner's death. The Death Benefit distribution must begin no later than one year from the Owner's death or such later date as prescribed by federal regulation.

OPTION 1--INCOME FOR SPECIFIED PERIOD.

An annuity payable monthly for a selected number of years ranging from five to thirty. Upon payee's death, if the Beneficiary is a natural person, KILICO will automatically continue payments for the remainder of the certain period to the Beneficiary. If the Beneficiary is either an estate or trust, KILICO will pay a commuted value of the remaining payments. Variable Annuity payments under Option 1 reflect the payment of the mortality and expense risk charge, even though there is no life contingency risk associated with Option 1.

OPTION 2--LIFE INCOME.

An annuity payable monthly during the lifetime of the payee, terminating with the last monthly payment due prior to the death of the payee. If this Option is elected, annuity payments terminate automatically and immediately on the death of the payee without regard to the number or total amount of payments made. Thus, it is possible for an individual to receive only one payment if death occurred prior to the date the second payment was due.

OPTION 3--LIFE INCOME WITH INSTALLMENTS GUARANTEED.

An annuity payable monthly during the lifetime of the payee with the provision that if, at the death of the payee, payments have been made for less than five, ten, fifteen or twenty years as elected, and the Beneficiary is a natural person, KILICO will automatically continue payments for the remainder of the elected period to the Beneficiary. If the Beneficiary is either an estate or trust, KILICO will pay a commuted value of the remaining payments.

OPTION 4--JOINT AND SURVIVOR ANNUITY.

An annuity payable monthly while both payees are living. Upon the death of either payee, the monthly income payable will continue during the lifetime of the surviving payee at the percentage of such full amount chosen at the time of election of this Option. Annuity payments terminate automatically and immediately upon the death of the surviving payee without regard to the number or total amount of payments received.

Payees under Option 1 by written notice to KILICO may cancel all or part of the remaining payments due and receive that part of the remaining value of the Contract.

3. ALLOCATION OF ANNUITY.

The Contract Owner may elect to have payments made on a fixed or variable basis, or a combination of both. An Owner may exercise the transfer privilege during the Accumulation Period for the purposes of such allocation. Any General Account Contract Value or MVA Period Value will be annuitized on a fixed basis. Any Separate Account Contract Value will be annuitized on a variable basis. Transfers during the Annuity Period are permitted subject to stated limitations. The MVA Option is not available during the Annuity Period.

4. TRANSFER DURING ANNUITY PERIOD.

During the Annuity Period, the payee may transfer the value of the payee's Contract interest in a Subaccount(s) to another Subaccount or to the General Account by written request to KILICO subject to the following limitations:

     a. No transfer to a Subaccount may be made during the first year of the Annuity Period; subsequent transfers are limited to one per year during the Annuity Period.

     b. A Contract's entire interest in a Subaccount must be transferred.

     c. A transfer to a Subaccount, if notice to KILICO is received more than seven (7) days prior to any annuity payment date, shall be effective during the Valuation Period next succeeding the date such notice is received. If received fewer than seven (7) days before any annuity payment date, the transfer shall be effective during the Valuation Period next succeeding that annuity payment date.

     d. A transfer to the General Account may be made effective only on an anniversary of the first Annuity Date and upon not less than thirty (30) days prior written notice to KILICO.

The Annuity Unit value of a Subaccount shall be determined as of the end of the Valuation Period next preceding the effective date of the transfer. The transfer privilege may be suspended, modified or terminated at any time (subject to state requirements). Payees should consider the appropriateness of each Subaccount's investment objectives and risks as an investment during the Annuity Period.

5. ANNUITY UNIT VALUE.

The value of an Annuity Unit is determined independently for each of the Subaccounts.

For each Subaccount, the Annuity Unit value for any Valuation Period is determined by multiplying the Annuity Unit value for the immediately preceding Valuation Period by the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated, and multiplying the result by an interest factor which offsets the effect of the assumed investment earnings rate of 2.5% per annum which is assumed in the annuity tables contained in the Contract.

The net investment factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) where:

     (a) Is the value of an Accumulation Unit for the applicable Subaccount as of the end of the current Valuation Period, plus or minus the per share charge or credit for taxes reserved.

     (b) Is the value of an Accumulation Unit for the applicable Subaccount as of the end of the immediately preceding Valuation Period, plus or minus the per share charge or credit for taxes reserved.

6. FIRST PERIODIC PAYMENT.

At the time annuity payments begin, the value of the Owner's Contract interest is determined by multiplying the applicable Accumulation Unit values at the end of the Valuation Period immediately preceding the date the first annuity payment is due by the respective number of Accumulation Units credited to the Owner's Contract interest as of the end of such Valuation Period, less the dollar amount of premium taxes not previously deducted, if applicable, and less the amount of the Withdrawal Charge, if applicable.

There is no Withdrawal Charge assessed so long as annuity payments provide for payments under Annuity Options 2, 3 or 4 or payments under Annuity Option 1 are scheduled to continue for at least five years.

The first annuity payment is determined by multiplying the benefit per $1,000 of value shown in the applicable annuity table by the number of thousands of dollars of Contract Value less deduction for Debt and premium taxes, if applicable.

A 2.5% per annum assumed investment rate is built into the annuity tables contained in the Contracts. If the actual net investment rate exceeds 2.5% per annum, payments will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than 2.5% per annum, annuity payments will decrease.

7. SUBSEQUENT PERIODIC PAYMENTS.

The amount of the second and subsequent annuity payments is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the Valuation Period next preceding the date on which each annuity payment is due. The dollar amount of the first annuity payment as determined above is divided by the Annuity Unit value as of the Annuity Date to establish the number of Annuity Units representing each annuity payment. The number of Annuity Units determined for the first annuity payment remains constant for the second and subsequent monthly payments.

8. FIXED ANNUITY PAYMENTS.

The amount of each payment under a Fixed Annuity will be determined from tables prepared by KILICO. Such tables show the monthly payment for each $1,000 of Contract Value allocated to provide a Fixed Annuity. Fixed Annuity payments will not change regardless of investment, mortality or expense experience.

9. DEATH BENEFIT.

If the payee dies after the Annuity Date while the Contract is in force, the death proceeds, if any, will depend upon the form of annuity payment in effect at the time of death. (See "Annuity Options.")

                              FEDERAL INCOME TAXES

The ultimate effect of Federal income taxes on Contract Value, on annuity payments and on the economic benefit to the Contract Owner, Annuitant or Beneficiary depends on KILICO's tax status, the type of retirement plan for which the Contract is purchased and upon the tax status of the individual concerned. Each individual Contract Owner should consult a competent tax advisor.

A. KILICO'S TAX STATUS.

KILICO is taxed as a life insurance company under the current Internal Revenue Code. The operations of the Separate Account are taxed as part of the total operations of KILICO. However, the determination of tax charges and credits to the Separate Account will be independent of the tax actually paid by KILICO.

Under current interpretations of existing Federal income tax law, investment income of the Separate Account, to the extent that it is applied to increase an individual Contract Owner's equity, is not taxed. Thus, a Subaccount may realize net investment income and dividends, and the Subaccount may receive and reinvest them, all without Federal income tax consequences for the Separate Account.

B. AMOUNTS RECEIVED AS AN ANNUITY.

A fixed portion of each annuity payment is excludable from gross income as a return of investment in the Contract and the balance is taxed as ordinary income. For payments made on a fixed basis, the excludable amount is generally the same for each payment. For payments made on a variable basis, the excludable amount may be recalculated if any payment is less than the excludable amount.

The excludable amount of each Annuity Unit is determined by dividing the investment in the Contract as of the Annuity Date by the number of Annuity Units to be received under the payment option chosen.

For a Non-Qualified Plan Contract, the investment in the Contract is equal to the Purchase Payments minus any withdrawals thereof. For a Qualified Plan Contract, the investment in the Contract is equal to the employee's non-deductible contributions, minus any prior distributions thereof.

The excludable amount of any payment may not exceed the unrecovered investment in the Contract immediately before such payment. The amount of the unrecovered investment is allowed as a deduction on the final return of a deceased Annuitant where annuity payments cease before the investment in the Contract has been fully recovered.

C. NON-QUALIFIED PLAN CONTRACTS.

1. DIVERSIFICATION REQUIREMENTS.

While Section 72 of the Code governs the taxation of annuities in general,
Section 817(h) of the Code provides that nonqualified annuity contracts will not be treated as annuities unless the underlying investments are "adequately diversified" in accordance with regulations prescribed by the Secretary of the Treasury. Such regulations require, among other things, that a mutual fund underlying an annuity contract, such as those underlying the Contracts, may invest no more than 55% of the value of its assets in one investment; 70% in two investments; 80% in three investments; and 90% in four investments. If the above diversification requirements are not met by each and every Portfolio, the annuity contract could lose its overall tax status as an annuity, resulting in current taxation of the excess of cash value over the "investment in the contract" (as defined above) to the Contract Owner. KILICO has reviewed the diversification regulations and believes that the Contracts are in compliance with these regulations and that there is no threat to their current favorable tax status as annuities. Furthermore, KILICO intends to make whatever changes may be necessary and appropriate to these Contracts in the future in order to maintain their continued favorable tax treatment.

In connection with the earlier issuance of temporary regulations relating to diversification requirements, the Treasury Department announced that such regulations do not provide guidance concerning the extent to which owners may direct their investments to particular Subaccounts. Moreover any additional rule may apply to pension plan contracts. It is possible that when such guidance is available, the Contract may need to be modified to comply with such guidance. Accordingly, KILICO reserves the right to modify the Contract as necessary to prevent the Contract Owner from being considered the owner of the assets of the Subaccount. Because the guidance has not been published, there can be no assurance as to content or even whether application will be prospective only.

2. TAX TREATMENT OF WITHDRAWALS, LOANS AND ASSIGNMENTS.

Withdrawals from Non-Qualified Plan Contracts will be allocable first to any investment in the Contract made prior to August 14, 1982 (if any), then to ordinary income attributable to such investment, then to ordinary income attributable to investment in the Contract made after August 13, 1982, and finally to investment in the Contract made after August 13, 1982. Loans under a Contract or collateral assignments or pledges of any portion of the value of such Contract attributable to investment in the Contract after August 13, 1982 or income attributable to such investment are treated as withdrawals.

If the Owner transfers a Non-Qualified Plan Contract by gift, the Owner must include in gross income the excess of the Contract Value over the investment in the Contract as of the date of transfer.

Non-Qualified Plan Contracts which were issued by KILICO (or an affiliate) during a calendar year are to be aggregated and considered a single contract for purposes of determining the amount of any withdrawal, loan, or assigned or pledged cash value includible in the Owner's gross income.

If the Contract Owner is not an individual, income attributable to Purchase Payments generally is taxed to the Contract Owner.

3. 10-PERCENT PENALTY TAX ON PREMATURE DISTRIBUTIONS.

A 10% penalty is imposed on the taxable portion of any distribution to a participant in a qualified pension or profit sharing plan, tax sheltered annuity or individual retirement annuity ("IRA"), or under a Non-Qualified Plan Contract, prior to age 59 1/2, death or disability of the participant or Non-Qualified Plan Contract Owner.

The 10% penalty does not apply to any distribution which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life or life expectancy of the qualified plan participant or Non-Qualified Plan Contract Owner, provided that there is no change in such payments before the later of (i) the close of the 5-year period beginning on the date of the first payment, or (ii) age 59 1/2, death or disability of such participant or Owner. Further, the 10% penalty does not apply to any distribution from a qualified pension or profit sharing plan or tax sheltered annuity on account of retirement after age 55, or to any distribution from a Non-Qualified Plan Contract: (i) attributable to investment in the Contract before August 14, 1982, or (ii) where the Contract is an "immediate annuity" under the Internal Revenue Code ("Code").

D. QUALIFIED PLANS.

The Contracts offered by this Prospectus are designed to be suitable for use under Qualified Plans. Such contracts are commonly referred to as "Qualified Plan Contracts." KILICO, in its sole discretion, reserves the right to waive certain minimums with respect to large group contracts. Taxation of participants in such Qualified Plans varies with the type of plan and the terms and conditions of the specific plan. Qualified Plan Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Following are general descriptions of the types of Qualified Plans and of the use of the Contracts in connection therewith. Purchasers intending to use the Contracts in connection with Qualified Plans should seek competent tax advice.

     (a) PENSION AND PROFIT-SHARING PLANS.

     Sections 401(a) of the Code permits employers to establish qualified retirement plans for employees. Taxation of plan participants depends on the specific plan. Such plans are limited by law as to maximum permissible contributions, distribution dates, non-forfeitability of interests and tax rates applicable to distributions. In order to establish such a plan, a plan document is adopted and implemented by the employer. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans.

     (b) TAX-SHELTERED ANNUITIES.

     Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. Generally, the annual contribution limit is 20% of an employee's includible compensation times the number of years of service, less previously excluded contributions. For salary reduction plans the maximum contribution is $9,500. These annuity contracts are commonly referred to as "tax-sheltered annuities."

     To the extent attributable to contributions to your tax-sheltered annuity contract under a salary reduction agreement (or to transfers of such amounts from other contracts), contributions made or earnings credited after December 31, 1988 may not be withdrawn until separation from service, attainment of age 59 1/2, death or disability. Salary reduction contributions after December 31, 1988 may also be withdrawn in the case of hardship within the meaning of section 403(b)(11) of the Internal Revenue Code. Further, all amounts transferred to your contract from a Section 403(b)(7) custodial account are subject to such restrictions upon withdrawal. Under your employer's tax-sheltered annuity plan, you may be allowed to transfer your contract value to other types of options, such as other fixed or variable annuity contracts or Section 403(b)(7) custodial accounts.

     (c) TREATMENT OF CERTAIN DISTRIBUTIONS FROM PENSION AND PROFIT SHARING PLANS AND TAX-SHELTERED ANNUITIES.

     Distributions from Pension and Profit Sharing Plans and Tax-Sheltered Annuities which are eligible to be rolled over to an IRA or another employer's retirement plan are generally subject to 20% withholding, unless the participant exercises the right to a "direct rollover." A "direct rollover" may be accomplished when the sponsor of a participant's existing pension or profit sharing plan or tax-sheltered annuity makes a distribution payable to the sponsor of the new IRA or new employer plan for the participant's benefit.

     If the participant does not exercise the right to a "direct rollover," in general, 20% will be withheld from the distribution and credited against the participant's income taxes incurred in the taxable year of the distribution. Other rules may apply, therefore, KILICO suggests that participants consult their tax advisors before making a decision.

     (d) INDIVIDUAL RETIREMENT ANNUITIES.

     Section 408(b) of the Code permits eligible individuals to make deductible contributions to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Generally, the maximum contribution is $2,000 for an individual and $4,000 for an individual and spouse eligible for a spousal IRA. In addition, certain distributions from qualified pension and profit sharing plans, tax-sheltered annuities and other IRA's may be placed on a tax-deferred basis into an IRA. When issued in connection with an IRA, the Contract will be amended to conform to the requirements under such plans. Purchasers have the right to revoke an IRA Contract within seven (7) days of the receipt of the IRA disclosure statement. The IRA disclosure statement also provides more information on contribution limits. A purchaser can revoke the IRA Contract within seven (7) days of the date the application was signed by notifying KILICO.

     PLEASE NOTE THAT AN IRA DISCLOSURE STATEMENT IS INCLUDED IN THIS PROSPECTUS AS AN APPENDIX.

     (e) DEFERRED COMPENSATION PLANS.

     Section 457 of the Code allows a State defined to also include a political subdivision of a State, and an agency or instrumentality of a State or a political subdivision of a State, and any other tax exempt organization to establish a deferred compensation plan ("Section 457 Plan") for the benefit of its employees. Contracts issued under such a plan are owned by the employer.

     An employee electing to participate in a Section 457 Plan should understand that all rights and benefits are governed strictly by the terms of the plan. The employer is legal owner of any Contracts issued under the plan. The employee is, in fact, a general creditor of the employer under the terms of the plan. The employer, as owner of the Contracts, also retains all voting and redemption rights which may accrue through the Contracts issued under the plan.

     The participating employee should look to the terms of the plan for any charges in regard to participating in such plan other than those disclosed in this Prospectus. Section 457 of the Code places limitations on contributions to such plans. A participant must look to the terms of the plan for an explanation of this limitation.

E. TAX WITHHOLDING.

KILICO is required to withhold federal income tax on the taxable portion of all distributions under the Contracts unless the individual elects under a nonqualified plan not to be subject to withholding. The rate of withholding will depend on the type of distribution.

F. OTHER CONSIDERATIONS.

Because of the complexity of the law and its application to a specific individual, tax advice may be needed by a person contemplating purchase of a Contract or the exercise of elections under a Contract. The above comments concerning the Federal income tax consequences are not exhaustive, and special rules are provided with respect to situations not discussed in this Prospectus.

The preceding description is based upon KILICO's understanding of current Federal income tax law. KILICO cannot assess the probability that changes in tax laws, particularly affecting annuities, will be made.

The preceding comments do not take into account state income or other tax considerations which may be involved in the purchase of a Contract or the exercise of elections under the Contract. For complete information on such Federal and state tax considerations, a qualified tax adviser should be consulted.

Legislation has been considered which would prohibit insurers from using sex-distinct factors in determining annuity benefit payments. If "unisex" requirements are adopted, KILICO may be required to utilize annuity tables which do not differentiate the amount of annuity benefits on the basis of sex. This might result in a change providing for either an increase in the initial amount of monthly benefits applied for females or a decrease in such amount for males or a combination of both. KILICO is using "unisex" annuity tables on Qualified Plan Contracts.

                           DISTRIBUTION OF CONTRACTS

The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. In addition to commissions, KILICO may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation, to broker-dealers that sell the Contracts. In some instances, such other incentives may be offered only to certain licensed broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or other contracts issued by KILICO. The Contracts are distributed through the principal underwriter for the Separate Account, which is Investors Brokerage Services, Inc. ("IBS"), a wholly owned subsidiary of KILICO, which enters into selling group agreements with affiliated and unaffiliated broker-dealers. All of the investment options are not available to all Contract Owners. The investment options are available only under Contracts that are sold or serviced by broker-dealers that have entered into a selling group agreement that authorizes the sale of Contracts with all of the investment options. Other distributors may sell and service contracts with limited investment options.

                                 VOTING RIGHTS

Proxy materials in connection with any shareholder meeting of a Fund will be delivered to each Contract Owner with Subaccount interests invested in such Fund as of the record date for voting at such meeting. Such proxy materials will include an appropriate form which may be used to give voting instructions. KILICO will vote such Fund shares held in each Subaccount in accordance with instructions received from persons having a Subaccount interest in such Fund shares. Fund shares as to which no timely voting instructions are received will be voted by KILICO in proportion to the voting instructions received from all persons in a timely manner. KILICO will also vote any Fund shares attributed to amounts it has accumulated in the Subaccounts in the same proportion that Contract Owners vote. A Fund is not required to hold annual shareholders' meetings. They will, however, hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

Contract Owners of all Contracts participating in each Subaccount shall have voting rights with respect to the Portfolio invested in by that Subaccount, based upon each Contract Owner's proportionate interest in that Subaccount as measured by units. The person having such voting rights will be the Contract Owner before surrender, the Annuity Date or the death of the Annuitant, and thereafter, the payee entitled to receive Variable Annuity payments under the Contract. During the Annuity Period, voting rights attributable to a Contract will generally decrease as Annuity Units attributable to an Annuitant decrease.

                    REPORTS TO CONTRACT OWNERS AND INQUIRIES

Immediately after each Contract anniversary, Contract Owners will be sent statements for their own Contract showing the amount credited to each Subaccount and to the Fixed Option. It will also show the interest rate(s) that KILICO is crediting upon amounts then held under the Fixed Option. In addition, Contract Owners transferring amounts among the investment options or making additional payments will receive written confirmation of such transactions. Upon request, any Contract Owner will be sent a current statement in a form similar to that of the annual statement described above. Each Contract Owner will also be sent annual and semi-annual reports for the Portfolios that correspond to the Subaccounts in which the Contract Owner is invested and a list of the securities held in each such Portfolio, as required by the 1940 Act. In addition, KILICO will calculate for a Contract Owner the portion of a total amount that must be invested in a selected MVA Period so that the portion grows to equal the original total amount at the expiration of the MVA Period.

A Contract Owner may direct inquiries to the individual who sold him or her the Contract or may call 1-800-621-5001 or write to Kemper Investors Life Insurance Company, Customer Service, 1 Kemper Drive, Long Grove, Illinois 60049.

                             DOLLAR COST AVERAGING

A Contract Owner may predesignate a portion of the Contract Value under a Contract attributable to a Subaccount to be automatically transferred on a monthly, quarterly, semiannual or annual basis for a specified duration to one or more of the other Subaccounts, MVA Period and the General Account during the Accumulation Period. A Contract Owner may also elect such transfers from a MVA Period or from the General Account on a monthly or quarterly basis for a minimum duration of one year. Transfers from a MVA Period will be subject to a Market Value Adjustment. A Contract Owner may enroll in this program at the time the Contract is issued or anytime thereafter by properly completing the Dollar Cost Averaging enrollment form and returning it to KILICO at its home office at least five (5) business days prior to the second Tuesday of a month which is the date that all dollar cost averaging transfers will be made ("Transfer Date").

Transfers will be made in the amounts designated by the Contract Owner and must be at least $100 per Subaccount, MVA Period or General Account. The total Contract Value in an account at the time Dollar Cost Averaging is elected must be at least equal to the amount designated to be transferred on each Transfer Date multiplied by the duration selected. Dollar Cost Averaging will cease automatically if the Contract Value does not equal or exceed the amount designated to be transferred on each Transfer Date and the remaining amount will be transferred.

Dollar Cost Averaging will terminate when (i) the number of designated monthly transfers has been completed, (ii) the Contract Value attributable to the transferring account is insufficient to complete the next transfer, (iii) the Contract Owner requests termination in writing and such writing is received by KILICO at its home office at least five (5) business days prior to the next Transfer Date in order to cancel the transfer scheduled to take effect on such date, or (iv) the Contract is surrendered or annuitized.

If the General Account has a balance of at least $10,000, a Contract Owner may elect automatic calendar quarter transfers of interest accrued in the General Account to one or more of the Subaccounts or MVA Periods. A Contract Owner may enroll in this program at any time by completing the proper Dollar Cost Averaging enrollment form and returning it to KILICO at its home office at least ten (10) days prior to the end of the calendar quarter. The Transfer Date will be within five business days of the end of the calendar quarter.

Following the Issue Date, a Contract Owner may initiate, reinstate or change Dollar Cost Averaging or change existing Dollar Cost Averaging terms by properly completing the new enrollment form and returning it to KILICO at its home office at least five (5) business days, ten (10) business days for General Account transfers, prior to the next Transfer Date such transfer is to be made.

Election of Dollar Cost Averaging is not available during the Annuity Period.

                           SYSTEMATIC WITHDRAWAL PLAN

KILICO administers a Systematic Withdrawal Plan ("SWP") which allows certain Contract Owners to pre-authorize periodic withdrawals during the Accumulation Period. Contract Owners entering into a SWP agreement instruct KILICO to withdraw selected amounts from the General Account, or from any of the Subaccounts or MVA Periods on a monthly, quarterly, semi-annual or annual basis. Currently the SWP is available to Contract Owners who request a minimum $100 periodic payment. If the amounts distributed under the SWP exceed the amount free of withdrawal charge then the withdrawal charge will be applied on any amounts exceeding the free withdrawal. WITHDRAWALS TAKEN UNDER THE SWP MAY BE SUBJECT TO THE 10% FEDERAL TAX PENALTY ON EARLY WITHDRAWALS AND TO INCOME TAXES AND WITHHOLDING. SEE "FEDERAL INCOME TAXES." Contract owners interested in SWP may obtain an application and full information concerning this program and its restrictions from their representative or KILICO's home office. The right is reserved to amend the SWP on thirty days' notice. The SWP may be terminated at any time by the Contract Owner or KILICO.

                               LEGAL PROCEEDINGS

There are no material legal proceedings pending to which the Separate Account, KILICO or ZKI is a party.

                     BUSINESS [TO BE UPDATED BY AMENDMENT]

CORPORATE STRUCTURE

KEMPER INVESTORS LIFE INSURANCE COMPANY ("KILICO"), founded in 1947, is incorporated under the insurance laws of Illinois. KILICO is licensed in the District of Columbia and all states except New York. KILICO is a wholly owned subsidiary of Kemper Corporation ("Kemper"), a nonoperating holding company.

CORPORATE CONTROL EVENTS

On January 4, 1996, an investor group comprised of Zurich Insurance Company ("Zurich"), Insurance Partners, L.P. ("IP") and Insurance Partners Offshore (Bermuda), L.P. (together with IP, "Insurance Partners") acquired all of the issued and outstanding common stock of Kemper. As a result of the change in control, Zurich and Insurance Partners indirectly and directly own 80 percent and 20 percent, respectively, of Kemper and therefore KILICO.

STRATEGIC INITIATIVES

During 1992 and 1993, in order to streamline management, control costs and improve profitability, the management, operations and strategic directions of KILICO were integrated with those of another Kemper subsidiary, Federal Kemper Life Assurance Company ("FKLA"). Headquartered in Long Grove, Illinois, FKLA markets term and interest-sensitive life insurance as well as certain annuity products through brokerage general agents and other independent distributors. The integration encompassed virtually all aspects of operations, distribution channels and product development and was designed to promote increased efficiencies and productivity and to expand both companies' distribution capabilities. As described below, KILICO has emphasized different products and distribution methods.

Since late 1991, KILICO intensified its management of real estate-related investments due to adverse market conditions. KILICO also successfully implemented strategies over the last several years to reduce both its joint venture operating losses and the level of its real estate-related investments. These strategies included individual property sales, cash sales of real estate-related investments amounting to $646.0 million since 1991 to affiliated non-life realty companies, refinancings and restructurings as well as bulk sale transactions completed in December 1995 in anticipation of the 1996 change in control. As a result of these strategies, KILICO reduced its holdings of real estate-related investments from 36.2 percent of its total invested assets and cash at year-end 1991 to 6.3 percent at year-end 1995.

Further addressing the quality of its investment portfolio, KILICO reduced its holdings of below investment-grade securities (excluding real estate-related investments) from 20.0 percent of its total invested assets and cash at year-end 1990 to 1.8 percent at year-end 1995.

Since 1991, KILICO has also received $342.5 million in capital contributions from Kemper. KILICO also ceded approximately $932 million of fixed-rate annuity liabilities in reinsurance transactions in 1991 and 1992.

NARRATIVE DESCRIPTION OF BUSINESS

KILICO offers both individual fixed-rate (general account) and individual and group variable (separate account) annuity contracts, as well as individual universal life and variable life insurance products through various distribution channels. KILICO's broad product selection is designed for diverse economic environments. KILICO structures its products to offer investment-oriented products, guaranteed returns or a combination of both to help policyholders meet multiple insurance and financial objectives. Financial institutions, securities brokerage firms, insurance agents and financial planners are important distribution channels for KILICO's products. In 1995, INVEST Financial Corporation, an affiliated company, and EVEREN Securities, Inc., ("EVEREN"), an affiliated company until September 13, 1995, accounted for approximately 37 percent and 21 percent, respectively, of KILICO's first-year sales, compared with 36 percent and 20 percent, respectively, in 1994. KILICO's sales mainly consist of deposits received on certain long duration annuity contracts. (See the table captioned "Sales" below.)

Annuities accounted for approximately 99 percent of KILICO's sales in recent years. KILICO's annuities generally have surrender charges that are a specified percentage of policy values and decline as the policy ages. General account annuity and interest-sensitive life policies are guaranteed to accumulate at specified interest rates but allow for periodic crediting rate changes.

Over the last several years, in part reflecting the current interest rate environment, and to reduce its exposure to investment risk, KILICO's strategy has been to place more emphasis on marketing its separate account products. Unlike the fixed-rate annuity business where KILICO manages spread revenue, variable annuities pose minimal investment risk for KILICO, as policyholders invest in one or more of several underlying investment funds. KILICO in turn receives fee revenue. KILICO's separate account assets totaled $1.76 billion at December 31, 1995 and $1.50 billion at December 31, 1994 and 1993. KILICO's sales of its separate account annuities were $151.3 million in 1995, $250.7 million in 1994 and $263.7 million in 1993. Despite KILICO's strategy to emphasize the sale of variable annuities, such sales have declined in each of the last two years due to competitive conditions in certain distribution channels, in part reflecting KILICO's financial strength and performance ratings and uncertainty concerning KILICO's ownership. Rating improvements in 1996 (see "Rankings and ratings" below) and the 1996 change in control are expected to increase KILICO's future sales.

In order to increase variable annuity sales, KILICO introduced Kemper PASSPORT in 1992. Kemper PASSPORT is a variable and market value adjusted annuity featuring a choice of investment portfolios, an increasing estate benefit, tax-free transfers and guaranteed rates for a variety of terms. In 1994, KILICO changed Kemper PASSPORT from a single premium annuity to one with a flexible premium structure and also added a small capitalization equity subaccount as another investment portfolio option. In 1995, KILICO also added seven new subaccounts as investment portfolio choices for certain purchasers of the Kemper Advantage III variable annuity product.

Reductions in crediting rates and investment portfolio issues have also lowered general account annuity sales for KILICO over the last several years. Beginning in the second half of 1994 and in early 1995, KILICO began raising crediting rates on certain of its existing and new general account products, reflecting both competitive conditions and a rising interest rate environment during 1994 and early 1995. As a result of these actions, sales of general account annuities increased and represented 62.0 percent of KILICO's total sales in 1995, compared with 46.0 percent in 1994, and 47.9 percent in 1993.

NAIC RATIOS

The National Association of Insurance Commissioners (the "NAIC") annually calculates certain statutory financial ratios for most insurance companies in the United States. These calculations are known as the Insurance Regulatory Information System ("IRIS") ratios. There presently are twelve IRIS ratios. The primary purpose of the ratios is to provide an "early warning" of any negative developments. The NAIC reports the ratios to state regulators who may then contact the companies if three or more ratios fall outside the NAIC's "usual ranges".

Based on statutory financial data as of December 31, 1995, KILICO had three ratios outside the usual ranges. KILICO's net income to total income was adversely affected by realized investment losses, primarily from dispositions of real estate-related investments. (See the discussion captioned "INVESTMENTS" below.) KILICO's change in premium and change in reserving ratios reflected declines in variable annuity sales and interest-sensitive life sales, respectively. Other than certain states requesting quarterly financial reporting and/or explanations of the underlying causes for certain ratios, no state regulators have taken any action due to KILICO's IRIS ratios for 1995 or earlier years.

GUARANTY ASSOCIATION ASSESSMENTS

From time to time, mandatory assessments are levied on KILICO by life and health guaranty associations of most states in which KILICO is licensed to cover losses to policyholders of insolvent or rehabilitated insurance companies. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state in order to pay claims on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the insolvent or rehabilitated insurer engaged. These assessments may be deferred or forgiven in certain states if they would threaten an insurer's financial strength, and, in some states, these assessments can be partially recovered through a reduction in future premium taxes.

In the early 1990s, there were a number of failures of life insurance companies. KILICO's financial statements include provisions for all known assessments that will be levied against KILICO by various state guaranty associations as well as an estimate of amounts (net of estimated future premium tax recoveries) that KILICO believes will be assessed in the future for failures which have occurred to date and for which the life insurance industry has estimated the cost to cover losses to policyholders. Assessments levied against KILICO and charged to expense in 1995, 1994 and 1993 amounted to $5.8 million, $0.0 million and $5.8 million, respectively. Such amounts relate to accrued guaranty fund assessments of $5.0 million, $4.0 million and $8.9 million at

December 31, 1995, 1994 and 1993, respectively. No assessments were charged to expense during 1994 as KILICO had established adequate accruals for all known insolvencies where an estimate of the cost to cover losses to policyholders was available as of December 31, 1994. Additional assessments charged to expense in 1995 reflect accruals for the life insurance industry's revised loss estimates for certain insolvent insurance companies.

RISK-BASED CAPITAL

Since the early 1990s, reflecting a recessionary environment and the insolvencies of a few large life insurance companies, both state and federal legislators have increased scrutiny of the existing insurance regulatory framework. While various initiatives, such as a new model investment law, are being considered for future implementation by the NAIC, it is not presently possible to predict the future impact of potential regulatory changes on KILICO.

Under asset adequacy and risk-based capital rules adopted in 1993 in Illinois (the domiciliary state of KILICO), state regulators may mandate remedial action for inadequately reserved or inadequately capitalized companies. The new asset adequacy rules are designed to assure that reserves and assets are adequate to cover liabilities under a variety of economic scenarios. The focus of the new capital rules is a risk-based formula that applies prescribed factors to various risk elements in an insurer's business and investments to develop a minimum capital requirement designed to be proportional to the amount of risk assumed by the insurer. KILICO has capital levels substantially exceeding any which would mandate action under the risk-based capital rules and is in compliance with applicable asset adequacy rules.

RESERVES AND REINSURANCE

The following table provides a breakdown of KILICO's reserves for future policy benefits by product type at December 31, 1995, 1994 and 1993 (in millions):

                                                                1995         1994         1993
                                                              --------     --------     --------
General account annuities...................................   $3,794       $4,010       $4,180
Interest-sensitive life insurance...........................      779          833          860
Ceded future policy benefits................................      503          643          746
                                                               ------       ------       ------
          Total.............................................   $5,076       $5,486       $5,786
                                                               ======       ======       ======

Ceded future policy benefits shown above reflect coinsurance (indemnity reinsurance) transactions in which KILICO reinsured liabilities of approximately $516 million in 1992 and $416 million in 1991 with Fidelity Life Association ("FLA"), an affiliated mutual insurance company. FLA shares management, operations and employees with FKLA and KILICO pursuant to an administrative and management services agreement. FLA produces whole life policies not produced by FKLA or KILICO as well as other policies similar to certain FKLA policies. At December 31, 1995, KILICO's reinsurance recoverable from FLA related to these coinsurance transactions totaled approximately $502.8 million. KILICO remains primarily liable to its policyholders for this amount. Utilizing FKLA's employees, KILICO is the servicing company for this coinsured business and is reimbursed by FLA for the related servicing expenses. Excluding this coinsurance, KILICO, because it is primarily an annuity company, reinsures only a very limited portion of its business. KILICO has immaterial exposure to mortality losses. (See the note captioned "Reinsurance" in the notes to the Consolidated Financial Statements.)

COMPETITION

KILICO is in a highly competitive business and competes with a large number of other stock and mutual life insurance companies, many of which are larger financially, although none is truly dominant in the industry. KILICO, with its emphasis on annuity products, also competes for savings dollars with securities brokerage and investment advisory firms as well as other institutions that manage assets, produce financial products or market other types of investment products.

KILICO's principal methods of competition continue to be innovative products, often designed for selected distribution channels and economic conditions, as well as appropriate product pricing, careful underwriting, expense control and the quality of services provided to policyholders and agents. Certain of KILICO's financial strength ratings and claims-paying/performance ratings, however, were lower in 1993, 1994 and 1995 than in earlier years, and they were under review in 1994 and 1995 due to uncertainty with respect to Kemper's and KILICO's ownership. These ratings impacted sales efforts in certain markets; however, increases in KILICO's financial strength ratings and claims-paying/performance ratings in January 1996 should favorably impact future sales.

To address its competition, KILICO has adopted certain business strategies. These include systematic reductions of investment risk and strengthening of its capital position; continued focus on existing and new variable annuity products; distribution through diversified channels; and ongoing efforts to continue as a low-cost provider of insurance products and high-quality services to agents and policyholders through the use of technology.

RANKINGS AND RATINGS

According to BEST'S AGENTS GUIDE TO LIFE INSURANCE COMPANIES, 1995, as of December 31, 1994, KILICO ranked 61 of 1,315 life insurers by admitted assets; 440 of 1,137 by insurance in force; and 143 of 1,219 by net premiums written.

Following the January 1996 change in control, certain of KILICO's financial strength ratings and claims-paying ability ratings were upgraded. KILICO's ratings are as follows:

                                                    CURRENT RATING    PRIOR RATING
                                                    --------------   ---------------
A.M. Best Company.................................  A (Excellent)    A- (Excellent)
                                                    Aa3
Moody's Investors Service.........................  (Excellent)      Baa1 (Adequate)
Duff & Phelps Credit Rating Co....................  AA (Very High)   A+ (High)
Standard & Poor's.................................  Aq (Good)        Aq (Good)

EMPLOYEES

At December 31, 1995, KILICO utilized the services of approximately 380 employees of FKLA which are also shared with FLA. On January 1, 1996, approximately 160 employees of Zurich Life Insurance Company of America ("Zurich Life"), an affiliated company, became employees of FKLA in connection with the integration of Zurich Life's operations with those of FKLA's. Beginning on January 5, 1996, KILICO, FKLA, FLA and Zurich Life operate under the trade name the Zurich Kemper Life Insurance Companies.

REGULATION

KILICO is generally subject to regulation and supervision by the insurance departments of Illinois and other jurisdictions in which KILICO is licensed to do business. These departments enforce laws and regulations designed to assure that insurance companies maintain adequate capital and surplus, manage investments according to prescribed character, standards and limitations and comply with a variety of operational standards. The departments also make periodic examinations of individual companies and review annual and other reports on the financial condition of each company operating within their respective jurisdictions. Regulations, which often vary from state to state, cover most aspects of the life insurance business, including market practices, forms of policies and accounting and financial reporting procedures.

Insurance holding company laws enacted in many states grant additional powers to state insurance commissioners to regulate acquisition of and by domestic insurance companies, to require periodic disclosure of relevant information and to regulate certain transactions with related companies. These laws also impose prior approval requirements for certain transactions with affiliates and generally regulate dividend distributions by an insurance subsidiary to its holding company parent.

In addition, variable life insurance and annuities offered by KILICO, and the related separate accounts, are subject to regulation by the Securities and Exchange Commission (the "SEC").

KILICO believes it is in compliance in all material respects with all applicable regulations.

INVESTMENTS

Changing marketplace dynamics have affected the life insurance industry in recent years. To accommodate customers' increased preference for safety over higher yields, KILICO has systematically reduced its investment risk, as investments are an integral part of KILICO's business, and strengthened its capital position.

KILICO's cash flow is carefully monitored and its investment program is regularly and systematically planned to provide funds to meet all obligations and to optimize investment return. Portfolio management is handled by an affiliated company, Zurich Kemper Investments, Inc. ("ZKI"), and its subsidiaries and affiliates, with KILICO's real estate-related investments being handled by a Kemper subsidiary. Investment policy is directed by KILICO's board of directors. KILICO's investment strategies take into account the nature of each annuity and life insurance product, the respective crediting rates and the estimated future policy benefit maturities. See "INVESTMENTS" below.

                                   PROPERTIES

KILICO primarily shares the office space leased by FKLA from Lumbermens Mutual Casualty Company, a former affiliate, ("Lumbermens"), 78,000 sq. ft. in Long Grove, Illinois. FKLA anticipates increasing its Long Grove office space by up to 43,000 sq. ft. in 1996. KILICO also has utilized 12,000 sq. ft. of office space presently leased by ZKI in Chicago, although virtually all of this space is expected to be eliminated by the end of 1996.

                                    EXPERTS
                          [TO BE UPDATED BY AMENDMENT]

The consolidated financial statements of KILICO as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. As discussed in the notes to KILICO's consolidated financial statements, effective January 1, 1994, KILICO changed its method of accounting for investment securities to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Also, as discussed in the notes effective January 1, 1993, KILICO changed its method of accounting for impairment of loans receivable to adopt the provisions of SFAS 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN, and changed its method of accounting for income taxes to adopt the provisions of SFAS 109, ACCOUNTING FOR INCOME TAXES.

                                 LEGAL MATTERS

Legal matters with respect to the organization of KILICO, its authority to issue annuity contracts and the validity of the Contract, have been passed upon by Frank J. Julian, Associate General Counsel and Assistant Secretary for KILICO. Katten Muchin & Zavis, Washington, D.C., has advised KILICO on certain legal matters concerning federal securities laws applicable to the issue and sale of the Certificates.

                            SELECTED FINANCIAL DATA
                          [TO BE UPDATED BY AMENDMENT]

The following table sets forth selected financial information for KILICO for the five years ended December 31, 1995. Such information should be read in conjunction with KILICO's consolidated financial statements and notes thereto included in this Prospectus. All amounts are shown in millions.

                                                   1995           1994       1993       1992       1991
                                                 --------       --------   --------   --------   --------
TOTAL REVENUE..................................  $   68.1(1)    $  330.5   $  337.4   $  353.6   $  404.6
                                                 ========       ========   ========   ========   ========
NET INCOME EXCLUDING REALIZED INVESTMENT
  LOSSES.......................................  $   74.2       $   61.9   $   33.7   $   10.3   $   32.3
                                                 ========       ========   ========   ========   ========
NET INCOME (LOSS)..............................  $ (133.0)(1)   $   26.4   $   14.0   $  (51.9)  $  (29.2)
                                                 ========       ========   ========   ========   ========
FINANCIAL SUMMARY
Total separate account assets..................  $1,761.1       $1,508.0   $1,499.5   $1,140.3   $  831.2
                                                 ========       ========   ========   ========   ========
Total assets...................................  $7,581.7       $7,537.1   $8,113.7   $6,845.9   $6,989.3
                                                 ========       ========   ========   ========   ========
Future policy benefits.........................  $4,573.2       $4,843.7   $5,040.0   $5,040.7   $5,268.2
                                                 ========       ========   ========   ========   ========
Stockholder's equity...........................  $  605.9       $  434.0   $  654.6   $  488.7   $  469.8
                                                 ========       ========   ========   ========   ========

---------------
(1) Total revenue and net income (loss) for 1995 were adversely impacted by real estate-related investment losses. Such losses reflect a change in KILICO's strategy with respect to its real estate-related investments in connection with the January 4, 1996 acquisition of Kemper by the Zurich-led investor group. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                          [TO BE UPDATED BY AMENDMENT]

RESULTS OF OPERATIONS

KILICO recorded a net loss of $133.0 million in 1995, compared with net income of $26.4 million in 1994 and $14.0 million in 1993. The net loss in 1995 was primarily due to an increase in the level of real estate-related realized investment losses. In connection with the Zurich-led investor group's acquisition of Kemper in early January 1996, KILICO's strategy with respect to its real estate-related investments changed dramatically as of year-end 1995. This change, as further discussed below, resulted in significant reductions in real estate-related investments and significant realized capital losses in the second half of 1995.

The improvement in 1994 net income, compared with 1993, was primarily the result of increases in spread income, an increase in fees and other income and a decrease in commissions, taxes, licenses and fees. These improvements in 1994 were partially offset by higher realized investment losses in 1994, compared with 1993.

The following table reflects the major components of realized investment results included in net income (loss). (See "INVESTMENTS" below and the note captioned "Invested Assets and Related Income" in the notes to the Consolidated Financial Statements.)

                      REALIZED INVESTMENT RESULTS, AFTER TAX
                (in millions)

                                    YEAR ENDED DECEMBER 31
                                  ---------------------------
                                   1995       1994      1993
                                  -------    ------    ------
Real estate-related losses......  $(211.6)   $(27.1)   $(51.7)
Fixed maturity write-downs......     (4.7)       --     (12.3)
Other gains (losses), net.......      9.1      (8.4)     44.3
                                  -------    ------    ------
          Total.................  $(207.2)   $(35.5)   $(19.7)
                                  =======    ======    ======

Real estate-related losses increased in 1995, compared with 1994 and 1993, reflecting realized capital losses predominately from real estate-related bulk sale transactions in December 1995 and a higher level of write-downs on real estate-related investments. These sales and write-downs reflect Zurich's and Insurance Partners' strategies, now adopted by KILICO, with respect to the disposition of real estate-related investments. Other realized investment gains and losses for 1995, 1994 and 1993 relate primarily to the sale of fixed maturity investments. The fixed maturity losses generated in 1994 arose primarily from the sale of $330.7 million of fixed maturity investments, consisting of lower yielding investment-grade corporate securities and collateralized mortgage obligations, related to a repositioning of KILICO's fixed maturity investment portfolio in September 1994. The $306.9 million of proceeds from the repositioning, together with $275.0 million of cash and short-term investments, were reinvested into higher yielding U.S. government and agency guaranteed mortgage pass-through securities issued by the Government National Mortgage Association and the Federal National Mortgage Association. (See "INVESTMENTS" below.)

Operating earnings (net income excluding realized investment results) improved to $74.2 million in 1995, compared with $61.9 million and $33.7 million in 1994 and 1993, respectively, primarily due to an increase in fees and other income, reductions in operating expenses and an increase in the net deferral of insurance acquisition costs, offset by an increase in commissions, taxes, licenses and fees. Operating earnings also improved in 1994, compared with 1993, as a result of improvements in spread income.

KILICO improved spread income by increasing investment income in 1993 and 1994 and by also reducing crediting rates on certain existing blocks of fixed annuity and interest-sensitive life insurance products in 1993 and through most of 1994. Such reductions in crediting rates occurred as overall interest rates also declined. Operating earnings then began to improve as crediting rates declined at a faster rate than KILICO's investment income. Beginning in late 1994, however, as a result of rising interest rates and other competitive market factors, KILICO began to increase crediting rates on such interest-sensitive products which actions adversely impacted spread income. The recent declines in interest rates during the last three quarters of 1995, however, have mitigated at present competitive pressures to increase existing renewal crediting rates further.

Investment income was positively impacted in 1995, 1994 and 1993 from the benefits of capital contributions to KILICO and from reductions in the level of nonperforming real estate-related investments, primarily from the sales of certain real estate-related investments to affiliated non-life realty companies. These sales totaled $3.5 million in 1995, $154.0 million in 1994, $343.7 million in 1993 and $144.8 million in 1992 and resulted in no realized gain or loss to KILICO. Investment income in 1995 and 1994 also benefitted from the above-mentioned repositioning of KILICO's investment portfolio and a $5.0 million pre-tax adjustment in 1994 related to the amortization of the discount or premium on mortgage-backed securities. Investment income for 1995, 1994 and 1993 has also been impacted by a shift over the last few years to higher-quality, lower yielding investments and foregone income on nonperforming investments.

           SALES
           (in millions)

                                             YEAR ENDED DECEMBER 31
                                         ------------------------------
                                          1995        1994        1993
                                         ------      ------      ------
Annuities:
  General account......................  $247.4      $214.2      $244.2
  Separate account.....................   151.3       250.8       263.7
                                         ------      ------      ------
            Total annuities............   398.7       465.0       507.9
Interest-sensitive life insurance and
  other................................      .4          .8         2.0
                                         ------      ------      ------
            Total sales................  $399.1      $465.8      $509.9
                                         ======      ======      ======

Sales of annuity products consist of total deposits received. The increase in 1995 general account (fixed annuity) sales reflected KILICO's strategy to increase sales of fixed annuities. KILICO's longer-term strategy is to direct its sales efforts toward separate account (variable annuity) products, which increase administrative fees earned and pose minimal investment risk for KILICO as policyholders invest in one or more of several underlying investment funds. Despite this strategy, separate account sales declined in 1995 and 1994, compared with 1993, due to competitive conditions in certain distribution channels, in part reflecting KILICO's financial strength and performance ratings and uncertainty concerning KILICO's ownership. KILICO believes that the increase in its financial strength and performance ratings in January 1996 together with KILICO's association with Zurich, will assist in KILICO's future sales efforts.

Included in fees and other income are fees received from KILICO's separate account products of $21.9 million in 1995, compared with $20.8 million and $18.1 million in 1994 and 1993, respectively. Administrative fee revenue increased in each of the last three years due to growth in average separate account assets. Also included in other income in 1995 is a ceding commission experience adjustment which resulted in income of $4.4 million related to certain reinsurance transactions entered into by KILICO during 1992. (See the note captioned "Reinsurance" in the notes to the Consolidated Financial Statements.) Other income also included surrender charge revenue of $7.7 million in 1995, compared with $7.4 million and $6.3 million in 1994 and 1993, respectively, as total general account and separate account policyholder surrenders and withdrawals increased in each of the last three years.

           POLICYHOLDER SURRENDERS AND WITHDRAWALS
           (in millions)

                                         1995           1994           1993
                                        ------         ------         ------
General account.....................    $755.9         $652.5         $516.3
Separate account....................     205.6          150.3          104.4
                                        ------         ------         ------
     Total..........................    $961.5         $802.8         $620.7
                                        ======         ======         ======

Policyholder withdrawals increased during each of the last three years due to planned reductions in fixed annuity crediting rates, a rising interest rate environment during the last half of 1994 and early 1995, uncertainty regarding KILICO's ownership until 1996 and KILICO's financial strength ratings and claims-paying/performance ratings which were lower in 1993, 1994, and 1995 than in earlier years and in 1996. KILICO's crediting rate increases in late 1994 and in early 1995 were designed to reduce the level of future withdrawals. As a result of increases in renewal crediting rates and declining interest rates in the last three quarters of 1995, together with the benefits of the planned association with Zurich, policyholder surrenders and withdrawals for the last half of 1995 declined substantially from the level of surrenders and withdrawals in the first half of 1995. KILICO expects that the level of surrender and withdrawal activity experienced should remain relatively stable for 1996 as a result of projected stable interest rates, the majority ownership of KILICO by Zurich and the upgrades in KILICO's ratings in January 1996.

Commissions, taxes, licenses and fees were higher in 1995, compared with 1994, primarily reflecting an increased level of guaranty fund assessments. Expenses for such assessments totaled $5.8 million, $0.0, and $5.8 million in 1995, 1994 and 1993, respectively. (See "Guaranty association assessments" above.) Commissions, taxes, licenses and fees were lower in 1994, compared with 1993, primarily reflecting lower annuity sales and reduced guaranty fund assessments.

The higher level of deferral of policy acquisition costs in 1995, compared with 1994, reflected an increase in the amount of imputed interest capitalized due to improvements in projected future revenue streams primarily as a result of the decline in the level of nonperforming real estate-related investments. The amortization of policy acquisition costs was favorably impacted during 1995 due to real estate-related capital losses and in 1994 due to the repositioning of KILICO's investment portfolio. These repositionings in 1995 and 1994 favorably impacted the amortization of policy acquisition costs because they resulted in current realized investment losses as well as an increase in projected future net investment income, which together are expected to increase KILICO's projected future estimated gross profits in later years. Excluding the effects of the repositionings, the amortization of policy acquisition costs increased in both 1995 and 1994, compared with 1993, primarily as a result of improved net operating earnings during 1995 and 1994.

Operating expenses in 1995, compared with 1994 and 1993, declined as a result of expense control efforts and the integration of the two life insurance subsidiaries' operations and management beginning in 1992. Operating expenses in 1995 declined by approximately 18 percent, compared with the 1994 level.

Since year-end 1990, KILICO has taken many steps to improve its earnings, financial strength and competitive marketing position. These steps included adjustments in crediting rates, reductions of operating expenses, reductions of below investment-grade securities, a strategy not to embark on new real estate projects, additional provisions for real estate-related losses, sales of $646.0 million of certain real estate-related investments to affiliated non-life realty companies through December 31, 1995, third-party sales and refinancings of certain mortgage and other real estate loans, approximately $932 million in annuity reinsurance transactions with an affiliated mutual life insurance company, and capital contributions of $342.5 million through December 31, 1995.

INVESTMENTS

KILICO's principal investment strategy is to maintain a balanced, well-diversified portfolio supporting the insurance contracts written. KILICO makes shifts in its investment portfolio depending on, among other factors, the interest rate environment, liability durations and changes in market and business conditions. In addition, as previously discussed, KILICO's strategy with respect to its real estate-related investments changed dramatically by year-end 1995.

INVESTED ASSETS AND CASH
(in millions)

                                                                         DECEMBER 31
                                                              ----------------------------------
                                                                   1995               1994
                                                              ---------------    ---------------
Cash and short-term investments.............................  $  398      8.3%   $  227      4.6%
Fixed maturities:
  Investment-grade:
     NAIC(1) Class 1........................................   3,096     64.9     2,569     52.2
     NAIC(1) Class 2........................................     570     12.0       760     15.5
  Below investment grade:
     Performing(2)..........................................      79      1.7       135      2.8
     Nonperforming..........................................       7       .1        --       --
Equity securities...........................................       4       .1        15       .3
Joint venture mortgage loans(3).............................     120      2.5       351      7.1
Third-party mortgage loans(3)...............................     144      3.0       319      6.5
Other real estate-related investments.......................      36       .8       237      4.8
Policy loans................................................     289      6.1       278      5.7
Other.......................................................      26       .5        26       .5
                                                              ------    -----    ------    -----
          Total(4)..........................................  $4,769    100.0%   $4,917    100.0%
                                                              ======    =====    ======    =====

---------------

(1) National Association of Insurance Commissioners ("NAIC").
     -- Class 1 = A- and above
     -- Class 2 = BBB- through BBB+

(2) Excludes $49.9 million, or 1.0 percent, at December 31, 1994 of bonds carried in other real estate-related investments. All such bonds were sold during 1995.
(3) A joint venture mortgage loan is recharacterized in the current period as a third-party mortgage loan when KILICO and its affiliates have disposed of their related equity interest in that venture.
(4) See the note captioned "Financial Instruments--Off-Balance-Sheet Risk" in the notes to the consolidated financial statements.

FIXED MATURITIES

KILICO is carrying its fixed maturity investment portfolio, which it considers available for sale, at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of stockholder's equity, net of any applicable income tax expense. The aggregate unrealized appreciation, net of tax, on fixed maturities at December 31, 1995 was $70.4 million, compared with unrealized depreciation of $243.6 million, at December 31, 1994. KILICO does not record a net deferred tax benefit for the aggregate unrealized depreciation on investments. Fair values are sensitive to movements in interest rates and other economic developments and can be expected to fluctuate, at times significantly, from period to period.

At December 31, 1995, investment-grade fixed maturities and cash and short-term investments accounted for 85.2 percent of KILICO's invested assets and cash, compared with 72.3 percent at December 31, 1994. Approximately 66 percent of KILICO's NAIC Class 1 bonds were rated AAA or equivalent at year-end 1995, compared with 70 percent at December 31, 1994.

Approximately 45.7 percent of KILICO's investment-grade fixed maturities at December 31, 1995 were mortgage-backed securities, down from 49.2 percent at December 31, 1994. These investments consist primarily of marketable mortgage pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. KILICO has not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. KILICO's mortgage-backed investments are generally of AAA credit quality, and the markets for these investments have been and are expected to remain liquid. KILICO plans to continue to reduce its holding of such investments over time.

Future investment income from mortgage-backed securities may be affected by the timing of principal payments and the yields on reinvestment alternatives available at the time of such payments. Due to the fact that KILICO's investments in mortgage-backed securities were predominately made since 1992, the current interest rate environment is not expected to cause any material extension of the average maturities of these investments. With the exception of many of KILICO's September 1994 purchases of such investments, most of these investments were purchased by KILICO at discounts. Prepayment activity on securities purchased at a discount is not expected to result in any material losses to KILICO because prepayments would generally accelerate the reporting of the discounts as investment income. Prepayment activity resulting from a decline in interest rates on such securities purchased at a premium would accelerate the amortization of the premiums which would result in reductions of investment income related to such securities. At December 31, 1995, KILICO had unamortized discounts and premiums of $17.0 million and $11.0 million, respectively, related to mortgage-backed securities. Given the credit quality, liquidity and anticipated payment characteristics of KILICO's investments in mortgage-backed securities, KILICO believes that the associated risk can be managed without material adverse consequences on its consolidated financial statements.

Below investment-grade securities holdings (NAIC classes 3 through 6), representing securities of 11 issuers at December 31, 1995, totaled 1.8 percent of cash and invested assets at December 31, 1995, compared with 2.8 percent at December 31, 1994. See the note captioned "Invested Assets and Related Income" in the notes to the consolidated financial statements. Below investment-grade securities are generally unsecured and often subordinated to other creditors of the issuers. These issuers may have relatively higher levels of indebtedness and be more sensitive to adverse economic conditions than investment-grade issuers. KILICO has significantly reduced its exposure to below investment-grade securities since 1990. This strategy takes into account the more conservative nature of today's consumer and the resulting demand for higher-quality investments in the life insurance and annuity marketplace.

REAL ESTATE-RELATED INVESTMENTS

The $300 million real estate portfolio held by KILICO, consisting of joint venture and third-party mortgage loans and other real estate-related investments, constituted 6.3 percent of cash and invested assets at December 31, 1995, compared with $907 million, or 18.4 percent, at December 31, 1994. The decrease in real estate-related investments was primarily due to bulk sale transactions in December 1995, write-downs reflecting Kemper's and therefore KILICO's new owners' future plans for real estate-related investments and other sales during 1995.

           SUMMARY OF GROSS AND NET REAL ESTATE INVESTMENTS
           (in millions)

                                                            DECEMBER 31
                                                           --------------
                                                           1995     1994
                                                           ----    ------
Investments before reserves, write-downs and net joint
  venture operating losses:
  Joint venture mortgage loans.........................    $120    $  358
  Third-party mortgage loans...........................     159       353
  Other real estate-related investments................     124       350
                                                           ----    ------
       Subtotal........................................     403     1,061
  Reserves.............................................     (15)      (43)
  Write-downs..........................................     (18)      (97)
  Cumulative net operating losses of joint
     ventures owned....................................     (70)      (14)
                                                           ----    ------
Net real estate investments............................    $300    $  907
                                                           ====    ======

As reflected in the "Real estate portfolio" table on the following page, KILICO has continued to fund both existing projects and legal commitments. The future legal commitments were $248.2 million at December 31, 1995. This amount represented a net decrease of $127.9 million since December 31, 1994, primarily due to sales and fundings in 1995. As of December 31, 1995, KILICO expects to fund approximately $56.4 million of these legal commitments, along with providing capital to existing projects. The disparity between total legal commitments and the amount expected to be funded relates principally to standby financing arrangements that provide credit enhancements to certain tax-exempt bonds, which KILICO does not presently expect to fund. The total legal commitments, along with estimated working capital requirements, are considered in KILICO's evaluation of reserves and write-downs. (See the note captioned "Financial Instruments--Off-Balance-Sheet Risk" in the notes to the Consolidated Financial Statements.)

Generally, at the inception of a real estate loan, KILICO anticipated that it would roll over the loan and reset the interest rate at least one time in the future, although KILICO is not legally committed to do so. As a result of the continued weakness in real estate markets and fairly restrictive lending practices by other lenders in this environment, KILICO expects that all or most loans maturing in 1996 will be rolled over, restructured or foreclosed if not earlier disposed of.

Excluding the $0.5 million of real estate owned and $17.1 million of net equity investments in joint ventures, KILICO's real estate loans totaled $282.0 million at December 31, 1995, after reserves and write-downs. Of this amount, $278.5 million are on accrual status with a weighted average interest rate of approximately 8.2 percent. Of these accrual loans, 33.0 percent have terms requiring current periodic payments of their full contractual interest, 46.0 percent require only partial payments or payments to the extent of cash flow of the borrowers, and 21.0 percent defer all interest to maturity.

The equity investments in real estate at December 31, 1995 consisted of KILICO's other equity investments in joint ventures. These equity investments include KILICO's share of periodic operating results. KILICO, as an equity owner or affiliate thereof, has the ability to fund, and historically has elected to fund, operating requirements of certain joint ventures.

REAL ESTATE PORTFOLIO
(in millions)

                                 MORTGAGE LOANS         OTHER REAL ESTATE-RELATED INVESTMENTS
                                ----------------   -----------------------------------------------
                                 JOINT    THIRD-               OTHER     REAL ESTATE     EQUITY
                                VENTURE   PARTY    BONDS(2)   LOANS(3)      OWNED      INVESTMENTS    TOTAL
                                -------   ------   --------   --------   -----------   -----------   -------
Balance at December 31,
  1994........................  $ 351.4   $318.7    $ 49.9     $ 84.6      $ 57.3        $ 45.4      $ 907.3(1)
Additions (deductions):
Fundings......................     36.2      3.7        --        1.6         3.8          21.2         66.5
Interest added to principal...     23.1      9.1        --         .4          --            --         32.6
Sales/paydowns/
  distributions...............   (147.5)   (97.9)    (25.1)     (27.3)      (76.1)         (2.2)      (376.1)
Sales to KFC Portfolio
  Corp........................     (1.7)    (1.0)       --        (.8)         --            --         (3.5)
Operating loss................       --       --        --         --          --           (.4)         (.4)
Transfers to real estate
  owned.......................     (3.6)   (15.9)     (2.8)        --        22.3            --           --
Realized investments
  losses......................   (127.3)   (61.2)    (13.2)     (47.5)       (2.8)        (73.6)      (325.6)
Other transfers, net..........     24.8    (25.4)    (11.2)      13.1          --          (1.3)          --
Other transactions, net.......    (35.0)    14.4       2.4       (7.0)       (4.0)         28.0         (1.2)
                                -------   ------    ------     ------      ------        ------      -------
Balance at December 31,
  1995........................  $ 120.4   $144.5    $   --     $ 17.1      $   .5        $ 17.1      $ 299.6(4)
                                =======   ======    ======     ======      ======        ======      =======

---------------
(1) Net of $139.6 million reserve and write-downs. Excludes $29.8 million of real estate-related accrued interest.

(2) KILICO's real estate-related bonds, all of which were rated below investment-grade, were generally unsecured and were issued to KILICO by real estate finance or development companies generally to provide financing for Kemper's or KILICO's joint ventures for various purposes. All such bonds were disposed of during 1995.

(3) The other real estate loans were notes receivable evidencing financing, primarily to joint ventures, for purposes similar to those funded by real estate-related bonds.

(4) Net of $33.2 million reserve and write-downs. Excludes $5.6 million of real estate-related accrued interest.

REAL ESTATE CONCENTRATIONS

KILICO's real estate portfolio is distributed by geographic location and property type. However, KILICO has concentration exposures in certain states and in certain types of properties. In addition to these exposures, KILICO also has exposures to certain real estate developers and partnerships. (See the notes captioned "Unconsolidated Investors" and "Concentration of Credit Risk" in the notes to the Consolidated Financial Statements.)

PROVISIONS FOR REAL ESTATE-RELATED LOSSES

KILICO evaluates its real estate-related investments (including accrued interest) by estimating the probabilities of loss. (See the discussion of SFAS 114, "Accounting by Creditors for Impairment of a Loan" in the note captioned "Summary of Significant Accounting Policies" in the notes to the Consolidated Financial Statements.) Because KILICO's real estate review process includes estimates, there can be no assurance that current estimates will prove accurate over time due to changing economic conditions and other factors.

KILICO's real estate reserve was allocated as follows:

               REAL ESTATE RESERVE
               (in millions)

                               JOINT VENTURE   THIRD-PARTY     OTHER REAL
                                 MORTGAGE       MORTGAGE     ESTATE-RELATED
                                   LOANS          LOANS       INVESTMENTS     TOTAL
                               -------------   -----------   --------------   ------
Balance at 12/31/93..........     $ 35.1          $  --          $ 26.0       $ 61.1
1994 change in reserve.......      (28.0)          10.4             (.5)       (18.1)
                                  ------          -----          ------       ------
Balance at 12/31/94..........        7.1           10.4            25.5         43.0
1995 change in reserve.......       (7.0)          (3.9)          (16.7)       (27.6)
                                  ------          -----          ------       ------
Balance at 12/31/95..........     $   .1          $ 6.5          $  8.8       $ 15.4
                                  ======          =====          ======       ======

The substantial reductions in reserves and write-downs by year-end 1995 reflect the sales of real estate-related investments primarily in the fourth quarter of 1995.

REAL ESTATE OUTLOOK

KILICO's $300 million investment in real estate-related investments is expected to decline further through future sales. KILICO's net income could be materially reduced in future periods if real estate market conditions worsen in areas where KILICO's portfolio is located or if Kemper's and KILICO's plans with respect to certain projects change.

The following table is a summary of KILICO's troubled real estate-related investments:

           TROUBLED REAL ESTATE-RELATED INVESTMENTS
           (BEFORE RESERVES AND WRITE-DOWNS, EXCEPT FOR REAL ESTATE OWNED) (in millions)

                                                          DECEMBER 31
                                                      -------------------
                                                      1995          1994
                                                      -----        ------
Potential problem loans(1)..........................  $17.9        $ 57.9
Past due loans(2)...................................     --            --
Nonaccrual loans(3).................................    3.5         274.6
Restructured loans (currently performing)(4)........     .2          50.5
Real estate owned...................................     .5          57.3
                                                      -----        ------
          Total.....................................  $22.1        $440.3
                                                      =====        ======

---------------
(1) These are real estate-related investments where KILICO, based on known information, has serious doubts about the borrowers' abilities to comply with present repayment terms and which KILICO anticipates may go into nonaccrual, past due or restructured status.

(2) Interest more than 90 days past due but not on nonaccrual status.

(3) KILICO does not accrue interest on real estate-related investments when it judges that the likelihood of collection of interest is doubtful.

(4) KILICO defines a "restructuring" of debt as an event whereby KILICO, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor it would not otherwise consider. Such concessions either stem from an agreement between KILICO and the debtor or are imposed by law or a court. By this definition, restructured loans do not include any loan that, upon the expiration of its term, both repays its principal and pays interest then due from the proceeds of a new loan that KILICO, at its option, may extend (roll over).

KILICO continues to devote significant attention to its real estate portfolio, enhancing monitoring of the portfolio and formulating specific action plans addressing nonperforming and potential problem loans. KILICO is continuing to analyze various potential transactions designed to further reduce both its joint venture operating losses and the amount of its real estate-related investments. Specific types of transactions under consideration (and previously utilized) include loan sales, property sales, mortgage refinancings and real estate investment trusts. However, there can be no assurance that such efforts will result in continued improvements in the performance of KILICO's real estate portfolio.

NET INVESTMENT INCOME

KILICO's pre-tax net investment income totaled $348.4 million in 1995, compared with $353.1 million in 1994 and $339.3 million in 1993. Included in pre-tax net investment income is KILICO's share of the operating losses from equity investments in real estate consisting of other income less depreciation, interest and other expenses. Such operating results exclude interest expense on loans by KILICO which are on nonaccrual status.

KILICO's total foregone investment income before tax on both nonperforming fixed maturity investments and nonaccrual real estate-related investments was as follows:

           FOREGONE INVESTMENT INCOME
           (dollars in millions)

                                                   YEAR ENDED DECEMBER 31
                                                -----------------------------
                                                1995        1994        1993
                                                -----       -----       -----
Fixed maturities............................    $  .4       $  --       $ 8.6
Real estate-related investments.............     20.5        28.4        32.2
                                                -----       -----       -----
       Total................................    $20.9       $28.4       $40.8
                                                =====       =====       =====
Basis points................................       43          55          78
                                                =====       =====       =====

Foregone investment income from the nonaccrual of real estate-related investments is net of KILICO's share of interest expense on these loans excluded from KILICO's share of joint venture operating results. Based on the level of nonaccrual real estate-related investments at December 31, 1995, KILICO estimates foregone investment income in 1996 will decrease compared with the 1995 level. Any increase in nonperforming securities, and either worsening or stagnant real estate conditions, would increase the expected adverse effect on KILICO's future investment income and realized investment results.

Future net investment income, results of operations and cash flow will reflect KILICO's current levels of investments in investment-grade securities, real estate fundings treated as equity investments, nonaccrual real estate loans and joint venture operating losses. KILICO expects, however, that any adverse effects should be offset to some extent by certain advantages that it expects to realize over time from its other investment strategies, its product mix and its continuing cost-control measures. Other mitigating factors include marketing advantages that could result from KILICO having lower levels of investment risk, higher financial strength and claims-paying ability ratings and earnings improvements from KILICO's ability to adjust crediting rates on annuities and interest-sensitive life products over time.

REALIZED INVESTMENT RESULTS

Reflected in net income are after-tax realized investment losses of $207.2 million, $35.5 million and $19.7 million for 1995, 1994 and 1993, respectively. (See the note captioned "Invested Assets and Related Income" in the notes to the Consolidated Financial Statements.)

Unrealized gains and losses on fixed maturity investments are not reflected in KILICO's net income. These changes in unrealized value are included within a separate component of stockholder's equity, net of any applicable income taxes. If and to the extent a fixed maturity investment suffers an other-than-temporary decline in value, however, such security is written down to net realizable value, and the write-down adversely impacts net income.

KILICO regularly monitors its investment portfolio and as part of this process reviews its assets for possible impairments of carrying value. Because the review process includes estimates, there can be no assurance that current estimates will prove accurate over time due to changing economic conditions and other factors.

A valuation allowance was established upon adoption of SFAS 109 "Accounting for Income Taxes" at January 1, 1993 (and is evaluated as of each reported period end) to reduce the deferred tax asset for investment losses to the amount that, based upon available evidence, is in management's judgment more likely than not to be realized. (See the note captioned "Income Taxes" in the notes to the Consolidated Financial Statements.)

INTEREST RATES

In 1994, rapidly rising short-term interest rates resulted in a much flatter yield curve as the Federal Reserve Board raised rates five times during the year and once during first-quarter 1995. Interest rates subsequently declined through the remainder of 1995.

When maturing or sold investments are reinvested at lower yields in a low interest rate environment, KILICO can adjust its crediting rates on fixed annuities and other interest-bearing liabilities. However, competitive conditions and contractual commitments do not always permit the reduction in crediting rates to fully or immediately reflect reductions in investment yield, which can result in narrower spreads.

The rising interest rate environment in 1994 contributed to an increase in net investment income as well as to both realized and unrealized fixed maturity investment losses in 1994. Also, lower renewal crediting rates on annuities, compared with competitors' higher new money crediting rates influenced certain annuity holders to seek alternative products. KILICO mitigates this risk somewhat by charging surrender fees which decrease over time when annuity holders withdraw funds prior to maturity on certain annuity products. Approximately one-half of KILICO's fixed annuity liabilities as of December 31, 1995, however, were no longer subject to significant surrender fees.

As interest rates rose during 1994 and early 1995, KILICO's capital resources were adversely impacted by unrealized loss positions from its fixed maturity investments. As interest rates declined during the remainder of 1995, KILICO's capital resources were positively impacted by the elimination of the 1994 year-end unrealized loss position on its fixed maturity investments.

LIQUIDITY AND CAPITAL RESOURCES

KILICO carefully monitors cash and short-term investments to maintain adequate balances for timely payment of policyholder benefits, expenses, taxes and policyholder's account balances. In addition, regulatory authorities establish minimum liquidity and capital standards. The major ongoing sources of KILICO's liquidity are deposits for fixed annuities, investment income, other operating revenue and cash provided from maturing or sold investments. (See the Policyholder surrenders and withdrawals table and related discussion and "INVESTMENTS" above.)

RATINGS

Ratings are an important factor in establishing the competitive position of life insurance companies. Rating organizations continue to review the financial performance and condition of life insurers and their investment portfolios, including those of KILICO. Any reductions in KILICO's claims-paying ability or financial strength ratings could result in its products being less attractive to consumers. Any reductions in KILICO's parent's ratings could also adversely impact KILICO's financial flexibility.

Ratings reductions for Kemper or its subsidiaries and other financial events can also trigger obligations to fund certain real estate-related commitments to take out other lenders. In such events, those lenders can be expected to renegotiate their loan terms, although they are not contractually obligated to do so.

Each rating is subject to revision or withdrawal at any time by the assigning organization and should be evaluated independently of any other rating. (See "Ranking and ratings" above.)

STOCKHOLDER'S EQUITY

Stockholder's equity totaled $605.9 million at December 31, 1995, compared with $434.0 million and $654.6 million at December 31, 1994 and 1993, respectively. The 1995 increase in stockholder's equity was primarily due to a $304.9 million benefit related to the change in the unrealized gain position of KILICO's fixed maturity investment portfolio due to declining interest rates, offset by a net loss of $133.0 million. The 1994 decrease in stockholder's equity was primarily due to a $329.5 million unrealized loss related to the change in the unrealized loss position of KILICO's fixed maturity investment portfolio due to rising interest rates, offset by a capital contribution of $82.5 million and net income of $26.4 million.

                        DIRECTORS AND OFFICERS OF KILICO

           NAME AND AGE
       POSITION WITH KILICO
         YEAR OF ELECTION              OTHER BUSINESS EXPERIENCE DURING PAST 5 YEARS OR MORE
       --------------------            -----------------------------------------------------
John B. Scott (51)                  Chief Executive Officer and President of Federal Kemper Life
Chief Executive Officer since       Assurance Company and Fidelity Life Association since 1988.
February 1992. President since      Chief Executive Officer and President of Zurich Life
November 1993. Director since       Insurance Company of America since January 1996. Chairman of
1992.                               the Board of Federal Kemper Life Assurance Company from
                                    April 1988 to January 1996. Chairman of the Board of KILICO
                                    from February 1992 to January 1996. Executive Vice President and director of Kemper Corporation from January 1994 and
                                    March 1996, respectively. Executive Vice President of Kemper
                                    Financial Companies, Inc. from January 1994 to January 1996 and Director from 1992 to January 1996.

Jerome J. Cwiok (48)                Executive Vice President of Federal Kemper Life Assurance
Executive Vice President since      Company and Fidelity Life Association since 1995. Executive
1995.                               Vice President of Zurich Life Insurance Company of America
                                    since March 1996. Senior Vice President of KILICO, Federal
                                    Kemper Life Assurance Company and Fidelity Life Association
                                    from 1993 to 1995. Vice President of Federal Kemper Life
                                    Assurance Company and Fidelity Life Association since 1993.
                                    Executive Vice President of Academy Insurance Group from
                                    1986 to 1993.

Eliane C. Frye (47)                 Executive Vice President of Federal Kemper Life Assurance
Executive Vice President since      Company and Fidelity Life Association since 1995. Executive
1995.                               Vice President of Zurich Life Insurance Company of America
                                    since March 1996. Senior Vice President of KILICO from 1992 to 1995. Senior Vice President of Federal Kemper Life
                                    Assurance Company and Fidelity Life Association from 1993 to
                                    1995. Vice President of Federal Kemper Life Assurance
                                    Company and Fidelity Life Association from 1988 to 1993.

Frederick L. Blackmon (43)          Senior Vice President and Chief Financial Officer of Federal
Senior Vice President and Chief     Kemper Life Assurance Company and Fidelity Life Association
Financial Officer since November    since November 1995. Treasurer and Chief Financial Officer
1995.                               of Kemper Corporation since January 1996. Senior Vice
                                    President and Chief Financial Officer of Zurich Life
                                    Insurance Company of America since March 1996. Chief
                                    Financial Officer of Alexander Hamilton Life Insurance
                                    Company from April 1989 to November 1995.

James E. Hohmann (40)               Senior Vice President and Chief Actuary of Federal Kemper
Senior Vice President and Chief     Life Assurance Company and Fidelity Life Association since
Actuary since December 1995.        December 1995. Senior Vice President and Chief Actuary of
                                    Zurich Life Insurance Company of America since March 1996.
                                    Managing Principal (Partner) of Tillinghast--Towers Perrin
                                    from January 1991 to December 1995. Consultant/Principal
                                    (Partner) of Tillinghast--Towers Perrin from November 1986 to January 1991.

Debra P. Rezabek (40)                 Senior Vice President of Federal Kemper Life Assurance Company and Fidelity Life
Senior Vice President since 1996.     Association since 1996. General Counsel of Federal Kemper Life Assurance Company
General Counsel since 1992.           and Fidelity Life Association since 1992. Corporate Secretary of Federal Kemper
Corporate Secretary since January     Life Assurance Company and Fidelity Life Association since January 1996. Senior
1996.                                 Vice President and General Counsel of Zurich Life Insurance Company of America
                                      since March 1996. Assistant General Counsel of Federal Kemper Life Assurance
                                      Company and Fidelity Life Association from 1988 to 1992. Assistant Secretary of
                                      KILICO, Federal Kemper Life Assurance Company and Fidelity Life Association from
                                      1992 to 1996. Assistant Secretary of Kemper Corporation since January 1996.
Loren J. Alter (57)                   Director of Federal Kemper Life Assurance Company, Fidelity Life Association and
Director since January 1996.          Zurich Kemper Investments, Inc. since January 1996. Director of Zurich Life
                                      Insurance Company of America since May 1979. Executive Vice President of Zurich
                                      Insurance Company since 1979. President, Chief Executive Officer and Director of
                                      Kemper Corporation since January 1996.
William H. Bolinder (52)              Chairman of the Board and Director of Federal Kemper Life Assurance Company and
Chairman of the Board and Director    Fidelity Life Association since January 1996. Chairman of the Board and Director
since January 1996.                   of Zurich Life Insurance Company of America since March 1995. Chairman of the
                                      Board of Kemper Corporation since January 1996. Vice Chairman and Director of
                                      Zurich Kemper Investments, Inc. since January 1996. Chairman of the Board of
                                      American Guarantee and Liability Insurance Company, Zurich American Insurance
                                      Company of Illinois, American Zurich Insurance Company and Steadfast Insurance
                                      Company since 1986. Chief Executive Officer of American Guarantee and Liability
                                      Company, Zurich American Insurance Company of Illinois, American Zurich Insurance
                                      Company and Steadfast Insurance Company from 1986 to June 1995. President of
                                      Zurich Holding Company of America since 1986. U.S. Manager of Zurich Insurance
                                      Company, U.S. Branch since 1986. Underwriter for Zurich American Lloyds since
                                      1986.
Daniel L. Doctoroff (37)              Director of Kemper Corporation, Federal Kemper Life Assurance Company and Fidelity
Director since January 1996.          Life Association since January 1996. Managing Partner of Insurance Partners
                                      Advisors, L.P. since February 1994. Vice President of Keystone, Inc. since October
                                      1992. Managing Director of Rosecliff Inc./Oak Hill Partners, Inc. since August
                                      1987. Director of Bell & Howell Company since 1989; National Re Corporation since
                                      1990; Specialty Foods Corporation since 1993; and Transport Holdings Inc. since
                                      1995.
Steven M. Gluckstern (45)             Director of Kemper Corporation, Federal Kemper Life Assurance Company and Fidelity
Director since January 1996.          Life Association since January 1996. Chairman of the Board and Director of Zurich
                                      Kemper Investments, Inc. since January 1996. Chairman of the Board and Chief
                                      Executive Officer of Zurich Reinsurance Centre, Inc. since May 1993. President of
                                      Centre Re, Bermuda from December 1986 to May 1993.

       NAME AND AGE
   POSITION WITH KILICO
     YEAR OF ELECTION                             OTHER BUSINESS EXPERIENCE DURING PAST 5 YEARS OR MORE
   ---------------------                          ------------------------------------------------------
Michael P. Stramaglia (36)            Director of Federal Kemper Life Assurance Company and Fidelity Life Association
Director since January 1996.          since January 1996. Chief Executive Officer and President of Zurich Life Insurance
                                      Company of Canada since June 1994. Executive Vice- President and Chief Operating
                                      Officer of Zurich Life Insurance Company of Canada from June 1993 to June 1994.
                                      Senior Vice-President of the Corporate Division of Zurich Life Insurance Company
                                      of Canada from November 1990 to January 1993. Director of Zurich Life Insurance
                                      Company of Canada, Zurich Life of Canada Holdings Limited, Zurich Indemnity
                                      Company of Canada, Zurich Canadian Holdings Limited, and Zurmex Canada Holdings
                                      Limited.
Paul H. Warren (40)                   Director of Kemper Corporation, Federal Kemper Life Assurance Company and Fidelity
Director since January 1996.          Life Association since January 1996. Partner of Insurance Partners Advisors, L.P.
                                      since March 1994. Managing Director of International Insurance Advisors since
                                      March 1992. Vice President of J.P. Morgan from June 1986 to March 1992. Director of Unionamerica Holdings plc since 1993; Unionamerica Insurance Company since
                                      1993; Tarquin plc since 1994; and Chairman Underwriting Agencies Ltd. since 1994.

                             EXECUTIVE COMPENSATION
                          [TO BE UPDATED BY AMENDMENT]

                                    TABLE I
                           SUMMARY COMPENSATION TABLE

                                                                                              LONG TERM
                                                                                             COMPENSATION
                                                       ANNUAL COMPENSATION                      AWARDS
                                             --------------------------------------------------------------
               (A)                   (B)        (C)           (D)           (E)            (F)          (G)
                                                                           OTHER        RESTRICTED
                                                                           ANNUAL         STOCK       OPTIONS/        ALL OTHER
             NAME AND                                                   COMPENSATION     AWARD(S)      SARS          COMPENSATION
        PRINCIPAL POSITION           YEAR    SALARY ($)    BONUS ($)       ($)(2)         ($)(3)      (#)(4)         ($)(5)(6)(7)
---------------------------------------------------------------------------------------------------------------------------------
John B. Scott.....................   1995      $172,800     $129,600        $ 20,035     $     --     $15,360          $260,106
Chief Executive Officer(1)           1994       163,200      160,800         396,801      125,280      16,080           256,915
                                     1993       153,600      129,600          11,492       80,730       6,720            21,204

Jerome J. Cwiok...................   1995        95,000       67,500          23,381           --       9,000            28,357
Executive Vice President(1)          1994        84,896       59,000         113,926       40,600       2,000             9,922

Eliane C. Frye....................   1995        91,200       67,200           9,261           --      10,560            41,546
Executive Vice President(1)          1994        73,800       58,560          57,525       38,976       1,920            57,913

---------------
(1) Also served in same positions for FKLA and FLA. An allocation of the time devoted to duties as executive officer of KILICO has been made. All compensation items reported in the Summary Compensation Table reflect this allocation.

(2) The amounts disclosed in this column include:

    (a) Amounts paid as non-preferential dividend equivalents on shares of restricted stock and phantom stock units.

    (b) The cash value of shares of Kemper common stock when awarded under the Kemper Anniversary Award Plan. Employees were awarded shares on an increasing scale beginning with their 10th year of employment and every 5 years thereafter, with a pro rata award at retirement.

    (c) The taxable benefit from personal use of an employer-provided automobile and certain estate planning services facilitated for executives.

    (d) Relocation expense reimbursements of $109,760 in 1994 and $15,474 in 1995 for Mr. Cwiok.

    (e) Compensation income reported in 1994 of $384,822 for Mr. Scott and $55,974 for Ms. Frye, based on the market value on the vesting date of restricted stock awarded under Kemper's long-term incentive plans.

(3) Due to the June 1994 vesting of all outstanding shares of restricted stock granted in 1992 or earlier and the cancellation of shares awarded in 1993 and 1994, no shares of restricted stock were held by any of the named executive officers at December 31, 1995.

(4) Options were granted under Kemper stock option plans maintained for selected officers and employees of Kemper and its subsidiaries.

(5) The amounts in this column include:

    (a) The amounts of employer contributions allocated to the accounts of the named persons under profit sharing plans or under supplemental plans maintained to provide benefits in excess of applicable ERISA limitations.

    (b) Distributions from the Kemper and FKLA supplemental plans.

    (c) Amounts representing a portion of the executives' income tax payments arising from the June 1994 vesting of shares of restricted stock due to the approval of a merger agreement among Kemper, Conseco, Inc. ("Conseco") and a wholly owned subsidiary of Conseco (the "Conseco Merger Agreement.") The Committee on Compensation and Organization of the Kemper board of directors (the "Committee") authorized such payments to 16 senior executives who were either precluded under pertinent securities law limitations or discouraged as a matter of appearance from subsequently selling their vested shares of restricted stock prior to the closing of the then-planned Conseco merger transaction. The executives' tax liabilities were based on the $61.375 fair market value of the restricted stock on the vesting date. Kemper's payments to the executives were derived from a formula based on certain relative stock values but approximated one-third of the executives' total income tax liabilities from the imputed income on vesting. Mr. Scott and Ms. Frye received $96,318 and $17,103, respectively, reported for 1994, under this tax liability payment arrangement.

    (d) Income related to the distribution of shares of the preferred stock of EVEREN to holders of Kemper employee stock options and/or phantom stock units as a result of the spin-off of EVEREN by Kemper.

(6) Pursuant to the Conseco Merger Agreement, the restricted stock awards for 1993 and 1994 were cancelled. To replace these awards, on June 30, 1994, the Committee, under the Kemper Bonus Restoration Plan and in its sole discretion, granted cash awards to the named executive officers and other affected executives entitling each of them to receive an amount in cash immediately prior to the effective time of the then-planned Conseco merger equal to the product of the number of shares of restricted stock previously granted to such individual under the 1993 Senior Executive Long-Term Incentive Plan multiplied by the consideration payable in the merger. As a result of the termination of the Conseco Merger Agreement, no cash awards were paid pursuant to the Kemper Bonus Restoration Plan.

    In January 1995, the board of directors, upon the advice of the Committee, approved the adoption of the Kemper 1995 Executive Incentive Plan under which active employee holders of the previously cancelled shares of restricted stock were granted phantom stock units by the Committee equal to the number of shares cancelled plus an added amount representing 20 percent of the aggregate cancelled shares. The 20 percent supplement was awarded in recognition of the imposition of new vesting periods on the phantom awards (to the extent the restricted stock held prior to cancellation would otherwise have vested in June 1994 had stockholder approval of the affected restricted stock plan been obtained as earlier anticipated).

    By their terms, the phantom stock units associated with cancelled shares of restricted stock originally awarded in 1993, as supplemented, would have vested on December 31, 1995 and entitle the holders to a cash payment (net of any required tax withholding) determined by the value of Kemper's common stock based on an average trading range to December 31, 1995, and those phantom stock units associated with the cancelled restricted stock originally awarded in 1994 could similarly have vested and been paid on December 31, 1996, subject to ongoing employment to the respective vesting dates. Notwithstanding these vesting provisions, the phantom stock units earlier vested and entitled payment upon the consummation of a "change of control" of Kemper. Dividend equivalents were payable to holders of the phantom stock units as compensation income when and as dividends were paid on Kemper's outstanding common stock, and the Executive Incentive Plan provided for standard anti-dilution adjustments.

    Phantom units awarded to the named executive officers subject to vesting on December 31, 1995 and December 31, 1996, were Mr. Scott 5,400 and 12,600 phantom units, respectively, Ms. Frye 1,680 and 1,680 phantom units, respectively, and Mr. Cwiok 0 and 1,680 phantom units, respectively. All phantom stock units vested and were paid immediately prior to the effectiveness of the January 4, 1996 acquisition of Kemper by Zurich and Insurance Partners. Messrs. Scott and Cwiok and Ms. Frye received allocated cash out payments of $430,272, $41,832 and $80,317, respectively, in 1996.

(7) Pursuant to the terms of a Termination Protection Agreement with Kemper dated March 17, 1994, Mr. Scott received payments in 1995 and 1996. These payments were made by Kemper and no portion of the payments were allocated to KILICO.

                                    TABLE II
                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                                                  POTENTIAL
                                                                                                                  REALIZABLE
                                                                                                                   VALUE
                                                                                                                    AT
                                                                                                                  ASSUMED
                                                                                                                  ANNUAL
                                                                                                                   RATES
                                                                                                                    OF
                                                                                                                   STOCK
                                                                                                                   PRICE
                                                                                                                  APPRECIATION
                                                                                                                    FOR
                                                                                                                  OPTION
                                                             INDIVIDUAL GRANTS                                    TERM(4)
------------------------------------------------------------------------------------------------------------------------
                          (A)                                (B)          (C)            (D)           (E)          (F)
                                                                       % OF TOTAL
                                                                       OPTIONS/
                                                                        SARS
                                                           OPTIONS/    GRANTED TO
                                                             SARS      EMPLOYEES     EXERCISE OR
                                                           GRANTED     IN FISCAL     BASE PRICE     EXPIRATION
                          NAME                              (#)(1)     YEAR(2)        ($/SH)(3)      DATE(4)      5% ($)
------------------------------------------------------------------------------------------------------------------------
John B. Scott...........................................     15,360       2.3          $45.125              --         --
Jerome J. Cwiok.........................................      9,000       1.4          $45.125              --         --
Eliane C. Frye..........................................     10,560       1.6          $45.125              --         --

-----------------------------------------------------------------------
                          (A)                                (G)
                          NAME                             10% ($)
----------------------------------------------------------------------
John B. Scott...........................................         --
Jerome J. Cwiok.........................................         --
Eliane C. Frye..........................................         --

---------------
(1) Each of the options reflected in the table, when granted, were subject to installment vesting provisions whereby only a portion of the underlying stock would become eligible for exercise on successive anniversaries of the date of grant. Such options became exercisable in full, however, in connection with the approval of the merger agreement with Zurich and Insurance Partners in May, 1995.

(2) Based on 654,750 shares, the total number of shares under options granted in 1995 for all eligible employees of KILICO, Kemper and eligible affiliates.

(3) The option exercise price assigned was the last sale price for Kemper common stock on the date of the respective grants.

(4) All unexercised Kemper stock options were cancelled immediately prior to the January 4, 1996 effectiveness of the acquisition of Kemper by Zurich and Insurance Partners. Optionees were paid the spread between their option exercise price and $49.80 per share. Mr. Cwiok and Ms. Frye received $84,150 and $112,370, respectively, in 1996 as a result of such payments. Mr. Scott exercised 133,325 options in 1996 prior to the acquisition for a total realized income of $1,525,185.

                                   TABLE III
              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                  (A)                             (B)                  (C)                      (D)
                                                                                     NUMBER OF UNEXERCISED
                                                                                     OPTIONS/SARS AT
                                                                                     FY-END (#)(1)
                                           SHARES ACQUIRED ON
               NAME                        EXERCISE (#)         VALUE REALIZED ($)   EXERCISABLE/UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------
John B. Scott(2)........................                   --                   --                          --
Jerome J. Cwiok(2)......................                   --                   --                          --
Eliane C. Frye(2).......................               11,278             $125,948                          --

                  (A)                                (E)
                                               VALUE OF UNEXERCISED
                                              IN-THE-MONEY OPTIONS/
                                              SARS AT FY-END ($)(1)

                NAME                       EXERCISABLE/UNEXERCISABLE
---------------------------------------------------------------------------------------------
John B. Scott(2)........................                         --
Jerome J. Cwiok(2)......................                         --
Eliane C. Frye(2).......................                         --

---------------

(1) See footnote (4) under Table II above.

(2) Includes options granted related to service for FKLA.

             TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information, Table of Contents is: Services to the Separate Account; Performance Information of Subaccounts; State Regulation; Experts; Financial Statements; Independent Auditors' Report, Financial Statements of the Separate Account. The Statement of Additional Information should be read in conjunction with this Prospectus.

                              FINANCIAL STATEMENTS

The financial statements of KILICO that are included in this Prospectus should be considered primarily as bearing on the ability of KILICO to meet its obligations under the Contracts. The Contracts are not entitled to participate in earnings, dividends or surplus of KILICO.

                [FINANCIAL STATEMENTS TO BE FILED BY AMENDMENT]

APPENDIX A

ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

Purchase Payment:            $40,000

MVA Period:                 5 Years

Guaranteed Interest Rate:     5% Annual Effective Rate

The following examples illustrate how the Market Value Adjustment and the Withdrawal Charge may affect the values of a Certificate upon a withdrawal. The 5% assumed Guaranteed Interest Rate is the rate required to be used in the "Summary of Expenses." In these examples, the withdrawal occurs one year after the Date of Issue. The Market Value Adjustment operates in a similar manner for transfers. No Withdrawal Charge applies to transfers.

The MVA Period Value for this $40,000 Purchase Payment is $51,051.26 at the end of the five-year MVA Period. After one year, when the withdrawals occur in these examples, the MVA Period Value is $42,000.00. It is also assumed, for the purposes of these examples, that no prior partial withdrawals or transfers have occurred.

The Market Value Adjustment will be based on the rate KILICO is then crediting (at the time of the withdrawal) on new Certificates with the same MVA Period as the time remaining in your MVA Period rounded to the next higher number of complete years. One year after the Purchase Payment there would have been four years remaining in your MVA Period. These examples also show the Withdrawal Charge (if any) which would be calculated separately after the Market Value Adjustment.

EXAMPLE OF A DOWNWARD MARKET VALUE ADJUSTMENT

A downward Market Value Adjustment results from a full or partial withdrawal that occurs when interest rates have increased. Assume interest rates have increased one year after the Purchase Payment and KILICO is then crediting 6.5% for a four-year MVA Period. Upon a full withdrawal, the market value adjustment factor would be:
                        -.0551589*   =        (1 + .05)    4 -1
                                           [ ---------- ]
                                             (1 + .065)



The Market Value Adjustment is a reduction of $2,316.67 from the MVA Period
Value:

                       - 2,316.67 = -.0551589 X 42,000.00

The Market Adjusted Value would be:

                      $39,683.33 = $42,000.00 - $2,316.67

A Withdrawal Charge of 6% would be assessed against the Market Adjusted Value in excess of the amount available as a free withdrawal. In this case, there are no prior withdrawals, so 10% of the Market Adjusted Value is not subject to a Withdrawal Charge. The Withdrawal Charge is thus:

                       $2,142.90 = $39,683.33 X .90 X .06

Thus, the amount payable on a full withdrawal would be:

                      $37,540.43 = $39,683.33 - $2,142.90

If instead of a full withdrawal, 50% of the MVA Period Value was withdrawn (partial withdrawal of 50%), the Market Value Adjustment would be 50% of that of the full withdrawal:

                      -$1,158.34 = -.0551589 X $21,000.00

The Market Adjusted Value would be:

                      $19,841.66 = $21,000.00 - $1,158.34

---------------

* Actual calculation utilizes 10 decimal places.

The Withdrawal Charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value as there are no prior withdrawals:

                $952.39 = ($19,841.46 - .10 X $39,683.33) X .06

Thus, the amount payable on this partial withdrawal would be:

                        $18.889.07 = $19,841.46 -$952.39

EXAMPLE OF AN UPWARD MARKET VALUE ADJUSTMENT

An upward Market Value Adjustment results from a withdrawal that occurs when interest rates have decreased. Assume interest rates have decreased one year later and KILICO is then crediting 4% for a four-year MVA Period. Upon a full withdrawal, the market value adjustment factor would be:

                     +.0390198    =    (1 + .05)   4
                                    (  ---------  )  -1
                                       (1 + .04)

The Market Value Adjustment is an increase of $1638.83 to the MVA Period Value:

                       $1,638.83 = $42,000.00 X .0390198

The Market Adjusted Value would be:

                       $43,638.33 = $42,000.00 +$1,638.83

A Withdrawal Charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value, as there were no prior withdrawals:

                       $2,356.47 = $43,638.33 X .90 X .06

Thus, the amount payable on withdrawal would be:

                      $41,281.85 = $43,638.33 - $2,356.47

If instead of a full withdrawal, 50% of the MVA Period Value was withdrawn (partial withdrawal of 50%), the Market Value Adjustment would be:

                        $819.42 = $21,000.00 X .0390198

The Market Adjusted Value of $21,000.00 would be:

                       $21,819.42 = $21,000.00 + $819.42

The Withdrawal Charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value as there are no prior withdrawals:

                $1,047.34 = ($21,819.42 - .1 X $43,638.33) X .06

Thus, the amount payable on this partial withdrawal would be:

                      $20,772.08 = $21,819.42 - $1,047.34

Actual Market Value Adjustment may have a greater or lesser impact than that shown in the Examples, depending on the actual change in interest crediting rates and the timing of the withdrawal or transfer in relation to the time remaining in the MVA Period.

APPENDIX B

KEMPER INVESTORS LIFE INSURANCE COMPANY DEFERRED FIXED AND
VARIABLE ANNUITY IRA DISCLOSURE STATEMENT

This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of Individual Retirement Annuities. Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA.

A. REVOCATION

Within 7 days of the date you signed your enrollment application, you may revoke it and receive back 100% of your money. To do so, wire Kemper Investors Life Insurance Company, 1 Kemper Drive, Long Grove, Illinois 60049, or call 1-800-621-5001.

B. STATUTORY REQUIREMENTS

The provisions of this contract meet the requirements of Section 408(b) of the Internal Revenue Code as to form for use as an IRA annuity contract described in Items 1 through 5 below. The contract has received a favorable determination letter from the Internal Revenue Service as to the form of the annuity. However, this is not a determination by the IRS of the IRA's merits. If you set up an IRA using an annuity contract it must meet the following requirements:

1. The amount in your IRA must be fully vested at all times.

2. The contract must provide that you cannot transfer it to someone else.

3. The contract must have flexible premiums.

4. You must start receiving distributions by April 1 of the year following the year in which you reach age 70 1/2 (see "Required Distributions").

5. The contract must provide that you cannot contribute more than $2,000 for any year. (This requirement does not apply to rollovers. See "Rollovers and Direct Transfers").

C. ROLLOVERS AND DIRECT TRANSFERS

1. A rollover is a tax-free transfer of cash or other assets from one retirement program to another. There are two kinds of rollover payments. In one, you transfer amounts from one IRA to another. With the other, you transfer amounts from a qualified employee benefit plan or tax-sheltered annuity to an IRA. A rollover is an allowable payment that you cannot deduct on your tax return.

2. You must complete the transfer by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan.

3. A rollover distribution from an IRA may be made to you only once a year. The one-year period begins on the date you receive the IRA distribution, not on the date you roll it over (reinvest it) into another IRA.

4. A direct transfer of funds in an IRA from one trustee or insurance company to another is NOT a rollover. It is a transfer that is not affected by the one-year waiting period.

5. All or a part of the premium for this contract may be paid from a rollover from an IRA, qualified pension or profit-sharing plan or tax-sheltered annuity, or from a direct transfer from another IRA. The proceeds from this contract may be used as a rollover contribution to another IRA.

6. Beginning January 1, 1993, a distribution that is eligible for rollover treatment from a qualified employee benefit plan or tax-sheltered annuity will be subject to 20% withholding by the Internal Revenue Service even if you roll the distribution over to an IRA within the 60-day rollover period. To avoid withholding, the distribution should be made as a direct transfer to the IRA trustee or insurance company.

D. ALLOWANCE OF DEDUCTION

1. In general, the amount you can contribute each year is the lesser of $2,000 or your taxable compensation for the year. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans is compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to self-employed retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

2. If neither you nor your spouse are covered for any part of the year by an employer retirement plan, you can deduct the lesser of $2,000 or your taxable compensation. If either you or your spouse are covered by a retirement plan at work, the $2,000 limit is reduced $10 for each $50 that your adjusted gross income exceeds $40,000 (married filing jointly), $25,000 (single) or zero (married filing separately).

3. Contributions to your IRA can be made at any time. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

4. You cannot make a contribution other than a rollover contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

5. If both you and your spouse have compensation, you can each set up your own IRA. The contribution for each of you is figured separately and depends on how much each earns. Both of you cannot participate in the same IRA account or contract.

6. If you file a joint return, you can contribute up to the lesser of $2,000 or your taxable compensation to an IRA for a spouse who has not reached age 70 1/2 (even if you have reached age 70 1/2) and who has no compensation or elects to be treated as having no compensation for the year. The total combined amount you can contribute each year to your own IRA and the spousal IRA is the lesser of $2,250 or your taxable compensation for the year.

7. If neither you nor your spouse are covered for any part of the year by an employer retirement plan, you can deduct the lesser of $2,250 or your taxable compensation. If you or your spouse is covered by a retirement plan, the $2,250 limit is reduced $10 for each $44.44 that your adjusted gross income exceeds $40,000.

E. SEP-IRA'S

1. The maximum deductible contribution for a Simplified Employee Pension (SEP) IRA is the lesser of $30,000 or 15% of compensation.

2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor). Information about the Kemper SEP is available upon request.

F. TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS

1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

2. In general, taxable distributions are included in your gross income in the year you receive them.

3. Distributions are non-taxable to the extent they represent a return of non-deductible contributions. The non-taxable percentage of a distribution is determined by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

G. REQUIRED DISTRIBUTIONS

You must start receiving minimum distributions from your IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, you must receive the minimum distribution for any year by December 31. However, you may delay the minimum distribution for your 70 1/2 year until April 1 of the following year.

Figure your required minimum distribution for each year by dividing the value of your IRA as of the close of business on December 31 of the preceding year by the applicable life expectancy. The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated beneficiary. Life expectancies are determined using the expected return multiple tables shown in IRS Publication 590 "Individual Retirement Arrangements." If a designated beneficiary is more than 10 years younger than you, that beneficiary is assumed to be exactly 10 years younger. To obtain a free copy of IRS Publication 590 and other IRS forms, phone the IRS toll free at 1-800-829-3676 or write the IRS Forms Distribution Center for your area as shown in your income tax return instructions.

Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over the life or the lives of you and your spouse, provided that, if installments are guaranteed, the guaranty period does not exceed the lesser of 20 years or the applicable life expectancy.

If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can total up these minimum amounts and take the total from any one or more of the IRAs.

If the actual distribution from your IRA during a year after you die or reach age 70 1/2 is less than the minimum amount that should be distributed in accordance with the rules set forth at Items 5, 6 and 7 above, the difference is an excess accumulation. There is a 50% excise tax on any excess accumulations. However, if you have a good reason for having an excess accumulation in your IRA you may not have to pay the tax. For example, if you have been given wrong advice or you made a mistake in using or did not understand the excess accumulation rules, you may request the IRS to excuse the tax.

H. TAX ON EXCESS CONTRIBUTIONS

1. You must pay a 6% excise tax each year on excess contributions that remain in your IRA. Generally, an excess contribution is the amount contributed to your IRA that is more than you can contribute or roll over. The excess is taxed for the year of the excess contribution and for each year after that until you correct it.

2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your IRA before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution.

3. If an excess contribution in your IRA is a result of a rollover and the excess occurred because information required to be supplied by the payor of the distribution was incorrect, you may withdraw the excess amount attributable to the incorrect information after the date your return is due and still not include the amount withdrawn in your gross income. It is not necessary to withdraw the income earned on the excess. You will, however, have to pay the 6% tax on the excess amount for each year the excess contribution was in the IRA at the end of the year.

I. TAX ON PREMATURE DISTRIBUTIONS

There is an additional tax on premature distributions equal to 10% of the amount of the premature distribution that you must include in your gross income. Premature distributions are generally amounts you withdraw from your IRA before you are age 59 1/2. However, the tax on premature distributions does not apply:

1. To amounts that are rolled over tax free.

2. To a series of substantially equal periodic payments made over your life or life expectancy, or the joint life or life expectancy of you and your beneficiary.

3. If you are permanently disabled. You are considered disabled if you cannot do any substantial gainful activity because of your physical or mental condition. A physician must determine that the condition has lasted or can be expected to last continuously for 12 months or more or that the condition can be expected to lead to death.

J. IRA EXCISE TAX REPORTING

Use Form 5329, Return for Individual Retirement Arrangement Taxes, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

K. BORROWING

If you borrow money against your IRA contract or use it as security for a loan, you must include in gross income the fair market value of the IRA contract as of the first day of your tax year. (Note: This contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

L. FINANCIAL DISCLOSURE

1. If this is a regular contribution IRA, the following information, based on the charts shown at the back of this form, which assumes you were to make a level contribution to the fixed account at the beginning of each year of $1,000, must be completed prior to your signing the enrollment application.

       END OF                      LUMP SUM TERMINATION                AT                 LUMP SUM TERMINATION
        YEAR                       VALUE OF CONTRACT *                 AGE                VALUE OF CONTRACT *
   ------------------------------------------------------------------------------------------------------------------------
          1                                                            60
   ------------------------------------------------------------------------------------------------------------------------
          2                                                            65
   ------------------------------------------------------------------------------------------------------------------------
          3                                                            70
   ------------------------------------------------------------------------------------------------------------------------
          4
   ------------------------------------------------------------------------------------------------------------------------
          5
   ------------------------------------------------------------------------------------------------------------------------

* Includes applicable withdrawal charges as described in Item M below.

2. If this is a rollover IRA, the following information, based on the charts shown at the back of this form, and all of which assumes you make one contribution to the fixed account of $1,000 at the beginning of this year, must be completed prior to your signing the enrollment application.

       END OF                      LUMP SUM TERMINATION                AT                 LUMP SUM TERMINATION
        YEAR                       VALUE OF CONTRACT *                 AGE                VALUE OF CONTRACT *
   ------------------------------------------------------------------------------------------------------------------------
          1                                                            60
   ------------------------------------------------------------------------------------------------------------------------
          2                                                            65
   ------------------------------------------------------------------------------------------------------------------------
          3                                                            70
   ------------------------------------------------------------------------------------------------------------------------
          4
   ------------------------------------------------------------------------------------------------------------------------
          5
   ------------------------------------------------------------------------------------------------------------------------

* Includes applicable withdrawal charges as described in Item M below.

M. FINANCIAL DISCLOSURE FOR THE SEPARATE ACCOUNT (VARIABLE ACCOUNT)

1. If on the enrollment application you indicated an allocation to a Subaccount, this contract will be assessed a daily charge of an amount which will equal an aggregate of 1.30% per annum for Periodic Payment Contracts.

2. An annual records maintenance charge of $36.00 will be assessed ratably each quarter against the Separate Account value, if you have participated in a Subaccount during the year. If insufficient values are in the Subaccounts when the charge is assessed, the charge will be assessed against General Account value.

3. Withdrawal (early annuitization) charges as follows will be assessed based on the years elapsed since purchase payments (in a given contract year) were received by the Company; under 1 year, 6%; over 1 to 2 years, 5%; over 2 to 3 years, 4%; over 3 to 4 years, 3%; over 4 to 5 years, 2%; over 5 to 6 years, 1%; 6th year and thereafter, 0%.

4. The method used to compute and allocate the annual earnings is contained in the prospectus under the heading "Accumulation Unit Value."

5. The growth in value of your contract is neither guaranteed nor projected but is based on the investment experience of the Separate Account.

GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE GENERAL ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 ANNUAL CONTRIBUTIONS AT THE BEGINNING OF EACH YEAR.)

End of   Termination   End of   Termination   End of   Termination   End of   Termination
 Year      Values*      Year      Values*      Year      Values*      Year      Values*
-----------------------------------------------------------------------------------------
   1       $ 1,000       14       $17,371       27       $41,703       40      $ 77,436
-----------------------------------------------------------------------------------------
   2         2,000       15        18,929       28        43,991       41        80,796
-----------------------------------------------------------------------------------------
   3         3,038       16        20,534       29        46,348       42        84,256
-----------------------------------------------------------------------------------------
   4         4,130       17        22,187       30        48,775       43        87,821
-----------------------------------------------------------------------------------------
   5         5,264       18        23,889       31        51,275       44        91,492
-----------------------------------------------------------------------------------------
   6         6,442       19        25,643       32        53,850       45        95,274
-----------------------------------------------------------------------------------------
   7         7,665       20        27,449       33        56,503       46        99,169
-----------------------------------------------------------------------------------------
   8         8,932       21        29,309       34        59,235       47       103,181
-----------------------------------------------------------------------------------------
   9        10,236       22        31,225       35        62,048       48       107,313
-----------------------------------------------------------------------------------------
  10        11,580       23        33,199       36        64,947       49       111,569
-----------------------------------------------------------------------------------------
  11        12,965       24        35,232       37        67,932       50       115,953
-----------------------------------------------------------------------------------------
  12        14,390       25        37,326       38        71,007
-----------------------------------------------------------------------------------------
  13        15,859       26        39,482       39        74,174
-----------------------------------------------------------------------------------------

GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE GENERAL ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 SINGLE PREMIUM.)

End of   Termination   End of   Termination   End of   Termination   End of   Termination
 Year      Values*      Year      Values*      Year      Values*      Year      Values*
-----------------------------------------------------------------------------------------
   1       $1,000        14       $1,513        27       $2,221        40       $3,262
-----------------------------------------------------------------------------------------
   2        1,013        15        1,558        28        2,288        41        3,360
-----------------------------------------------------------------------------------------
   3        1,053        16        1,605        29        2,357        42        3,461
-----------------------------------------------------------------------------------------
   4        1,095        17        1,653        30        2,427        43        3,565
-----------------------------------------------------------------------------------------
   5        1,138        18        1,702        31        2,500        44        3,671
-----------------------------------------------------------------------------------------
   6        1,183        19        1,754        32        2,575        45        3,782
-----------------------------------------------------------------------------------------
   7        1,230        20        1,806        33        2,652        46        3,895
-----------------------------------------------------------------------------------------
   8        1,267        21        1,860        34        2,732        47        4,012
-----------------------------------------------------------------------------------------
   9        1,305        22        1,916        35        2,814        48        4,132
-----------------------------------------------------------------------------------------
  10        1,344        23        1,974        36        2,898        49        4,256
-----------------------------------------------------------------------------------------
  11        1,384        24        2,033        37        2,985        50        4,384
-----------------------------------------------------------------------------------------
  12        1,426        25        2,094        38        3,075
-----------------------------------------------------------------------------------------
  13        1,469        26        2,157        39        3,167
-----------------------------------------------------------------------------------------

* Includes applicable withdrawal charges.

                      STATEMENT OF ADDITIONAL INFORMATION

                         ------------------------, 1997

--------------------------------------------------------------------------------

                                PERIODIC PAYMENT

         VARIABLE AND MARKET VALUE ADJUSTED DEFERRED ANNUITY CONTRACTS

--------------------------------------------------------------------------------

                                   ISSUED BY

                    KEMPER INVESTORS LIFE INSURANCE COMPANY

                               IN CONNECTION WITH

                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

   HOME OFFICE: 1 KEMPER DRIVE, LONG GROVE, ILLINOIS 60049     (847) 550-5500

This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the Separate Account dated May 1, 1996. The Prospectus may be obtained from Kemper Investors Life Insurance Company by writing or calling the address or telephone number listed above.

                               ------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Services to the Separate Account............................  B-1
Performance Information of Subaccounts......................  B-1
State Regulation............................................  B-10
Experts.....................................................  B-10
Financial Statements........................................  B-10

                        SERVICES TO THE SEPARATE ACCOUNT

Kemper Investors Life Insurance Company ("KILICO") maintains the books and records of the KILICO Variable Annuity Separate Account (the "Separate Account"). KILICO holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of KILICO. KILICO maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the charge for mortality and expense risk and administrative expenses, and records maintenance charge (as described in the Prospectus) are borne by KILICO.

The independent auditors for the Separate Account are KPMG Peat Marwick LLP, Chicago, Illinois. The firm performs an annual audit of the financial statements of the Separate Account and KILICO.

The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Contracts are distributed through the principal underwriter for the Separate Account, Investors Brokerage Services, Inc. ("IBS"), a wholly owned subsidiary of KILICO, which enters into selling group agreements with affiliated and unaffiliated broker-dealers. Subject to the provisions of the Contracts, units of the Subaccounts under the Contract are offered on a continuous basis.

KILICO pays commissions to the seller which may vary but are not anticipated to exceed in the aggregate an amount equal to six percent (6%) of Purchase Payments.

                     PERFORMANCE INFORMATION OF SUBACCOUNTS

As described in the prospectus, a Subaccount's historical performance may be shown in the form of "average annual total return" and "total return" calculations in the case of all Subaccounts; "yield" information may be provided in the case of the KINF High Yield Subaccount; and "yield" and "effective yield" information may be provided in the case of the KINF Money Market Subaccount. These various measures of performance are described below.

A Subaccount's average annual total return quotation is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The average annual total return for a Subaccount for a specific period is found by first taking a hypothetical $1,000 investment in each of the Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of the applicable Withdrawal Charge that may be imposed at the end of the period as well as all other recurring charges and fees applicable under the Contract to all Contract Owner accounts. Premium taxes are not included in the term charges. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage. Average annual total return quotations for various periods are set forth in the table below.

No standard formula has been prescribed for calculating total return performance. Total return performance for a specific period is calculated by first taking an investment (assumed to be $10,000 below) in each Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit Value per unit ("initial investment") and computing the ending value ("ending value") of that investment at the end of the period. The ending value does not include the effect of the applicable Withdrawal Charge that may be imposed at the end of the period, and thus may be higher than if such charge were deducted. The total return percentage is then determined by subtracting the initial investment from the ending value and dividing the remainder by the initial investment and expressing the result as a percentage. An assumed investment of $10,000 was chosen because that approximates the size of a typical account. The account size used affects the performance figure because the Records Maintenance Charge is a fixed per account charge. Total return quotations for various periods are set forth in the table below.

The yield for the KINF High Yield Subaccount is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The yield for the KINF High Yield Subaccount, based upon the one month period ended March 31, 1996, was 8.07%. The yield quotation is computed by dividing the net investment income per unit earned during the specified one month or 30-day period by the accumulation unit values on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                                      a - b
                                      -------    6
                        YIELD =   2[(  cd    +1)  - 1]


a = net dividends and interest earned during the period by the Fund attributable to the Subaccount

b = expenses accrued for the period (net of reimbursements)

c = the average daily number of Accumulation Units outstanding during the period

d = the Accumulation Unit value per unit on the last day of the period

The yield of each Subaccount reflects the deduction of all recurring fees and charges applicable to each Subaccount, but does not reflect the deduction of withdrawal charges or premium taxes.

The KINF Money Market Subaccount's yield is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. Under that method, the current yield quotation is based on a seven-day period and computed as follows: the net change in the Accumulation Unit Value during the period is divided by the Accumulation Unit Value at the beginning of the period ("base period return") and the result is divided by 7 and multiplied by 365 and the current yield figure carried to the nearest one-hundredth of one percent. Realized capital gains or losses and unrealized appreciation or depreciation of the Account's portfolio are not included in the calculation. The KINF Money Market Subaccount's yield for the seven-day period ended March 31, 1996 was 3.48% and average portfolio maturity was 43 days.

The KINF Money Market Subaccount's effective yield is determined by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1) (365) / (7) - 1. The KNIF Money Market Subaccount's effective yield for the seven day period ended March 31, 1996 was 3.55%.

In computing yield, the Separate Account follows certain standard accounting practices specified by Securities and Exchange Commission rules. These practices are not necessarily consistent with the accounting practices that the Separate Account uses in the preparation of its annual and semi-annual financial statements.

A Subaccount's performance quotations are based upon historical earnings and are not necessarily representative of future performance. The Subaccount's units are sold at Accumulation Unit value. Performance figures and Accumulation Unit value will fluctuate. Factors affecting a Subaccount's performance include general market conditions, operating expenses and investment management. Units of a Subaccount are redeemable at Accumulation Unit value, which may be more or less than original cost. The performance figures include the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge. Redemptions within the first seven years after purchase may be subject to a Withdrawal Charge that ranges from 7% the first year to 0% after seven years. Yield, effective yield and total return do not reflect the effect of the Withdrawal Charge or premium taxes that may be imposed upon the redemption of units. Average annual total return reflects the effect of the applicable Withdrawal Charge (but not premium tax) that may be imposed at the end of the period in question.

Performance of the Subaccounts will vary from time to time, and these results are not necessarily representative of future results. The total return performance of each Subaccount is calculated for a specified period of time by assuming an initial Purchase Payment of $10,000 fully allocated to each Separate Account and the deduction of all expenses and fees, including a prorated portion of the $30 annual Records Maintenance Charge. No withdrawals are assumed. The percentage increases are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value.

Comparative information for certain Subaccounts with respect to the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, the Consumer Price Index, the CDA Certificate of Deposit Index, the Lehman Brothers Government and Corporate Bond Index, the Salomon Brothers High Grade Corporate Bond Index and the Merrill Lynch Government/Corporate Master Index is also included. Comparative information may be shown for the KINF International Subaccount with respect to the CDA Mutual Fund International Index and the Morgan Stanley Capital International Europe Australia Far East Index. The KINF Total Return, KINF Growth and KINF Value+Growth Subaccounts are compared to, and the KINF International Subaccount may be compared to, the Dow Jones Industrial Average and the Standard & Poor's 500 Stock Index because these indices are generally considered representative of the U. S. stock market in general. The Consumer Price Index is generally considered to be a measure of inflation and thus the performance of the KINF Money Market, KINF Total Return, KINF High Yield, KINF Growth and KINF Value+Growth Subaccounts, the Janus Subaccounts, the Lexington Subaccounts and the Fidelity Subaccounts is compared to, and the KINF International Subaccount may be compared to, that index. The KINF High Yield Subaccount is compared to the Lehman Brothers Government and Corporate Bond Index, the Salomon Brothers High Grade Corporate Bond Index and the Merrill Lynch Government/Corporate Master Index because such indices are generally considered to represent the performance of intermediate and long term bonds during various market cycles. The KINF Money Market Subaccount is also compared to the CDA Certificate of Deposit Index because certificates of deposit represent an alternative current income producing product. The KINF International Subaccount may be compared to the CDA Mutual Fund--International Index because the index is a weighted performance average of other mutual funds that invest primarily in securities of foreign issuers. The KINF International Subaccount also may be compared to the Morgan Stanley Capital International Europe Australia Far East Index because the index is an unmanaged index that is considered to be generally representative of major non-United States stock markets. The Janus Growth, Janus Worldwide Growth and Janus Balanced Subaccounts may also be compared to the Standard & Poor's Midcap Index, the Lehman Brothers Government/Corporate 1-3 Year Bond Index, the Lehman Brothers Long Government/Corporate Bond Index, the Russell 2000 Index, and the NASDAQ Composite Index. In addition, the Janus Worldwide Growth Subaccount's performance may also be compared to the Morgan Stanley International World Index. Please note the differences and similarities between the investments which a Subaccount may purchase and the investments measured by the indexes which are described below. In particular, it should be noted that certificates of deposit may offer fixed or variable yields and principal is guaranteed and may be insured. The units of the Subaccounts are not insured. Also, the value of the Subaccounts will fluctuate.

           TABLES OF HISTORICAL HYPOTHETICAL PERFORMANCE INFORMATION

The following tables reflect historical hypothetical performance information based on the performance of the underlying Funds from the inception date of each Fund. The Contracts were not offered during these periods but the performance information reflects the investment performance of the underlying Funds for the periods shown and the fees and charges under the Contracts. Actual performance of the underlying Funds might have been altered by the additional investments under the Contracts. In addition, the past performance of the Funds is no indication of their future performance.

                                                               VALUES OF INITIAL
                                                              $10,000 INVESTMENT
                                                              IN SUBACCOUNTS--AS                      COMPARED TO
                                                             OF DECEMBER 31, 1995      -----------------------------------------
                                                           -------------------------   DOW JONES    STANDARD   CONSUMER
                                                           ENDING         PERCENTAGE   INDUSTRIAL   & POOR'S    PRICE      EAFE
                  TOTAL RETURN TABLE                       VALUE           INCREASE    AVERAGE(1)    500(2)    INDEX(3)    (13)
                  ------------------                       ------         ----------   ----------   --------   --------    ----
KINF GROWTH SUBACCOUNT
  Life of Subaccount(4)................................                           %      524.07%     459.33%    51.51%    524.14%
  Ten years............................................                                  360.85      299.55     40.45     269.21
  Five years...........................................                                  124.49      115.19     14.72      58.92
  One year.............................................                                   36.94       37.53      2.54      11.55
KINF TOTAL RETURN SUBACCOUNT
  Life of Subaccount(5)................................                           %      950.50%     794.16%    62.26%    728.88%
  Ten years............................................                                  360.85      299.55     40.45     269.21
  Five years...........................................                                  124.49      115.19     14.72      58.92
  One year.............................................                                   36.94       37.53      2.54      11.55
KINF INTERNATIONAL SUBACCOUNT
  Life of Subaccount(14)...............................                           %       80.68%      65.02%    11.31%     41.27%
  One year.............................................                                   36.94       37.53      2.54      11.55

                                                                                            COMPARED TO
                                           VALUES OF INITIAL       --------------------------------------------------------------
                                          $10,000 INVESTMENT                                SALOMON
                                          IN SUBACCOUNTS--AS                                 BROS.        LEHMAN        MERRILL
                                         OF DECEMBER 31, 1995                    CDA       HIGH GRADE      BROS.         LYNCH
                                       -------------------------   CONSUMER     CERT.        CORP.      GOVT./CORP.   GOVT./CORP.
                                       ENDING         PERCENTAGE    PRICE     OF DEPOSIT      BOND         BOND         MASTER
            TOTAL RETURN               VALUE           INCREASE    INDEX(3)    INDEX(6)     INDEX(7)     INDEX(8)      INDEX(9)
                TABLE                  ------         ----------   --------   ----------   ----------   -----------   -----------
KINF MONEY MARKET SUBACCOUNT
  Life of Subaccount(10).............                         %     62.26%        N/A*       561.41%      385.19%       474.22%
  Ten years..........................                               40.45         N/A*       192.35       151.19        170.74
  Five years.........................                               14.72       22.0%         77.99        59.60         69.97
  One year...........................                                2.54         5.2         27.20        19.24         21.23
KINF HIGH YIELD SUBACCOUNT
  Life of Subaccount(11).............                         %     62.26%        N/A*       561.41%      385.19%       474.22%
  Ten years..........................                               40.45         N/A*       192.35       151.19        170.74
  Five years.........................                               14.72       22.0%         77.99        59.60         69.97
  One year...........................                                2.54         5.2         27.20        19.24         21.23

                                    VALUES OF
                                 INITIAL $10,000
                                  INVESTMENT IN
                                  SUBACCOUNTS--                                      COMPARED TO
                                      AS OF          ----------------------------------------------------------------------------
                                  DECEMBER 31,        MORGAN                   LEHMAN         LEHMAN
                                      1995            STANLEY    STANDARD    BROS. LONG       BROS.
                               -------------------   INTERNAT.   & POOR'S    GOVT./CORP.   GOVT./CORP.     RUSSELL
        TOTAL RETURN           ENDING   PERCENTAGE     WORLD      MIDCAP        BOND       1-3 YR. BOND     2000        NASDAQ
            TABLE              VALUE     INCREASE    INDEX(17)   INDEX(18)    INDEX(19)     INDEX(20)     INDEX(21)   COMPOS.(22)
        ------------           ------   ----------   ---------   ---------   -----------   ------------   ---------   -----------
JANUS GROWTH
  Life of the
    Subaccount(16)...........                          --           .53%        4.66%          2.47%         .53%         .10%
JANUS WORLDWIDE GROWTH
  Life of the
    Subaccount(16)...........                          5.34%        .53%        4.66%          2.47%         .53%         .10%
JANUS BALANCED
  Life of the
    Subaccount(16)...........                          --           .53%        4.66%          2.47%         .53%         .10%
LEXINGTON NATURAL RESOURCES
  Life of the
    Subaccount(16)...........  10,032       .32%       --           .53%        4.66%          2.47%         .53%         .10%

                                                                                                COMPARED TO
                                                                                 -----------------------------------------
                                                               AVERAGE ANNUAL                 STANDARD
                                                                TOTAL RETURN     DOW JONES    & POOR'S    CONSUMER
                    AVERAGE ANNUAL TOTAL                      (BASED ON $1,000   INDUSTRIAL   500 STOCK    PRICE     EAFE
                        RETURN TABLE                            INVESTMENT)      AVERAGE(1)   INDEX(2)    INDEX(3)   (13)
                    --------------------                      ----------------   ----------   ---------   --------   ----
KINF GROWTH SUBACCOUNT
  Life of Subaccount(4).....................................                       16.48%       15.43%      3.52%    16.49%
  Ten years.................................................                       16.51        14.86       3.46     13.95
  Five years................................................                       17.55        16.56       2.79      9.71
  One year..................................................                       36.94        37.53       2.54     11.55
KINF TOTAL RETURN SUBACCOUNT
  Life of Subaccount(5).....................................                       18.53%       17.16%      3.56%    16.52%
  Ten years.................................................                       16.51        14.86       3.46     13.95
  Five years................................................                       17.55        16.56       2.79      9.71
  One year..................................................                       36.94        37.53       2.54     11.55
KINF INTERNATIONAL SUBACCOUNT
  Life of Subaccount(14)....................................                       15.94%       13.34%      2.72%     9.02%
  One year..................................................                       36.94        37.53       2.54     11.55

                                                                                          COMPARED TO
                                                                ---------------------------------------------------------------
                                                                                                   LEHMAN
                                           AVERAGE ANNUAL                     SALOMON BROS.         BROS.         MERRILL LYNCH
                                            TOTAL RETURN        CONSUMER       HIGH GRADE        GOVT./CORP.       GOVT./CORP.
          AVERAGE ANNUAL TOTAL            (BASED ON $1,000       PRICE         CORP. BOND           BOND             MASTER
              RETURN TABLE                  INVESTMENT)         INDEX(3)        INDEX(7)          INDEX(8)          INDEX(9)
          --------------------            ----------------      --------      -------------      -----------      -------------
KINF HIGH YIELD SUBACCOUNT
  Life of Subaccount(11)................                          3.56%           14.63%            12.09%            13.47%
  Ten years.............................                          3.46            11.32              9.65             10.47
  Five years............................                          2.79            12.22              9.80             11.19
  One year..............................                          2.54            27.20             19.24             21.23

                                                                                     COMPARED TO
                                                     ---------------------------------------------------------------------------
                                                                                             LEHMAN
                                                      MORGAN                   LEHMAN         BROS.
                                   AVERAGE ANNUAL     STANLEY    STANDARD    BROS. LONG    GOVT./CORP.
                                    TOTAL RETURN     INTERNAT.   & POOR'S    GOVT./CORP.     1-3 YR.      RUSSELL
      AVERAGE ANNUAL TOTAL        (BASED ON $1,000     WORLD      MIDCAP        BOND          BOND         2000        NASDAQ
          RETURN TABLE              INVESTMENT)      INDEX(17)   INDEX(18)    INDEX(19)     INDEX(20)    INDEX(21)   COMPOS.(22)
      --------------------        ----------------   ---------   ---------   -----------   -----------   ---------   -----------
JANUS GROWTH
  Life of the Subaccount(16)....                         --         .53%        4.66%         2.47%         .53%         .10%

JANUS WORLDWIDE GROWTH
  Life of the Subaccount(16)....                       5.34%        .53%        4.66%         2.47%         .53%         .10%

JANUS BALANCED
  Life of the Subaccount(16)....                         --         .53%        4.66%         2.47%         .53%         .10%

LEXINGTON NATURAL RESOURCES
  Life of the Subaccount(16)....      (18.32)%           --         .53%        4.66%         2.47%         .53%         .10%

                     YIELD INFORMATION                        QUALIFIED AND NON-QUALIFIED
                     -----------------                        ---------------------------
KINF HIGH YIELD SUBACCOUNT
  30 day period ended 3/31/96...............................             8.07%

KINF MONEY MARKET SUBACCOUNT
  7 day period ended 3/31/96................................             3.48%

 *  N/A Not Available

Information for the indices used for comparisons have been provided by the Funds and has not been independently verified.

(1) The Dow Jones Industrial Average is an unmanaged unweighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Assumes reinvestment of dividends.

(2) The Standard & Poor's 500 Stock Index is an unmanaged weighted average of 500 stocks, over 95% of which are listed on the New York Stock Exchange. Assumes reinvestment of dividends.

(3) The Consumer Price Index, published by the U.S. Bureau of Labor Statistics, is a statistical measure of change, over time, in the prices of goods and services in major expenditure groups.

(4) From December 9, 1983 to December 31, 1995.

(5) From March 5, 1982 to December 31, 1995.

(6) The CDA Certificate of Deposit Index is provided by CDA Investment Technologies, Inc., Silver Spring, Maryland, and is based upon a statistical sampling of the yield of 30-day certificates of deposit of major commercial banks. Yield is based upon a monthly compounding of interest.

(7) The Salomon Brothers High Grade Corporate Bond Index is on a total return basis with all dividends reinvested and is comprised of high grade long-term industrial and utility bonds rated in the top two rating categories.

(8) The Lehman Brothers Government/Corporate Bond Index is on a total return basis and is comprised of all publicly issued, non-convertible, domestic debt of the U.S. Government or any agency thereof, quasi-Federal corporation, or corporate debt guaranteed by the U.S. Government and all publicly issued, fixed-rate, non-convertible, domestic debt of the three major corporate classifications: industrial, utility, and financial. Only notes and bonds with a minimum outstanding principal amount of $1,000,000 and a minimum of one year are included. Bonds included must have a rating of at least Baa by Moody's Investors Service, BBB by Standard & Poor's Corporation or in the case of bank bonds not rated by either Moody's or Standard & Poor's, BBB by Fitch Investors Service.

(9) The Merrill Lynch Government/Corporate Master Index is based upon the total return with all dividends reinvested of 4,000 corporate and 300 government bonds issued with an intermediate average maturity and an average quality rating of Aa (Moody's Investors Service, Inc.) /AA (Standard & Poor's Corporation).

(10) From March 5, 1982 to December 31, 1995.

(11) From March 5, 1982 to December 31, 1995.

(12) From September 3, 1987 to December 31, 1995.

(13) EAFE is the Morgan Stanley Capital International Europe, Australia, Far East index. This index is an unmanaged index that is considered to be generally representative of major non-United States stock markets.

(14) From January 6, 1992 to December 31, 1995.

(15) From May 2, 1994 to December 31, 1995.

(16) From September 15, 1995 to December 31, 1995.

(17) The Morgan Stanley International World Index is an arithmetic, market value-weighted average of the performance of over 1,470 securities listed on the stock exchanges of Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Italy, Japan, Netherlands, New Zealand, Norway, Singapore/Malaysia, South Africa Gold, Spain, Switzerland, United Kingdom, and the United States. The Index is calculated on a total return basis, which includes reinvestment of gross dividends before deduction of withholding taxes. The index covers about 60% of the issues listed on the exchanges of the countries included.

(18) The Standard & Poor's Midcap 400 Index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market where the median market capitalization is approximately $700 million. The index was developed with a base level of 100 as of December 31, 1990.

(19) The Lehman Brothers Long Government/Corporate Bond Index is composed of all bonds covered by the Lehman Brothers Government/Corporate Bond Index with maturities of 10 years or greater. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are balanced monthly by market capitalization.

(20) The Lehman Brothers Government/Corporate 1-3 Year Bond Index is composed of all bonds covered by the Lehman Brothers Government/Corporate Bond Index with maturities between one and three years.

(21) The Russell 2000 Index is comprised of the smallest 2000 companies in the Russell 3000 Index, representing approximately 11% of the Russell 3000 total market capitalization. The index was developed with a base value of 135.00 as of December 31, 1986.

(22) The NASDAQ Composite Index is a broad-based capitalization-weighted index of all NASDAQ stocks. The index was developed with a base level of 100 as of February 5, 1971.

The following tables illustrate an assumed $10,000 investment in shares of certain Subaccounts. The ending value does not include the effect of the applicable Withdrawal Charge that may be imposed at the end of the period, and thus may be higher than if such charge were deducted. Each table covers the period from commencement of operations of the Subaccount to December 31, 1995.
--------------------------------------------------------------------------------

            KINF TOTAL RETURN SUBACCOUNT
                                             NON-
YEAR                          QUALIFIED    QUALIFIED
ENDED                           TOTAL        TOTAL
12/31                           VALUE        VALUE
-----                         ---------    ---------
1982    ....................   $12,336      $11,769
1983    ....................    14,313       13,211
1984    ....................    13,427       12,508
1985    ....................    17,019       15,853
1986    ....................    19,328       18,003
1987    ....................    19,188       17,872
1988    ....................    21,207       19,752
1989    ....................    25,945       24,164
1990    ....................    26,889       25,043
1991    ....................    36,583       34,069
1992    ....................    36,703       34,179
1993    ....................    40,598       37,805
1994    ....................    36,253       33,758
1995    ....................    45,056       41,953

             KINF HIGH YIELD SUBACCOUNT
                                             NON-
YEAR                          QUALIFIED    QUALIFIED
ENDED                           TOTAL        TOTAL
12/31                           VALUE        VALUE
-----                         ---------    ---------
1982    ....................   $12,363      $11,920
1983    ....................    14,000       13,427
1984    ....................    15,557       15,155
1985    ....................    18,686       18,203
1986    ....................    21,710       21,149
1987    ....................    22,693       22,105
1988    ....................    25,944       25,273
1989    ....................    25,278       24,624
1990    ....................    21,092       20,546
1991    ....................    31,597       30,778
1992    ....................    36,712       35,760
1993    ....................    43,466       42,338
1994    ....................    41,931       40,843
1995    ....................    48,576       47,315

           KINF INTERNATIONAL SUBACCOUNT
                              QUALIFIED
                              AND NON-
YEAR                          QUALIFIED
ENDED                           TOTAL
12/31                           VALUE
-----                         ---------
1992    ....................   $ 9,803
1993    ....................    12,836
1994    ....................    12,187
1995    ....................    13,559

               KINF GROWTH SUBACCOUNT
                                             NON-
YEAR                          QUALIFIED    QUALIFIED
ENDED                           TOTAL        TOTAL
12/31                           VALUE        VALUE
-----                         ---------    ---------
1983    ....................   $10,290      $10,271
1984    ....................    11,254       11,237
1985    ....................    13,898       13,877
1986    ....................    14,986       14,965
1987    ....................    15,043       15,022
1988    ....................    14,908       14,887
1989    ....................    18,871       18,844
1990    ....................    18,736       18,709
1991    ....................    29,479       29,437
1992    ....................    30,123       30,080
1993    ....................    34,063       34,011
1994    ....................    32,261       32,215
1995    ....................    42,330       42,269

            KINF MONEY MARKET SUBACCOUNT
                              QUALIFIED
                              AND NON-
YEAR                          QUALIFIED
ENDED                           TOTAL
12/31                           VALUE
-----                         ---------
1982    ....................   $10,747
1983    ....................    11,575
1984    ....................    12,630
1985    ....................    13,479
1986    ....................    14,185
1987    ....................    14,922
1988    ....................    15,827
1989    ....................    17,045
1990    ....................    18,195
1991    ....................    19,003
1992    ....................    19,385
1993    ....................    19,661
1994    ....................    20,157
1995    ....................    21,001

                   JANUS GROWTH*
                                          QUALIFIED
                                          AND NON-
YEAR                                      QUALIFIED
ENDED                                       TOTAL
12/31                                       VALUE
-----                                     ---------
1995    ................................   10,327

              JANUS WORLDWIDE GROWTH*
                                          QUALIFIED
                                          AND NON-
YEAR                                      QUALIFIED
ENDED                                       TOTAL
12/31                                       VALUE
----                                        -----
1995    ................................   10,425
                  JANUS BALANCED*
                                          QUALIFIED
                                          AND NON-
YEAR                                      QUALIFIED
ENDED                                       TOTAL
12/31                                       VALUE
----                                        -----
1995    ................................   10,547
            LEXINGTON NATURAL RESOURCES
                                          QUALIFIED
                                          AND NON-
YEAR                                      QUALIFIED
ENDED                                       TOTAL
12/31                                       VALUE
----                                        -----
1995    ................................   10,032

---------------
* Commencement of operations September 15, 1995.

The following table compares the performance of the Subaccounts over various periods with that of other variable annuity funds within the categories described below according to data reported by Lipper Analytical Services, Inc. ("Lipper"), New York, New York, mutual fund reporting service. Lipper rankings are based on changes in net asset value, with all income and capital gain dividends reinvested. Such calculations do not include the effect of any sales charges and include the deduction of mortality and expense risk charges and other asset based charges. Future performance cannot be guaranteed. Lipper publishes performance analyses on a regular basis from which the following rankings were derived.

                                                              LIPPER VARIABLE ANNUITY
                                                               PERFORMANCE ANALYSIS
                                                              -----------------------
                                                              2/28/95        2/28/91
                                                                TO              TO
                         SUBACCOUNT                           2/29/96        2/29/96
                         ----------                           -------        --------
KINF Total Return (Q).......................................    22.38          54.77
KINF Total Return (NQ)......................................    22.38          54.77
KINF High Yield (Q).........................................    14.31         102.58
KINF High Yield (NQ)........................................    14.31         102.60
KINF Growth (Q).............................................    30.49         108.35
KINF Growth (NQ)............................................    30.49         108.35
KINF Money Market (Q).......................................     4.27          15.69
KINF Money Market (NQ)......................................     4.27          15.69
KINF International (Q & NQ).................................    20.99          --

The KINF Total Return Subaccount, KINF High Yield Subaccount, KINF Growth Subaccount, KINF Money Market Subaccount and KINF International Subaccount are ranked by Lipper in the Flexible Portfolio, High Current Yield, Capital Appreciation, Money Market and International categories, respectively. Variable annuity funds in these categories have a variety of objectives, policies and market and credit risks that should be considered in reviewing the rankings. The performance of the Subaccount may also be compared to other variable annuity funds ranked by Morningstar, Inc. or VARDS Inc.

TAX-DEFERRED ACCUMULATION

                                                                 NON-QUALIFIED
                                                                    ANNUITY                   CONVENTIONAL
                                                            AFTER-TAX CONTRIBUTIONS           SAVINGS PLAN
                                                           AND TAX-DEFERRED EARNINGS.           AFTER-TAX
                                                        --------------------------------      CONTRIBUTIONS
                                                                           TAXABLE LUMP        AND TAXABLE
                                                        NO WITHDRAWALS    SUM WITHDRAWAL        EARNINGS.
                                                        --------------    --------------      -------------
10 Years..........................................         $107,946          $ 86,448            $ 81,693
20 Years..........................................          233,048           165,137             133,476
30 Years..........................................          503,133           335,021             218,082

This chart compares the accumulation of a $50,000 initial investment into a Non-Qualified Annuity and a Conventional Savings Plan. Contributions to the Non-Qualified Annuity and the Conventional Savings Plan are made after-tax. Only the gain in the Non-Qualified Annuity will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Contracts. Income on Non-Qualified Annuities is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the prospectus. The chart does not reflect the following annuity charges and expenses: 1.25% mortality and expense risk; .10% administration charges; 7% maximum deferred withdrawal charge; and $30 annual records maintenance charge. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contracts. [IMPORTANT--THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN].

Unlike savings plans, contributions to Non-Qualified Annuities provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a Non-Qualified Annuity (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

                                STATE REGULATION

KILICO is subject to the laws of Illinois governing insurance companies and to regulation by the Illinois Department of Insurance. An annual statement in a prescribed form is filed with the Illinois Department of Insurance each year. KILICO's books and accounts are subject to review by the Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, KILICO is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                    EXPERTS
                          [TO BE UPDATED BY AMENDMENT]

The financial statements of KILICO and the Separate Account have been included in the Statement of Additional Information in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. As discussed in the notes to KILICO's consolidated financial statements effective January 1, 1994, KILICO changed its method of accounting for investment securities to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Also, as discussed in the notes, effective January 1, 1993, KILICO changed its method of accounting for impairment of loans receivable to adopt the provisions of SFAS 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN, and changed its method of accounting for income taxes to adopt the provisions of SFAS 109, ACCOUNTING FOR INCOME TAXES.

                              FINANCIAL STATEMENTS

This Statement of Additional Information contains financial statements for the Separate Account which reflect assets attributable to other variable annuity contracts offered by KILICO through the Separate Account. As of the date of this Statement of Additional Information, no assets attributable to the Contracts are reflected as the Contracts were not offered prior to such date.

                [FINANCIAL STATEMENTS TO BE FILED BY AMENDMENT]

APPENDIX

STATE PREMIUM TAX CHART

                                                                                RATE OF TAX
                                                                    ------------------------------------
                                                                    QUALIFIED              NON-QUALIFIED
                               STATE                                  PLANS                    PLANS
                               -----                                ---------              -------------
    California..................................................       .50%                      2.35%*
    District of Columbia........................................      2.25%                      2.25%*
    Kansas......................................................        --                       2.00%*
    Kentucky....................................................      2.00%*                     2.00%*
    Maine.......................................................        --                       2.00%
    Nevada......................................................        --                       3.50%*
    South Dakota................................................        --                       1.25%
    West Virginia...............................................      1.00%                      1.00%
    Wyoming.....................................................        --                       1.00%

     * Taxes become due when annuity benefits commence, rather than when the premiums are collected. At the time of annuitization, the premium tax payable will be charged against the Contract Value.

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS:

        (1) Financial Statements included in Part A of the Registration
           Statement: (To be filed by amendment)

              Kemper Investors Life Insurance Company and subsidiaries

              Independent Auditors' Report

              Kemper Investors Life Insurance Company and Subsidiaries
                Consolidated Balance Sheet as of December 31, 1996 and 1995

              Kemper Investors Life Insurance Company and Subsidiaries
                Consolidated Statement of Operations for the Years Ended December 31, 1996, 1995 and 1994

              Kemper Investors Life Insurance Company and Subsidiaries
                Consolidated Statement of Stockholder's Equity for the Years Ended December 31, 1996, 1995 and 1994

              Kemper Investors Life Insurance Company and Subsidiaries
                Consolidated Statement of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994

              Notes to Consolidated Financial Statements

        (2) Financial Statements included in Part B of the Registration
           Statement: (To be filed by amendment)

           KILICO Variable Annuity Separate Account

              Independent Auditors' Report

              Combined Statement of Assets and Liabilities and Contract Owners'
                Equity as of December 31, 1996

              Combined Statement of Operations for the Year Ended December 31,
                1996

              Combined Statements of Changes in Contract Owners' Equity for the
                Years Ended December 31, 1996 and 1995

              Notes to Combined Financial Statements

(B) EXHIBITS:

      1.1 A copy of resolution of the Board of Directors of Kemper
          Investors Life Insurance Company dated September 13, 1977.
      1.2 A copy of Record of Action of Kemper Investors Life
          Insurance Company dated April 15, 1983.
      2.  Not Applicable.
    **3.1 Distribution Agreement between Investors Brokerage Services,
          Inc. and KILICO.
   ***3.2 Addendum to Selling Group Agreement of Kemper Financial
          Services, Inc.
     *3.3 Selling Group Agreement of Investors Brokerage Services,
          Inc.
      4.  Form of Variable Annuity Contract.
      5.  Form of Application.
    **6. Kemper Investors Life Insurance Company articles of incorporation and by-laws.
      7.  Inapplicable.
     *8.1 Fund Participation Agreement among KILICO, Janus Aspen
          Series and Janus Capital Corporation.
      8.2 Form of Participation Agreement By and Among Kemper
          Investors Life Insurance Company and Warburg, Pincus Trust and Warburg, Pincus Counsellors, Inc. and Counsellors
          Securities, Inc.
     *8.3 Fund Participation Agreement among KILICO, Lexington Natural
          Resources Trust and Lexington Management Corporation.
      9.  Opinion and Consent of Counsel. (To be filed by amendment)
     10.  Consent of KPMG Peat Marwick LLP. (To be filed by amendment)
     11.  Inapplicable.
     12.  Inapplicable.

     13.  Schedules for Computation of Performance Calculations.
 ****14.  Organizational Chart.
    +17.  Schedule V--Valuation and Qualifying Accounts.

---------------
   * Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 filed on or about September 14, 1995.

  ** Incorporated by reference to Exhibits filed with the Registration Statement on Form S-1 for KILICO (File No. 333-02491) filed on or about April 12, 1996.

 *** Incorporated by reference to Post-Effective Amendment No. 22 to the
     Registration Statement on Form N-4 filed on or about April 27, 1995.

**** Incorporated by reference to Post-Effective Amendment No. 24 to the
     Registration Statement on Form N-4 (File No. 2-72671) filed on or about April 26, 1996.

   + Incorporated by reference to Exhibits filed with Amendment No. 1 to the Registration Statement on Form S-1 for KILICO Variable Annuity Separate Account (File No. 333-02491) filed on or about April 25, 1996.

ITEM 25. DIRECTORS AND OFFICERS OF KEMPER INVESTORS LIFE INSURANCE COMPANY

          The directors and principal officers of KILICO are listed below together with their current positions. The address of each officer and director is 1 Kemper Drive, Long Grove, Illinois 60049.

                NAME                                       OFFICE WITH KILICO
                ----                                       ------------------
John B. Scott........................  President, Chief Executive Officer and Director
Frederick L. Blackmon................  Senior Vice President and Chief Financial Officer
James E. Hohmann.....................  Senior Vice President and Chief Actuary
William H. Bolinder..................  Chairman of the Board and Director
Steven M. Gluckstern.................  Vice Chairman and Director
Daniel L. Doctoroff..................  Director
Paul H. Warren.......................  Director
Loren J. Alter.......................  Director
Michael P. Stramaglia................  Director
Jerome J. Cwiok......................  Executive Vice President
Eliane C. Frye.......................  Executive Vice President
Debra P. Rezabek.....................  Senior Vice President, General Counsel, and Corporate
                                       Secretary

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE INSURANCE COMPANY OR REGISTRANT

          See Exhibit 14 for organizational charts of persons controlled or under common control with Kemper Investors Life Insurance Company.

          Investors Brokerage Services, Inc. and Investors Brokerage Services Insurance Agency, Inc. are wholly owned subsidiaries of KILICO.

ITEM 27. NUMBER OF CONTRACT OWNERS

          Not applicable because as of the date of this initial registration, no Contracts have been sold.

ITEM 28. INDEMNIFICATION

          To the extent permitted by law of the State of Illinois and subject to all applicable requirements thereof, Article VI of the By-Laws of Kemper Investors Life Insurance Company ("KILICO") provides for the indemnification of any person against all expenses (including attorneys fees), judgments, fines, amounts paid in settlement and other costs actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in which he is a party or is threatened to be made a party by reason of his being or having been a director, officer, employee or agent of KILICO, or serving or having served, at the request of KILICO, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of his holding a fiduciary position in connection with the management or administration of retirement, pension, profit sharing or other benefit plans including, but not limited to, any fiduciary liability under the Employee Retirement Income Security Act of 1974 and any amendment thereof, if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of KILICO, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of KILICO, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which a director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of KILICO pursuant to the foregoing provisions, or otherwise, KILICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by KILICO of expenses incurred or paid by a director, officer, employee of agent of KILICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of KILICO in connection with variable annuity contracts, KILICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by KILICO is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

ITEM 29.(A) PRINCIPAL UNDERWRITER

          Investors Brokerage Services, Inc., a wholly owned subsidiary of Kemper Investors Life Insurance Company, acts as principal underwriter for KILICO Variable Annuity Separate Account, KILICO Variable Separate Account and Kemper Investors Life Insurance Company Variable Annuity Account C.

ITEM 29.(B) INFORMATION REGARDING PRINCIPAL UNDERWRITER, INVESTORS BROKERAGE SERVICES, INC.

          The address of each officer is 1 Kemper Drive, Long Grove, IL 60049.

                                                                        POSITION AND OFFICES
                            NAME                                          WITH UNDERWRITER
                            ----                                        --------------------
    John B. Scott.......................................  Chairman and Director
    Otis R. Heldman.....................................  President and Director
    Debra P. Rezabek....................................  Secretary
    Jerome J. Cwiok.....................................  Director
    Eliane C. Frye......................................  Director
    George Vlaisavljevich...............................  Director
    Michael A. Kelly....................................  Vice President
    Robert A. Daniel....................................  Vice President/Treasurer
    Frank J. Julian.....................................  Assistant Secretary

ITEM 29.(C)

        Inapplicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

          Accounts, books and other documents required to be maintained by
     Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Kemper Investors Life Insurance Company at its home office at 1 Kemper Drive, Long Grove, Illinois 60049 and at 120 South LaSalle, Chicago, Illinois 60603.

ITEM 31. MANAGEMENT SERVICES

        Inapplicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATION

          a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

          b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information,
     (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

          c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

REPRESENTATION REGARDING FEES AND CHARGES PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

          Kemper Investors Life Insurance Company ("KILICO") represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by KILICO.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, KILICO Variable Annuity Separate Account, has caused this Registration Statement to be signed on its behalf by the undersigned, in the City of Long Grove and State of Illinois on the 18th day of February, 1997.

                                         KILICO VARIABLE ANNUITY SEPARATE
                                         ACCOUNT
                                         (Registrant)
                                         By: Kemper Investors Life Insurance
                                         Company

                                                  BY: /s/ JOHN B. SCOTT

                                         ---------------------------------------
                                                       John B. Scott,
                                                Chief Executive Officer and
                                                       President

                                         KEMPER INVESTORS LIFE INSURANCE COMPANY
                                         (Depositor)

                                                  BY: /s/ JOHN B. SCOTT

                                         ---------------------------------------
                                                       John B. Scott,
                                                Chief Executive Officer and
                                                       President

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of Kemper Investors Life Insurance Company in the capacities indicated on the 18th day of February, 1997.

                      SIGNATURE                                                  TITLE
                      ---------                                                  -----

                  /s/ JOHN B. SCOTT                         Chief Executive Officer, President and Director
-----------------------------------------------------       (Principal Executive Officer)
                    John B. Scott

                 /s/ W. H. BOLINDER                         Chairman of the Board and Director
-----------------------------------------------------
                 William H. Bolinder

              /s/ FREDERICK L. BLACKMON                     Senior Vice President and Chief Financial
-----------------------------------------------------       Officer
                Frederick L. Blackmon                       (Principal Financial Officer and
                                                            Principal Accounting Officer)

                 /s/ LOREN J. ALTER                         Director
-----------------------------------------------------
                   Loren J. Alter

               /s/ DANIEL L. DOCTOROFF                      Director
-----------------------------------------------------
                 Daniel L. Doctoroff

              /s/ STEVEN M. GLUCKSTERN                      Director
-----------------------------------------------------
                Steven M. Gluckstern

              /s/ MICHAEL P. STRAMAGLIA                     Director
-----------------------------------------------------
                Michael P. Stramaglia

                 /s/ PAUL H. WARREN                         Director
-----------------------------------------------------
                   Paul H. Warren

                                 EXHIBIT INDEX

                                                                          SEQUENTIAL
EXHIBIT                                                                      PAGE
NUMBER                               TITLE                                 NUMBER*
-------                              -----                                ----------
  1.1     A copy of resolution of the Board of Directors of Kemper
          Investors Life Insurance Company dated September 13, 1977...
  1.2     A copy of Record of Action of Kemper Investors Life
          Insurance Company dated April 15, 1983......................
    4     Form of Variable Annuity Contract...........................
    5     Form of Application.........................................
  8.2     Form of Participation Agreement By and Among Kemper
          Investors Life Insurance Company and Warburg Pincus Trust
          and Warburg, Pincus Counsellors, Inc. and Counsellors
          Securities, Inc.............................................
   13     Schedules for Computation of Performance Calculations. .....